

24-4394



05065156

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1A/A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

ROYCE MORTGAGE INVESTMENT FUND, L.P.
A Nevada Limited Partnership
1281 Terminal Way, Suite 201
Reno, NV 89502
Telephone: (775) 322-5797



John F. Royce, Agent for Service of Process
1281 Terminal Way, Suite 201
Reno, NV 89502
Telephone: (775) 322-5797

Primary Standard Industrial I.R.S. Employer
Classification Code Number: 6162 ID Number: 88-0381166

THIS OFFERING STATEMENT SHALL ONLY BECOME QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART 1 – NOTIFICATION

ITEM 1. Significant Parties

a. The Issuer is a limited partnership and has no directors.

b. The Issuer is a limited partnership and has no officers.

c. The Issuer is a limited partnership and Royce Capital Group, a Nevada corporation is its sole general partner. The address of Royce Capital Group is 1281 Terminal Way, Suite 201, Reno, Nevada 89502, and its telephone number is (775) 322-5797. The officers of Royce Capital Group are John F. Royce, President, Secretary, Treasurer, and Director, whose business address is 1281 Terminal Way, Suite 201, Reno, Nevada 89502, and whose residence address is 5405 Mountain Meadows Lane, Reno, Nevada 89511. The beneficial owners of 5 percent (5%) of any class of equity of the general partner are: John F. Royce, whose business address is 1281 Terminal Way, Suite 201, Reno, Nevada 89502, and whose residence address is 5405 Mountain Meadows Lane, Reno, Nevada 89511; and Charles M. Royce, whose business address is 1414 Avenue of the Americas, New York, New York, and whose residence address if 8 Sound Shore Road, Greenwich, CT 06830.

d. There are the following record owners of 5 percent (5%) or more of any class of the Issuer's equity securities: Gary D. and Carole L. Brenner, 2284 Longwood Drive, Reno, Nevada 89509; Winston and Laura Tennant, 240 Bullion Road, Dayton, Nevada 89403; Sean and Laurie Crom, 1132 West First Street, Reno, Nevada 89503; Michael Heffner, Trustee of the Heffner Family Trust, 1735 Caughlin Creek Road, Reno, Nevada 89509; General Partner, Royce Capital Group, 1281 Terminal Way, Suite 201, Reno, Nevada 89502.

e. Beneficial owners are the same as record owners.

f. Royce Capital Group, the General Partner, is the promoter.

g. There are no affiliates of the Issuer other than the General Partner described above.

h. Counsel to the Issuer with respect to the proposed offering is Craig Norville, Jones Vargas, 100 West Liberty Street, 12th Floor, Reno, Nevada 89501.

i. There are no underwriters with respect to the proposed offering.

j. There are no directors of any underwriter with respect to the proposed offering.

k. There are no officers of any underwriter with respect to the proposed offering.

l. There are no general partners of any underwriter with respect to the proposed offering.
m. There is no counsel to any underwriter with respect to the proposed offering.

ITEM 2. Application of Rule 262

a. No person identified in the response to Item 1, above, is subject to any of the disqualification provisions set forth in Rule 262.
b. N/A

ITEM 3. Affiliate Sales

The following description does not apply to the Issuer: "The Issuer has not had a net income from operations of the character in which the Issuer intends to engage for at least one of its two last fiscal years."

ITEM 4. Jurisdictions in which Securities are to be offered.

a. The jurisdictions in which the securities are to be offered by underwriters, dealers, or salespersons are NONE.
b. The jurisdictions in which the securities are to be offered other than by underwriters, dealers, or salesman are Nevada and California. The securities will be registered or will be exempt from registration before they are offered in the foregoing jurisdictions. The securities are to be sold by the officers of the General Partner of the Issuer through direct solicitations, including mailings, internet solicitations, telephone solicitations, and face to face meetings with prospective investors.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

a. There are no unregistered securities issued by the Issuer, or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A.
b. N/A
c. N/A

ITEM 6. Other Present or Proposed Offerings

The Issuer and any of its affiliates is not currently offering nor contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements.

a. Arrangements known to the Issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes are:
    (1) To limit or restrict the sale of other securities of the same class as those to be offered for this period of distribution: NONE
    (2) To stabilize the market for any of the securities to be offered: NONE
    (3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation: NONE.
b. There are no underwriters that intend to confirm sales to any accounts over which such underwriter exercises discretionary authority, and the estimate of the amount of such securities so intended to be confirmed is ZERO. There are no underwriters.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis and, at the time of the preparation or certification, or at any time thereafter, had a material interest in the Issuer or any of its parents or subsidiaries, or was connected with the Issuer or any subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, except for George R. Kucera, who prepared and wrote the two opinion letters attached to the Offering Circular. Mr. Kucera is an independent attorney who consulted for Royce Capital Group, the General Partner of the Issuer, and is the former Secretary and General Counsel of the General Partner.

ITEM 9. Use of a Solicitation of Interest Document.

No publication authorized by Rule 254 was used prior to the filing of this notification.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A OFFERING CIRCULAR UNDER THE SECURITIES ACT OF 1933

ROYCE MORTGAGE INVESTMENT FUND, LIMITED PARTNERSHIP, ISSUER

1281 Terminal Way, Suite 201 Reno, Nevada 89502
Telephone: (775) 322-5797

Date of this Circular: December 31, 2004

Updated: To June 30, 2005

This Offering Shall Close On March 29, 2006, or when the aggregate amount of Securities issued under this Offering, plus any Partner's reinvestment, equals $5,000,000 whichever comes first. [See Page 38 "Election to Receive Monthly Cash Distributions"] Securities to be issued: Up To 1,860,397.49 of additional Partnership Interests ["Units"] at $1.00 per Interest, with a Minimum Purchase of $20,000 per interest holder. There is no minimum number of Units that must be sold as part of this offering. Subscriber's funds will be placed in an NON-interest-bearing account, until accepted by the General Partner.

- THE LIMITED PARTNERSHIP INTERESTS ["UNITS"] HAVE NO VOTE IN THE PARTNERSHIP EXCEPT FOR EXCEPTIONAL CIRCUMSTANCES
- THE UNITS ARE NOT FREELY TRANSFERABLE BY THE SUBSCRIBER WITHOUT THE CONSENT OF THE GENERAL PARTNER

THE UNITED STATES' SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting Discount and Commissions	Proceeds to Issuer or Other Persons
Per Unit	$1.00	$0	$1.00
Total Minimum	$20,000.00	$0	$20,000.00
Total Maximum $*	1,860,397.49	$0	$*1,860,397.49

Approximate First Date of Sale to the Public: March 29, 2002

*Of the maximum amount of $5,000,000, $3,139,602.51 has been subscribed as of December 31, 2004.

***

TABLE OF CONTENTS

HEADING	PAGE
Summary Information, Risk Factors & Dilution	5
Summary Information	5
Risk Factors ...	6
Risk of Default by Borrowers	6
Risks of Large Loans	6
Appraisal Risks	7
Risks of Declines in Values of Secured Properties	7
Risks of Inability to Meet Past Performance of Issuer	7
Lack of Liquidity Risks	7
The Partnership's Re-Purchase of Units is Restricted	7
Risk of Leverage	7
Dependency on the General Partner	7
Lack of Independent Legal Representation	8
Risk of Concentration of Mortgages in Nevada	8
Risks of Uninsured Losses	8
Conflict of Interest Risks	8
Dilution	9
Plan of Distribution	10
Use of Proceeds to Issuer	10
Description of the Business	11
Organizational Chart of the Issuer	14
Description of the Property	15
Directors, Executive Officers & Significant Employees	15
Remuneration of Directors and Officers	18
Security Ownership of Management & Certain Security holders	20
Interest of Management & Others in Certain Transactions	21
Securities Being Offered	23
Additional Pertinent Information	25
Fiduciary Responsibility of General Partner	25
Other Partnerships or Businesses	25
Sale of Defaulted Loans or Real Estate Owned to Affiliates	26
ERISA Considerations	26
Federal Income Tax Consequences	27
Partnership Status	27
Taxation of Undistributed Partnership Income	28
Distributions of Income	28
Property Held Primary for Sale, Potential Dealer Status	28
Tax Returns	29
Portfolio Income	29
Unrelated Business Income	29
Certain Legal Aspects of Partnership Loans	30
Anti-Deficiency Legislation	30
Special Considerations with Junior Loans	30
Due on Sale Clause	31
Due on Sale	31
Due on Encumbrance	31

Prepayment Clauses 33
Certain Restrictions on "High Cost Mortgages" 33
Subscription Agreements: Admission to Partnership 33
Election to Receive Monthly Cash Distributions 36
Restrictions on Transfer 36
Withdrawal Provisions 36
Summary of Limited Partnership Agreement 37
Definitions 38
Financial Statements 40
Index to Financial Statements 42
Exhibits 71
Limited Partnership Agreement 73
Subscription Agreement 75
Opinion Letter RE: Legality 77
Tax Opinion Letter 79
Analysis of Issuer's Trust Deed Collateral 80
Loan Servicing Agreement 84
Escrow Instructions 86
Signature 88

SUMMARY INFORMATION, RISK FACTORS & DILUTION

Summary Information

Royce Mortgage Investment Fund, Limited Partnership, referred to in this document as "Issuer or "Partnership", is a Nevada Limited Partnership. It was formed on February 1, 1997, under the name D.F. Capital, L.P., and its name was changed to the current name in July 2001. The General Partner of the Issuer is Royce Capital Group, a Nevada Corporation. Management of the General Partner has cumulatively over 100 years of real estate experience. The General Partner has been in the trust deed business since the inception of some of its subsidiaries in 1986.

The management of Royce Capital Group controls the day-to-day operations and business decisions of the Issuer. The management of Royce Capital Group anticipates that it will spend less than 20% of its time managing the Issuer. As of December 31, 2004 the General Partner is the owner of 3.6% of the Issuer's capital, and the returns to the General Partner, both of and on its capital invested in the Issuer, are subordinate to the returns to the Limited Partners.

The Issuer was formed to invest in promissory notes, which are secured by first deeds of trust on residential and/or commercial real estate, primarily in Nevada and Northern California. The real estate may be either owner-occupied or non-owner occupied. Specific information concerning the current size of the Issuer, the current investments of the Issuer, the past performance of the Issuer, and the definitions of some of the terms in this Offering Circular will be found elsewhere in this Offering Circular. The offering is intended to provide cash flow from interest income, or equity appreciation, as well as preservation of capital for the limited partners.

The Issuer intends to offer up to 1,860,397.49 additional limited partnership interests in the partnership for an offering price of One Dollar ($1.00) per limited partnership interest. Each limited partnership interest is called a "Unit", or, collectively in this document, "securities", and each Unit is equal to all other Units in the Issuer, whether offered under this document or currently existing. The purchaser of Units will be able to purchase Units at the same price that every other Limited Partner has purchased Units for, whether such Limited Partner is currently in the Partnership or purchases pursuant to this offering. No person or entity has been offered, and no person or entity will be offered Units for any price other than One Dollar ($1.00) per Unit.

The purchaser of Units through this offering becomes a Limited Partner in the Issuer, with an ownership interest in the total assets of the Issuer. The percentage of ownership interest owned by each Limited Partner in the Issuer is determined by dividing the number of Units owned by each Limited Partner by the total number of Units then issued by the Issuer. There is a minimum purchase of Twenty Thousand (20,000) Units per new investor under this offering. The Issuer intends to use the proceeds from the sale of Units from this offering to invest in additional promissory notes, also secured by deeds of trust as described above, either by purchasing existing notes or by making new loans to borrowers. The issuance of the additional Units through this offering will not dilute the Units held by current Limited Partners since each Unit is valued at One Dollar ($1.00), and additional Units sold through this offering increase the value of the Issuer's assets.

Funds received from subscribers to this offering will be placed in a non-interest bearing subscription account until the subscriber is accepted as a Limited Partner by the General Partner. At that time, the subscription funds will be paid to the Partnership in exchange for a number of Units at $1.00 per Unit. Under no circumstances will funds be held in the subscription account longer than sixty (60) days before they are either paid to the Partnership or returned to the subscriber. There are no arrangements for the return of funds to any subscriber if the full amounts of 1,860,397.49, additional Units being offered through this Offering Circular are not sold.

There will be no commissions paid to anyone as a result of Units purchased through this Offering Circular, and all funds received by the Issuer will be invested in additional promissory notes as described above. This offering will expire on March 31, 2006, and presently the extension of this offer is not being contemplated.

The Partnership and the General Partner represent that the Partnership will not engage in a 'roll-up' transaction in which the Issuer is merged with another partnership or converted into another entity at any time during the life of the Issuer.

Investors who desire to purchase Units in the Partnership must meet certain eligibility standards. These eligibility standards are designed to aid the General Partner in determining whether an investment in the Partnership is suitable or appropriate for particular investors. The Partnership and the General Partner will not consider the representations made by an investor, with respect to that investor's eligibility standards, as being binding upon the investor or as creating any liability on the part of the investor to the Partnership or the General Partner. The Partnership shall not assert any representations made by any investor, with respect to the eligibility standards as a defense in any subsequent litigation. NO REPRESENTATIONS MADE BY THE INVESTOR TO THE GENERAL PARTNER, OR THE PARTNERSHIP, WITH RESPECT TO THE INVESTOR'S ABILITY TO MEET THE ELIGIBILITY STANDARDS, WAIVES ANY RIGHTS THAT THE INVESTOR MAY HAVE UNDER THE FEDERAL SECURITIES LAWS.

RISK FACTORS

Because the Issuer invests in loans secured by real estate, it is subject to the risks usually associated with real estate financing. Those risks are:

1. RISKS OF DEFAULT BY BORROWERS

If a borrower, whose note is owned by the Issuer, defaults, the Issuer may have to foreclose on the property(ies) and own them. Foreclosure can be a time consuming and expensive exercise, and will require the expenditure of funds by the Issuer. The Issuer may have to expend funds to operate and/or sell the properties so foreclosed on, and the return to the Issuer on the operations and/or sales of such properties may be less than anticipated had the note not gone into default.

If the note is a junior note [that is, there is another lender who has a security interest in the property secured by the Issuer's asset which is superior to the interest owned by the Issuer], the Issuer may have to expend partnership funds to pay off, or currently maintain, the superior security interest in order to protect the Issuer's investment. In such an event, the return to the Issuer may be substantially less than anticipated from such investment.

2. RISKS OF LARGER LOANS

Currently, the investments owned by the Issuer average $184,414 per loan, as of June 30, 2005. The Issuer intends to use the additional capital raised by this offering to invest in loans that are larger than the present current average. This investment strategy may decrease the loan diversification within the partnership loan portfolio, and may increase the risk from such loans defaulting.

3. APPRAISAL RISKS

Before the Issuer invests in a note secured by a deed of trust, it generally but not always obtains an appraisal from a certified and unaffiliated appraiser. There is a risk that the appraisal is incorrect and that the loan to value ratio is too high, thus increasing the risks of default by the borrower.

4. RISKS OF DECLINES IN VALUES OF SECURED PROPERTIES

The Issuer generally uses loan to value ratios, based on the appraisals from unaffiliated parties, to determine the maximum amount loaned to each borrower when buying or originating loans. See the table in the business portion of this circular. The values of properties can decline after a loan is granted, and may not be accurate after a property may be foreclosed upon, resulting in losses to the partnership.

5. RISK OF INABILITY TO MEET PAST PERFORMANCE OF ISSUER

The Limited Partnership [Issuer] has been in existence since February 1, 1997, and has an operating history. It has been profitable to date, and always met preferred returns to Limited Partners. See the financial statements as part of this document. No assurances can be given that the future business endeavors of the Issuer will meet the Issuer's expectations or that the Issuer will continue to be able to operate profitably.

6. LACK OF LIQUIDITY RISKS

You may not be able to sell the Units you own for cash in a timely basis. In order to preserve the Issuer's status as a limited partnership, Federal Income tax law limits the tradability of units. It is also not likely that a lender will accept the Units as security for borrowing. There is no market for the Units, either public or private, and there is no likelihood that one will ever develop. An investor must be prepared to hold his or her Units as a long-term investment. In order to comply with applicable tax laws, the General Partner may refuse, on advice of tax counsel, to consent to a transfer or assignment of Units. Certain state securities administrators may also impose a restriction on sale or transfers of the Units because of the investor suitability standards that apply to a purchaser of Units.

7. THE PARTNERSHIP'S REPURCHASE OF UNITS IS RESTRICTED

The purchaser must hold units purchased pursuant to this offering for at least one year before he or she can request the Issuer to repurchase them. In addition, the amount of repurchases and the mechanism for repurchasing is severely limited by the Limited Partnership Agreement; an investor may only have 25% of their capital up to 80,000 Units per quarter repurchased and, in any calendar year, the total repurchase of Units cannot exceed 50% of the aggregate capital accounts of the Limited Partners. See the Limited Partnership Agreement.

8. RISK OF LEVERAGE

The Issuer is authorized to borrow up to fifty percent (50%) of its total capitalization by pledging the general credit of the Issuer and/or pledging the promissory note asset pool of the Issuer. If delinquencies and/or defaults occurred in the assets held by the Issuer, it is possible that the Issuer would be unable to meet its debt obligations and lose its assets. As of December 31, 2004, the Issuer has $500,000 in loans from private lenders, partners, and minor trade debt.

9. DEPENDENCY ON THE GENERAL PARTNER

The Partnership has no employees and, as such, is totally dependent upon the General Partner for all of its activities, including the placement of loans, loan administrations and collections, accounting, and for disbursements of profits. The General Partner shall be responsible for investing the Partnership's assets and for servicing and collecting the Partnership's loan portfolio. The General

Partner, or its affiliates, will be paid fees for providing certain services to the Partnership [See "Interest of Management in Certain Transactions" in this offering circular] and, as such, may have conflicts of interest with the Partnership. The General Partner will only devote so much time to the operation of the Partnership as will be reasonably required. The General Partner will have conflicts of interest in allocating management time, services, and functions between its existing business interests other than the Partnership, and any future Partnerships which it may organize as well as other business ventures in which it may be involved. The General Partner believes that it has sufficient staff available to be fully capable of discharging its responsibilities. The General partner has previously bought loans or properties that have gone into foreclosure or been foreclosed upon. There is no assurance that the General Partner will do so in the future.

10. LACK OF INDEPENDENT LEGAL REPRESENTATION

The Partnership has not been represented by independent legal counsel to date, and as such, the Partnership has no representation with respect to dealings between the Partnership and the General Partner and its affiliates. This may increase the risk that such dealings will not be fair to the Partnership.

11. RISK OF CONCENTRATION OF MORTGAGES IN NEVADA

As of June 30, 2005, of the total mortgage loans held by the Partnership, approximately 79.5% are secured by Northern Nevada real estate, approximately 20.0% are secured by California real estate, and approximately 0.5% are the secured by Arizona real estate.. This concentration may increase the risk of delinquencies on its loans when Northern Nevada real estate or economic conditions are weaker than elsewhere, for reasons such as: economic recession in that area; overbuilding of commercial properties; and relocations of business outside the area, due to factors such as costs, taxes, and regulatory environment.

12. RISKS OF UNINSURED LOSSES

The Issuer requires that borrowers carry adequate Hazard insurance, naming the Issuer as an additional named insured. However, some events, such as earthquakes, floods, or mudslides may be either uninsurable or the cost of the insurance may be prohibitive. In addition, insurance coverage may be adequate to cover the property losses. As a result, the Issuer may suffer losses should it foreclose on a property which is underinsured following a catastrophe.

13. CONFLICT OF INTEREST RISKS

The General Partner and its affiliates are subject to various conflicts of interest in managing the Issuer. The Issuer pays the General Partner substantial fees that are not determined by arms-length negotiations. For the period ending December 31, 2004, $9,342.72 was paid to the General Partner in fees.

DILUTION

The addition of additional Limited Partners into the Issuer through this offering will not dilute the interests of either (i) the existing Limited Partners or, (ii) the investors who acquire their Units at any time during the time that this offering is open. This is because each Unit is valued at One Dollar ($1.00), and will be used to purchase or fund One Dollars' ($1.00) worth of loans as additional Units are purchased through this offering. The number of Units owned by each investor in the Issuer will remain the same, regardless of the total number of Units within the partnership, and each Unit will represent One Dollar's ($1.00) worth of loans.

The Issuer allocates profits to the Limited Partners in the Partnership monthly. Such allocations result in (1) either a monthly cash distribution to each Limited Partner of his or her pro rata share of the profits, up to the amount of the then cumulative annual Preferred Return; or (2) each Limited partner who does not receive such a monthly cash distribution receives additional Partnership Units, with each Unit being One Dollar ($1.00), equal to that Partner's share of the undistributed profits. To the extent that the monthly allocations to the Limited partners, either in cash or additional Units, do not meet or exceed the cumulative Preferred Return under the Limited Partnership Agreement, for each year, the allocations in the succeeding calendar year shall be applied to any unfulfilled Preferred Returns for such Limited Partner or Limited Partners, while, at the same time, new Limited Partners [purchasers of Units under this Offering Circular] shall have their cumulative Preferred Return calculated concurrently, and allocations made accordingly.

Purchasers of Units pursuant to this Offering Circular shall start accumulating Preferred Returns from the Partnership from the month that they purchase Units in the Partnership. Since the Partnership Preferred Return is cumulative, and a running total of unattained cumulative Preferred Return deficiencies [if any] are maintained monthly for each Limited Partner in the Partnership, there is no dilution of either existing or new Limited Partners' share of profits.

No funds from purchasers of Units pursuant to this Offering Circular will be used to pay any unmet cumulative Preferred Returns for existing Limited Partners; the ONLY use for all new funds into the Partnership will be to purchase new loans as Partnership assets. Each Limited Partner's cumulative Preferred Return is calculated individually, on a monthly basis.

PLAN OF DISTRIBUTION

1. The Units will not be offered through underwriters, but directly by the officers and directors of the General Partner in Nevada.
2. No commissions or discounts will be paid to any individual or entity in connection with the sale of any Units.
3. The officers, directors, and employees of the General Partner of the Issuer will sell the securities being offered through this offering directly to the qualified public, using direct mail, internet, and newspaper advertising solicitations. They are exempt from broker dealer licensing pursuant to Rule 3a4-1 of the 1934 Exchange Act. The names of the person who will be selling the securities offered herein are: John F. Royce, President of the General Partner;
4. No existing Unit owner is selling any of the securities offered in this offering.
    a. There is neither plan nor arrangement to return funds to purchasers of Units if the full amount of $1,860,397.49 is not sold or subscribed for. The Issuer will close the offering on the earlier of:
        i. the Termination Date or
        ii. the issuance [including reinvested Units] of 5,000,000 total Units. [See the cover page of this Offering Circular and Page 42 "Election"] and will utilize whatever funds as have been paid for Units as of that time to invest in new or existing loans as described herein. Any time a Partner decides to participate in the Dividend Reinvestment Plan, such Partner shall receive a then current copy of this Offering Circular with or prior to the issuance of such Units.
    b. No underwriter will be used for this offering, and, hence, there will be no delay in receipt of funds from a subscriber or purchaser of Units to the Issuer, except for a possible delay of up to sixty (60) days while the General Partner decides to accept the subscription.

USE OF PROCEEDS TO ISSUER

All of the funds received by the Issuer from the sale of Units in accordance with this offering will be used to invest in new or existing notes, secured by deeds of trust in real property interests. There are no load charges, fees, commissions or other expenses paid by anyone in this offering, and 100% of all funds received from purchasers of Units will go to the Issuer. The funds, received by the Issuer from purchasers of Units until the Termination Date, will be used to fund or purchase new or existing real estate secured loans. No part of the purchase price of any Unit offered herein will pay any existing indebtedness of the Issuer. No existing loans have been identified that will be funded or purchased from the General Partner of the Issuer or any affiliate, officer, director, or employee of the Issuer and no existing loans will be so purchased.

Monies from subscribers will be held, for up to sixty (60) days, in a non-interest bearing account until sufficient funds from subscribers can be used to fund or purchase a promissory note secured by real estate. Once a note is identified and purchased or funded, the subscribers funds and interest earned to the date of purchase or funding shall be converted into Units at the rate of One Dollar ($1.00) per Unit. Any monies not used to purchase or fund such notes within sixty (60) days of receipt, shall be returned to the subscriber upon request, without interest earned on such monies, to date of return.

DESCRIPTION OF THE BUSINESS

(1) The Issuer is a Nevada limited partnership, formed in Feb. 1, 1997, as D. F. Capital, L.P., for the sole purpose of making and buying whole and fractional interests in loans secured by real estate interests. When the Issuer purchases fractional interests [See "Definitions" in this offering circular], it only does so in conjunction with affiliates or subsidiaries of the General Partner of the Issuer or third parties with whom the General Partner has had previous co-investing experience. The Issuer 's sole business is real estate lending. The Issuer does, and will, originate real property interest secured loans, or purchase existing real property interest secured loans through its General Partner or subsidiaries of the General Partner. The General Partner does not currently have existing loans to sell to the Issuer. "Real property interest secured loans" are described as asset-based loans which are not entirely based on the credit of the borrowers, but, instead, are secured by real property interests. The Issuer has been doing this since its formation in 1997, and will continue its current method of operation with the proceeds of this offering.

The products produced by the Issuer are promissory notes secured by deeds of trust on real estate primarily in Nevada and Northern California. In the past, the Issuer has made mobile home only loans (i.e., loans on mobile homes in parks or on rented lots), and does not intend to engage in that practice in the future. As of June 30, 2005, only 1 one loan of this type (with a carrying cost of $45,239) the 1 of 28 loans in the portfolio.

The General Partner of the Issuer, Royce Capital, has a number of affiliated [subsidiary] corporations each of which performs a specialized business and each of which is separately licensed in Nevada to perform those businesses. Certain subsidiaries not involved in the finance business were 'spun off' from the General Partner to John F. Royce as of January 1, 2000. These included the following companies: Design Construction and Design Management. [See Organizational Chart of General Partner and Remuneration of Officers and Directors]. The General Partner and its affiliated subsidiaries have been in the mortgage brokerage business, both on the wholesale [no direct contact with borrowers] and on the retail [direct solicitation of borrowers] sides since 1986.

(i) The Issuer has two subsidiaries, Royce Capital and Royce Capital California.

(ii) There are no new products or services performed by the Issuer; real estate interest secured loans are ubiquitous and easily understood.

(iii) The Issuer has no research and development budget, any rules, regulations, or laws, local state or Federal, which govern the discharge of materials into the environment. However, if the Issuer were to foreclose on any deed of trust, and winds up owning the property which previously secured the defaulted note, and there is an environmental liability associated with such property, it is possible that the Issuer may inherit the environmental liability as a result of such ownership. Each foreclosure will be examined on a case by case basis to avoid assuming such environmental liabilities. If a major environmental liability were to be discovered on a property securing one or more of the Issuer's loans, the Issuer may elect to abandon the loan and not to foreclose on such property. The Issuer does not knowingly make loans where the environmental risk is likely.

(iv) The Issuer has no employees; the General Partner controls, and will control, the day to day operations of the Partnership, and will make all business decisions for the Partnership.

(2) The largest factor in the Issuer's industry which has a material impact upon the Issuer's future financial performance is demand for non conforming loans of the type that meet the investment return expectations of the investing limited partners. All of the promissory notes currently held by the Issuer are at fixed rates and it is anticipated that the proceeds from this offering will be used to fund or purchase additional fixed rate promissory notes. If interest rates drop after such notes are made or purchased, the return to the

purchaser(s) of Units may be higher than then currently available from other notes, and conversely, if the interest rates rise after such notes are made or purchased, the return to the purchaser(s) of Units may be lower than then currently available from other notes.

(i) The Issuer usually uses loan to value ratios, based on the appraisals from unaffiliated parties, to determine the maximum amount loaned to each borrower.

The following table illustrates typical loan to value ratios for various loans made or purchased by Issuer and currently in the Issuer's portfolio:

Type of Property	Maximum Ratio [Loan to Value] **	Current Loan to Value of Loans in Issuer As of 06/30/2005
Residential, Owner Occupied	60-75%	63.2%
Residential, Non-owner Occupied	65%	67.9%
Spec Construction Home	60-80%	53.7%
Unimproved Commercial property	50%	31.7%
Improved Commercial property [all types]	75%	43.3%
Undeveloped real property	25-40%	none
Subdivision developed lots	60-80%	61.7%
Subdivision approved undeveloped	40-60%	none%

** Ranges are provided to allow latitude depending on location and market conditions.

The General Partner of the Issuer may, in its sole discretion, vary the above ratios in evaluating loan requests. For example, a non-amortizing loan will be made only on a lower loan to value ratio than normal. Generally speaking, the General Partner will obtain an appraisal for a property if it is making a loan. The General Partner may waive the appraisal, in such cases where there is a recent sale or the loan to value based on assessed valuation is sufficiently low as to negate the need for a formal appraisal on a given note purchase or funding. In either of these cases, the General Partner or its agent will inspect the property. Generally the Issuer will not obtain environmental insurance on property which is collateral for loans.

The term of the loans invested in by the fund is limited as follows: 50% of the loans originated after September 1, 2002, shall have a loan term of less than 37 months, and the rest of the loans shall have a term not to exceed 61 months. This restriction has been put on the fund to provide a high degree of liquidity for Investors to make fund withdrawals more readily.

The General Partner will require title insurance in all circumstances, to insure that the borrower has title to the property securing the loan and to determine whether there are any encumbrances senior to the loan being made or purchased. In addition, the General Partner will usually require casualty insurance, naming the Partnership as an additional named insured to the extent of the Partnership's loan.

The General Partner cannot dissolve the Partnership without the written vote of a Majority in Interest of the Limited Partners but a Majority in Interest of the Limited Partners may dissolve the Partnership without the consent of the General Partner. "Majority in Interest" means that a majority of the Units, excluding any Units held by the General Partner, vote for or against such dissolution. Notwithstanding the above, the Partnership shall wind up and dissolve, and terminate its activities, on February 12, 2022, unless it is dissolved earlier.

The Issuer does not directly market its real estate lending. Royce Capital, a subsidiary of the General Partner, solicits loans for the Issuer as the Issuer has no direct dealings with borrowers prior to the making of the loans which constitute the Issuer's loan portfolio.

Within the real estate lending community in Northern Nevada, because of its limited capital, the Issuer is a fairly small participant, holding less than 1% of the non-conforming loans in this market. However, since it does not directly solicit loans, it is able to benefit from the reputation of John F. Royce and Royce Capital in obtaining loans. Royce Capital directly solicits borrowers, through direct mail, newspaper advertisements, and word of mouth, and screens such borrowers for the Issuer. This advertising is directed at consumer borrowers and borrowers who are commercial property owners or real estate developers.

The Issuer has shown a profit since its inception and has never had a loss. The profit for its last five years is as follows:

1997	**$20,708**
1998	**$87,821**
1999	**$119,760**
2000	**$109,314**
2001	**$86,746**
2002	**$71,258**
2003	**$130,322**
2004	**$242,534**

Its profits have been a function of its capital base in past years. Its assets generally consist of notes receivables and its only debt consists of underlying notes on its portfolio. [See "Definitions"]. While this offering was pending, some normal withdrawals were made to meet the withdrawal requests needs of some of its Limited Partners. As of December 31, 2004, the issuer has total capital of $3,685,709. The limited partners had total capital of $3,552,148 and the General Partner had total capital of $133,560. The issuer owns notes of approximately $3,439,556, including an allowance for credit losses of $17,088. See the financial statements and notes for a more complete discussion.

Loan servicing of the Issuers' loans are being done by an affiliate of the General Partner, Fidelity Escrow and Collections, Inc. This company, formerly known as Design Management, has been in the business of doing loan servicing for the General Partner and its affiliates since 1974. It has recently changed its name to Fidelity Escrow and Collections, Inc., and obtained an escrow company license in the State of Nevada. See the Organizational Chart of General Partner, and description of Fidelity on the following page.

ORGANIZATIONAL CHART OF ISSUER, GENERAL PARTNER & AFFILIATES


John F. Royce
owns 100%of the
common stock of
Royce Capital Group
The General Partner of the
Issuer of this Offering
Owns 100% of common
stock
This issuer:
Royce
Mortgage
Investment
Fund, LP
Royce Capital
(Mortgage Broker)
Fidelity Escrow and
Collections, Inc.
(Loan Servicer)

Royce Capital
Royce Capital is licensed as a retail loan broker. A retail loan broker solicits loan business directly from borrowers or property owners.

Royce Capital California
Royce Capital California is licensed as a California Finance Lender ("CFL") and a Real Estate Broker. A CFL solicits loan business directly from borrowers or property owners.

Fidelity Escrow and Collections
Fidelity Escrow and Collections is a Nevada licensed escrow company and loan servicing company. It commenced servicing loans in the Issuer's portfolio on January 1, 2002. Fidelity will track the payments from borrowers on a monthly basis, and distribute the proceeds of that loan to investors. When a borrower is fifteen (15) days delinquent, the company informs the borrower by mail of the delinquency and requests that the loan be brought current. If no payment is received, within fifteen (15) days after the initial notice (or by the thirtieth (30th) day following the delinquency), the Issuer contacts the borrower by telephone and/or personal contact to determine the reason for the delinquency and the date by which the delinquency will be cured. If no, Issuer will usually cure such senior delinquency, keep the senior encumbrance payments current, and immediately initiate foreclosure proceedings against the borrower. This determination will be made on a case-by-case basis, depending on such factors as the then current value of the property securing the loan(s), the amount of all encumbrances on the property, and the ability of the borrower to meet the borrower's obligations. If there are no encumbrances on the property senior to the Issuer's loan, the Issuer will initiate foreclosure proceedings no later than the sixty (60) day of delinquency, provided such proceedings seem reasonably likely to protect the Issuer,. The servicing agent is paid monthly $1/12^{th}$ of 1% of the loan balance of each loan that is serviced by the Issuer.

Some loans provide that the borrower pay a fee of $10.00 per month for each loan as well. The Servicer also is entitled to 1/2 of the prepayment penalties and late charges that are paid by the borrower.

Perfectus Builders Control

Perfectus Builders Control performs builders control services on behalf of construction lenders. Formed in December 2004, the company takes custody of proceeds of construction loans in trust, and disburses those funds to contractors in accordance with industry standards and completion percentages. The company is regulated by the Nevada State Contractors board, and retains a surety bond in accordance with its trust balances. Perfectus is paid a builders control fee of ½ to 1% of the proceeds under its supervision.

DESCRIPTION OF THE PROPERTY

The assets of the Issuer consist primarily of a portfolio of mortgage loans, secured by real estate interests. A complete schedule of the existing loans is in this offering circular as of December 31, 2004, and June 30, 2005, is provided as an exhibit in the offering circular. This is a very diversified pool of loans. The principal balances of the loans range from; $16,180 to $472,500 the average investment in each loan is $52,511.00. The weighted average loan to value ratio is 55.64%. The weighted average return on the loan portfolio is 10.92%. 21.4% of the loans by dollar amount are secured by property located in California; 75.0% of the loans are secured by property in Nevada and 3.6% in Arizona. Ninety-six point four percent (96.4% of the loans are secured by first [senior] trust deeds; 3.6% of the loans are secured by second [junior] trust deeds. One hundred percent of the loans are current.

The proceeds from the sale of Units will be used to fund or purchase loans similar to the existing portfolio. As there are no existing loans which are waiting to be either funded or purchased, it is impossible to state exactly what types of loans, and for what dollar amounts, will be added to the portfolio from the sale of Units. It is the intention of the General Partner to do larger loans than those presently in the portfolio with the proceeds of this offering, and to do a higher percentage of smaller improved commercial building loans.

The offices of the General Partner are the same offices used by the Issuer. The offices are suitable and adequate for the Issuer since it has no employees and it does not have direct dealings with borrowers. The Issuer does not pay rent to the General Partner as the Partnership Management Fee includes rent and all management expenses. [See "Partnership Management Fee to General Partner" under the heading "Remuneration of Officers and Directors"]. The Issuer is managed by the corporate General Partner and its personnel. The Issuer therefore has no employees of its own.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

1) There are no directors of the Issuer. The management of Royce Capital Group, the General Partner, controls the day-to-day operations of the Issuer. The Director of the General Partner is John F. Royce, age 62, who has served as the Director of the General Partner since Royce Capital Group was appointed as the General Partner on February 1, 1997. His period of appointment is annually, and expires on December 31 2004. There are no understandings between himself and anyone else pursuant to which he serves as the Director of the General Partner.
2) There are no persons nominated to become Directors of the General Partner.
3) There are no executive officers of the Issuer as it is a limited partnership, and the General Partner is a corporation. The executive officers of the General Partner are:

John F. Royce, age 62, President
John has served since February 1, 1997. His term of office is annual. There are no understandings between himself and anyone else with respect to his so serving.

Michael R. Malody, CPA, age 34, Treasurer
Michael has served since May 2005. His term of office is annual. There are no understandings between himself and anyone else with respect to his so serving.

4) There are no persons chosen to become executive officers of the General Partner of the Issuer.

5) There are no employees of the Issuer. The significant employees of Royce Capital Group, the General Partner of the Issuer are:

Alan w. Teich, CPA, age 34, Controller
Alan has served since August 2005. His term of office is annual. There are no understandings between himself and anyone else with respect to his so serving.

6) The only family relationship between any officer, director, and significant employee of the General Partner of the Issuer is NONE.

7) A brief account of the business experience, for the past five years, of each director, executive officer, and significant employee of the General Partner is as follows:

a) John F. Royce, President of the General Partner. After graduating from Lehigh University in 1965 with a B.S. in Civil Engineering, Mr. Royce worked as an engineer and assistant to the General Manager for Morrison Knudson in Vietnam. Upon returning from Vietnam, he returned to Columbia University Business School for a MBA in Real Estate. He then worked in the land development business for subsidiaries of Boise Cascade until 1971. His last assignment was that of Project Manager in Incline Village Nevada, managing Boise Cascade's operations there.

After leaving Boise Cascade, in March, 1971, Mr. Royce formed his own business building single family residences for a company known as Royce Construction, Inc. Since March 1971, Mr. Royce has been a real estate developer, consultant and property manager under his own name. He is experienced in all areas of real estate. Mr. Royce has been a wholesale and retail mortgage lender and broker for over twenty-five years, first starting in California in 1970, and has been President of the General Partner since its formation, in December 1991. As the President of Royce Capital Group, Mr. Royce was responsible for all operations of the company, from human resources to finding investors, to placing loans. As President of Royce Capital Group, since February 1, 1997, when the Issuer was formed and when Royce Capital Group became the General Partner of the Partnership, Mr. Royce has been responsible for the acquisition and management of the loan portfolio of the Partnership.

Mr. Royce was one of the founders of the Nevada Association of Mortgage Brokers, in January 1993, and has served both as its President, from January 1996 until December 1996, and as its lobbying representative in the Nevada Legislature from January 1993, until May 2000. He was appointed by the Nevada Legislature, in 2000, to be on the Mortgage Advisory Council to Nevada Legislature and served in that capacity until June 2001. He has a B.S. in Civil Engineering from Lehigh University, Bethlehem, Pennsylvania, in 1965 and an MBA from Columbia Business School, New York, New York, in 1968.

b) George R. Kucera, General Counsel of the General Partner. Mr. Kucera has been consulting for the General Partner since April 2001. Prior to that, from January 1, 2001, to April 2001, he was a consultant in the areas of real estate, land use planning, and law. From January 1, 1996, to December 31, 2000, Mr. Kucera was General Counsel and Secretary for Devco Properties, Inc., a real estate development company developing a 2,300 lot subdivision in Northern Nevada. As such, he was responsible for all in-house and outside legal matters, corporate matters, HR matters, and all interfacing with governmental agencies. Prior to that, from September, 1979, to January 1, 1996, he was a sole practitioner, in Redding, California, and Palo Alto, California, specializing in corporate and real estate law, and, before 1979, between June, 1971, and July, 1979, he was a partner in various law firms in Palo Alto, California.

Mr. Kucera has been licensed as an attorney with the California State Bar since 1970, and has been licensed as a real estate broker in California since 1980 and in Nevada since 1997. All licenses are current. He graduated from the University of California, Davis, in June 1964, with an A.B. in History, and from Hastings College of the Law, San Francisco in May 1969. He is a graduate of the U.S. Army Special Forces Officers Course, Ft. Bragg, North Carolina and of the U.S. Army Airborne School, Fort Benning, Georgia, from June 1967 to September 1967. Mr. Kucera is available to the company on an as needed basis effective January 1, 2005.

c) **Michael R. Malody. Jr., CPA,** Chief Financial Officer. Michael R. Malody is the Chief Financial Officer of Royce Capital Advisors. Prior to joining Royce Capital Advisors and Affiliates and continuing thereafter, Mr. Malody co-founded and serves as Managing Member of AmeriComm Investments, LLC, a commercial and residential real estate and business investment company based in Nevada. Mr. Malody has substantial experience in real estate finance and operation, tax structuring, mergers and acquisitions, and start-up business management.

Prior to forming AmeriComm Investments, Mr. Malody worked several years in the tax divisions of Deloitte & Touche and Arthur Andersen. He holds a bachelor's degree in economics from the University of Notre Dame. He is a Certified Public Accountant and a licensed Real Estate Broker.

d) Alan W. Teich, CPA , Controller. Alan W. Teich is the Controller of Royce Capital Group. Prior to joining Royce Capital Group and Affiliates, Mr. Teich was a Sarbanes Oxley Project Manager for Intuit Payroll Services and an International Finance Manager for Aegon (Transamerica) Direct Marketing Services. Previously, he was a Financial Analyst in a bank and securities firm. Alan has several years of experience in financial management, mergers and acquisitions, and internal controls.

He holds a bachelor's degree in accounting from Ramapo College of New Jersey and a Master in Business Administration from the University of Florida. He is a Certified Public Accountant, Certified Management Accountant, and Certified Financial Manager.

e) **Steve Nisen**, Chief Financial Officer for the General Partner. Mr. Nisen had worked for the General Partner since April 2001 through May of 2005. . Mr. Nisen passed away in June of 2005.

8) None of the individuals described above has had any bankruptcy petition filed by, or against, them, or any partnership in which they were a general partner, within the last two years prior to this filing.

9) None of the individuals described above has been convicted of any criminal proceeding prior to this filing.

REMUNERATION OF DIRECTORS AND OFFICERS

All remuneration listed below was paid by Royce Capital Group in 2004. Three Highest Paid Officers/Directors of General Partner

Name of Individual Or Identity of Group	Capacities in Which Remuneration Was Received	Aggregate Remuneration
John F. Royce	President of General Partner	$75,000
Stephen Nisen	Chief Financial Officer	$44,000

Aggregate Annual Remuneration of All Officers/Directors of General Partner: $119,000. All payments are on the cash basis.

(a) Total payments to all individuals who are officers and directors of the General Partner of the Issuer, to be made in the next fiscal year will be approximately $200,000. Payments will be made monthly to each individual affected. Compensation is based solely on the individual continuing to perform his or her job satisfactorily, and there are no employment contracts, guaranteed bonuses, or other compensation or deferred income plans. All employees of the General Partner are employed on a month to month basis and, under Nevada law, are terminable at will.

The following discussion summarizes the forms of compensation to be received by the General Partner and its affiliates and is a partial list of the important areas in which the interests of the General Partner may conflict with those of the Partnership. The Limited Partners must rely on the general fiduciary standards which apply to a General Partner of a Limited Partnership to prevent unfairness by the General Partner or an affiliate of the General Partner in transactions with the Partnership. [See "Fiduciary Responsibility of the General Partner" in this offering circular.] Except as may arise in the normal course of the relationship, there are no transactions presently contemplated between the Partnership and its General Partner (or its affiliates) other than those listed below. Except as listed below, there are no transactions between the General Partner and any of its officers, directors, shareholders, or any relative or spouse of any of the above.

See the chart entitled Organizational Chart of General Partner and its affiliates, on page 14 of this offering circular for the relationship between the General Partner and its affiliates.

All of the following amounts, except for the General Partner's share of profits and losses will be received regardless of the success or profitability of the Partnership. None of the following compensation was determined by arm's-length negotiations. The General Partner retains the right to terminate all or any portion of its business relationship with the Partnership at any time, in which event the Partnership would seek to retain one or more other firms to perform the various services to be rendered by the General Partner as described on the following page.

FORM OF COMPENSATION **EST. AMOUNT/METHOD OF COMPENSATION**

DESCRIPTION OF COMPENSATION	HOW IT IS PAID
Loan Brokerage Fees anticipated to be between 1-5% of loan fees to broker John F. Royce or Royce Capital.	Anticipated to average between 2-5% of Royce Capital or John F. Royce. They may be higher or lower, depending on market conditions. If loan brokerage commissions paid by the borrower are less than 2% of the principal amount of the loan, the Partnership will pay loan brokerage commissions to the General Partner or its affiliate equal to the difference between the loan brokerage fee paid by the borrower and the normal compensation for a transaction of this size and difficulty. This would typically be done where the broker does a 'no commission deal', but at a rate higher than the market rate for the loan. These loans typically would have a prepayment penalty to protect the Partnership if there were an early payoff.
Loan Processing Fees to Broker	Usually $475 per loan, paid by the borrower.
Loan Servicing Fees	1/12 of the 1% of the principal amount of each Partnership Loan, payable monthly, but only as interest is received by the Partnership. Loan originated by Royce Capital usually have a $6.00 to $9.00 per month collection fee that is paid by the borrower. To the extent that a borrower can be required to pay for special collection charges, the servicing agent may be compensated for its time spent in managing a foreclosure, repossession, or bankruptcy of a given loan. As is customary in the industry the servicing agent may receive ½ of the late fees and prepayment penalties collected.
Partnership Management Fee to General Partner	The General Partner may be paid up to a total fee of 3% of the loan portfolio balance for administering the Partnership, which fee shall include compensation for management, bookkeeping, telephone, rent, and all expenses of the Partnership. The payment of this fee shall be subordinate to the payment of the cumulative preferred returns to each class of Partner, and if there is not a full management fee paid in any particular year, the General Partner shall not accumulate unpaid expenses for management in subsequent years. The Issuer and the General Partner share the same offices at 1281 Terminal Way, Suite 201, Reno, Nevada 89502.
Document Fees to Affiliates	The average transaction provides for approximately $500 in document preparation fees which amount is usually paid by the borrower.
Real Estate Brokerage Fees to General Partner or its Affiliates.	In the event that the Partnership forecloses on any properties, the General Partner or its affiliates may earn a standard brokerage fees for selling the property, providing however that the Partnership's basis in the property is returned to the Partnership.
Return on General Partner's Capital	After the Limited Partner's preferred returns have been met, the General Partner is entitled to receive the same return on its capital.
Excess Profits	After Partnership management fees have been paid to the General Partner up to a level set forth above, excess profits if any shall be paid to all partners in accordance with their capital accounts as of the end of the accounting period.

Compensation paid by the Issuer to its General Partner in...

	2001	2002	2003	2004
Loan Brokerage Fees:	$0	$0	$0	$0
Loan Processing Fees (Paid by Borrowers):	$0	$0	$0	$0
Loan Servicing Fees:	$5,626	$5,545	$8,468	$19,501
Partnership Management Fee:	$10,960	$8,671	$26,620	$9,343
Document Fee (Paid by Borrowers):	$0	$0	$0	$0
Real Estate Brokerage Fee:	$0	1,477	$0	$0
Excess Profits:	$0	$0	$0	$0

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

NOTE: There are no persons who are officers, directors, or employees of the Issuer, as the Issuer is a Limited Partnership and it pays no salary to anyone. The compensation to the General Partner is described above in this offering circular. There are also no voting securities, as the Limited Partnership Units have no vote in the Partnership except in exceptional circumstances. [SEE "Summary of Limited Partnership Agreement"]. The information below gives the Security Ownership of Management and Certain Security holders of Royce Capital Group, the General Partner of the Issuer.

Ownership of General Partner

Title	Name & Address	Amount Owned Before Offering	Amount Owned After Offering
Director Officer	John F. Royce 1281 Terminal Way, #201 Reno, NV 89502	100% of Common Stock	100% of Common Stock

All officers and directors of the General Partner as a group:

Total ownership of voting securities: 100%

The only partner of the Issuer who owns more than 10% of the Issuer's securities is its' General Partner, Royce Capital Group of 1281 Terminal Way, Suite 201, Reno, Nevada 89502. Prior to this offering it owned 26% of the Units or $174,668 in the Partnership, as there were 675,828 Units currently outstanding. Its' ownership after this offering and the percentage of the Issuer will depend on how many Units are purchased pursuant to this Offering Circular. The General Partner is required, by the Limited Partnership Agreement [See Exhibits, Limited Partnership Agreement, Paragraph III] to maintain 10% of the first $1,000,000 or $100,000 in total capital or $100,000, 2% of the capital from $1,000,001 to $5,000,000 or $80,000, and 1% of the total capital in excess of that amount.

Each shareholder who owns more than 10% of any class of the General Partner's securities (John F. Royce may be a 'control person' of the Issuer and both John F. Royce and Charles

M. Royce may be beneficial owners of securities of the Issuer by virtue of their ownership of stock in the General Partner):

John F. Royce, 1281 Terminal Way, #201, Reno, NV 89502
100% of common voting stock
Charles M. Royce, 1414 Avenue of the Americas, New York, NY
100% of non-voting preferred stock

No other person controls or directs the voting of any security described above. No person, other than as described below, holds or shares the power to vote, or direct the vote, of any of the Issuer's securities.

The following holds 10% or more of the non-voting securities of the Issuer on 12/31/04:

Title	Name/Address Of Owner	Amt. Owned Before Offering	Amt. Owned After Offering	% of Class Owned After
Winston and Laura Tenant		0	450,123.29	12.67%

Non-voting securities of the General Partner of the Issuer are held:

Title	Name & Address of Owner	Amt. Owned Before Offering	Amt. Owned After Offering	% of Class
Individual	Charles Royce 1414 Avenue of The Americas, New York, NY	997,143.99	1,997,143.99	100%

- There are no options, warrants, or rights to any stock, common or preferred.
- There are no parents of the issuer.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

There have been no transactions in the previous two years, nor are there any presently proposed transactions [except as explained below in this offering circular], to which the Partnership was a party and in which any of the following persons had, or is to have, a direct or indirect material interest:

- Any director or officer of the General Partner; or
- Any nominee for election as a director of the General Partner; or
- Any principal security holder having the power to vote 10% or more of the securities of the General Partner; or
- Any promoter of the General Partner; or

- Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person, or who is a director or officer of any parent or subsidiary of the Partnership, except as follows:

1. On December 31, 1999, John F. Royce, President of the General Partner purchased a residential property which had been taken back by the Partnership by acceptance of a deed in lieu of foreclosure, by giving the Limited Partnership a promissory note representing all of the funds that the Limited Partnership had invested in the note and deed of trust which was foreclosed upon. The amount of the original note was $48,365.96. All payments on the note given to the Limited Partnership by John F. Royce are current. The amount of such note is $46,438, as of December 31, 2003.

2. On December 31, 1999, Royce Pension Plan purchased a residential property which had been foreclosed upon by the Limited Partnership, by exchanging Limited Partnership interests for the property. The property was purchased at the principal amount which the Partnership had invested in the property, or $22,207.35, and the Pension Plan assumed the senior loan on the property.

3. Royce Capital Group, the General Partner of the Issuer purchased approximately 293,098.27 of Limited Partnership units from Limited Partners in June 2000. The Limited Partnership units purchased, and converted to General Partnership interests, were of a class which had lower priority and higher yields than the other Limited Partnership interests. The purchase price was $1.00 per Unit. Currently, there is only one class of Limited Partnership interests, and there will only be one class of Limited Partnership interests after this offering.

4. In September, 2001, Royce Capital Group exchanged two promissory notes, one for $68,250 and one for $19,588 for two other loans which were an asset of the Issuer, for the same amount of principal balance. Those substituted notes given to the issuer met the loan specifications of the partnership and are current on payments of principal and interest. The notes removed from the partnership were to eliminate a potential conflict of interest between the Issuer and the General Partner in that Mr. Royce was doing separate business with this borrower.

5. On December 31, 2002, the wife of John F. Royce exchanged several notes for notes held by the partnership. Only the following remains:

She gave up the following notes:		She acquired the following notes:	
Butterworth Note	$37,140	Cannon Note	$ 71,000
		Shepard Note	$ 6,140

   This transaction was arranged to allow the partnership to dispose of notes that did not meet loan standards imposed by the latest partnership amendment dated September, 1 2002.

6. The Royce Pension Plan sold a further $20,000 interest in the Stoddard note to the Fund on December 31, 2002.

7. The Issuer is dependent upon the General Partner of the Partnership for all of its administration and investment activities. See the discussion of this dependency under "Risk Factors" in this circular.

8. Fidelity Escrow and Collections, Inc., a Nevada Corporation, is wholly owned by John F. Royce, the President of the General Partner. Fidelity will be servicing the loans within the Issuer's loan portfolio. Usually the loans originated by the General Partner for the benefit of

the Issuer's portfolio will have a $6.00 to $10.00 loan collection fee which is paid by the borrower, and, thus, the Issuer will pay nothing for these services. The Issuer will pay Fidelity 1% of each outstanding loan, annually, payable 1/12th of 1% per month, plus one half of the late charges and prepayment penalties, as interest on such loan is collected by the General Partner. The written agreement between the Issuer and Fidelity is attached as an exhibit to this offering circular.

9. Loan brokerage commissions will be paid to the General Partner by either the borrower or the Issuer for each loan the General Partner makes and assigns to the Issuer. Loan brokerage commissions average between 2% to 5% of the principal amount of the loan, depending on market conditions. If the loan brokerage commissions paid by the borrower are less than 2% of the loan principal, the Issuer will pay loan brokerage commissions to the General Partner, or its affiliate, equal to the difference between the loan brokerage fee paid by the borrower and the normal compensation for a transaction of that size and difficulty. This determination will be made by the General Partner.

SECURITIES BEING OFFERED

The securities which are being offered are Limited Partnership interests [Units] with a value of One Dollar ($1.00) per Unit. A minimum investment shall consist of Twenty Thousand (20,000) Units. Upon the purchase of Units, the purchaser becomes a Limited Partner in the Limited Partnership [Issuer] subject to the Limited Partnership Agreement. The Partnership is in existence and the sale of Units in the Partnership will not dilute the interests of the existing partners since all Units in the Partnership, whether currently existing, or to be sold pursuant to this offering, are valued at One Dollar ($1.00) each. There is no minimum number of Units required to be sold before the General Partner closes the offering. The Issuer reserves the right to close the offering on or before the termination date. There are no arrangements to return funds to subscribers for Units if the entire amount of this offering is not sold or subscribed.

No commissions or underwriting fees are being paid to anyone and One Hundred Percent (100%) of the proceeds from the sale of Units goes to the Issuer and will be used to fund or purchase loans for the Partnership's portfolio.

The Limited Partnership is formed and is governed by Chapter 88 of the Nevada Revised Statutes, the "Limited Partnership Act". Section 88.430 of such act provides, as does paragraph III 6 of the Limited Partnership Agreement, that a Limited Partner shall not be or become liable for the obligations of the Partnership in an amount in excess of his or her capital account. The Limited Partnership Agreement prohibits the General Partner from making calls or assessments against a Limited Partner's Units after the Units have been purchased by the Limited Partner. The General Partner may purchase any Limited Partnership interest [Unit] from any Limited Partner if the General Partner determines it to be in the best interest of the Partnership, the General Partner, or the Limited Partner. The purchase price for the Units purchased by the General Partner shall be the sum of: (i) the then capital account for the holder of such Units; plus (ii) the then unmet cumulative preferred returns to date [see below for definition of "preferred return"]; plus (iii) any accrued excess profits [see below for definition of 'excess profits"]. By purchasing Units, the purchaser agrees to this redemption provision. [See Article IX, 3, Partnership Agreement.]

The Partnership profits and losses are calculated as follows:

1. First, the General Partner projects, as of December 1 of each year, what the 'Preferred Return' should be for the Partnership for the following calendar year. The rate of preferred return shall be a minimum of 2 percent over the then present yield of 5 year

U.S. Treasury notes as of such date, and shall be determined by the General Partner based on what rates the General Partner projects it can originate loans for in the market as of December 1. This preferred return is paid first to the Limited Partners [holders of Units]. If the actual profits are insufficient to pay the full preferred return to the Limited Partners, the unpaid preferred return carries over the next accounting period for the Partnership on a cumulative basis. [SEE Article VIII, Allocations and Distributions, Limited Partnership Agreement.]

2. Secondly, after the preferred return has been paid to the Limited Partners, the General Partner is entitled to the same preferred return on its capital account, and if there are not sufficient funds to pay this preferred return in full, the unpaid amount is NOT carried to the next accounting period.

3. Third, after the preferred return has been paid to both the Limited Partners and the General Partner, the General Partner is entitled to be paid a Management Fee of up to 3% of the loan portfolio as of the end of the calendar year.

4. Finally, any profits remaining are designated as "excess profits" and are allocated between all Partners, Limited and General, in accordance with their capital accounts as of the end of the calendar year.

Historically, the General Partner has not taken its full Management Fee. The Partnership Units have earned the following annual returns in the following years:

		GP's Management Fee	
Year	Returns to LP's	Management Fee	% of Note Balance
1997	11.5 %	$ 1,248	2.0 %
1998	10.6 %	$ 7,174	1.0 %
1999	9.60 %	$ 8,162	1.0 %
2000	11.4 %	$ 3,578	0.5 %
2001	12.0 %	$10,029	1.6 %
2002	11.0 %	$ 8,671	1.0 %
2003	10.5 %	$26,620	1.45%
2004	10.0%	$9,343	0.15%

The preferred return for the year 2004 has been set to be 10%. These illustrations are historical only. There can be no assurances that returns, such as these, will be achieved in the future. No 'excess profits' have ever been paid by the Partnership.

The holders of Units [Limited Partners] shall have the right only to vote to amend the Partnership Agreement; or to dissolve and wind up the Partnership; or to remove the General Partner and elect a new General Partner; or to approve or disapprove the sale, pledge, refinancing or exchange of substantially all of the Partnership's assets. A Majority in Interest [majority of Units held] is necessary to accomplish these objectives. See SUMMARY OF PARTNERSHIP INTERESTS below.

If the Partnership is would up and liquidated, the priority of distribution of assets shall be as follows: (1) the Partnership assets shall be liquidated so as to obtain the highest reasonable price in an orderly liquidation not to exceed five (5) years; (2) then the liabilities of the Partnership to third parties [non-Partners] would be paid; (3) then the liabilities of the Partnership to the General Partner would be paid; (4) then the remaining assets are distributed, first to the Limited Partners, and then to the General Partner in the same manner as cash available for distribution is distributed. Once the Limited Partner's capital and unmet cumulative preferred returns are paid, in full, any remaining assets may be distributed to the General Partner. See Article XIII of the Limited Partnership Agreement which is an exhibit to this offering circular.

ADDITIONAL PERTINENT INFORMATION

Fiduciary Responsibility of General Partner

Under Nevada law, a General Partner is accountable to a Partnership as a fiduciary, which means that the General Partner is required to exercise good faith and integrity with respect to Partnership affairs. This fiduciary duty is in addition to those other duties and obligations of, and limitations on, the General Partner which are set forth in the Limited Partnership Agreement. The General Partner must, on demand, give any Limited Partner or his legal representative true and complete information concerning all Partnership affairs. Each Limited Partner or his legal representative has the right to inspect and copy the Partnership books and records at any time during normal business hours.

The Limited Partnership Agreement provides that the General Partner shall have no liability to the Partnership for losses resulting from errors in judgment or other acts or omissions, unless the General Partner is guilty of fraud, bad faith, or willful misconduct. The Limited Partnership Agreement also provides that the Partnership shall indemnify the General Partner against liability and related expenses (including reasonable attorneys' fees) incurred in dealing with the Partnership, Limited Partners, or third parties, so long as no fraud, bad faith, or willful misconduct on the part of the General Partner is involved. Therefore, Limited Partners may have a more limited right of action than they would have absent these provisions in the Limited Partnership Agreement. A successful indemnification of the General Partner or any litigation that may arise in connection with the General Partner's indemnification could deplete the assets of the Partnership. Limited Partners who believe that a breach of the General Partner's fiduciary duty has occurred should consult with their own counsel. However, the General Partner may have other defenses against claims by the Limited Partners such as the 'business judgment rule' which states that, insofar as the normal course of business is concerned, the General Partner is not liable if it exercises its normal business judgment in making decisions for the Partnership.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 [the "Act"] may be permitted to officers, directors, and controlling persons of the small business Issuer pursuant to the foregoing provisions, or otherwise, the small business Issuer has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable.

Other Partnerships or Businesses

In the future, the General Partner may also sponsor other Limited Partnerships formed to conduct business similar to that of the Partnership. If these other Limited Partnerships (if formed) have funds to invest at the same time as the Partnership, there will then exist conflicts of interest on the part of the General Partner as to whether it offers a particular loan opportunity to the Partnership or to these other Partnerships. The General Partner will decide which loans are appropriate for funding by the Partnership or by such other Partnerships after consideration of all relevant factors, including the size of the loan, portfolio diversification, and amount of uninvested funds. The General Partner may engage for its own account, or for the account of others, in other business ventures, either similar to that of the Partnership or otherwise, and neither the Partnership nor any Limited Partners shall be entitled to any interest therein from such other investments.

Sale of Defaulted Loans or Real Estate Owned to Affiliates

In the event that a Partnership loan goes into default or the Partnership becomes the owner of any real property by reason of foreclosure on a Partnership loan, the General Partner's first priority will be to arrange the sale of the loan or property for a price that will permit the Partnership to recover the full amount of its invested capital plus accrued but unpaid interest and other charges, or so much thereof as can be reasonably obtained in light of then current market conditions. In order to facilitate such a sale, the General Partner may arrange a sale to persons or entities controlled by, or affiliated with the General Partner (e.g., to another Partnership formed by the General Partner or its affiliates for the express purpose of acquiring defaulted loans or foreclosure properties from lenders such as the Partnership). The General Partner will be subject to conflicts of interest in arranging such sales since it will represent both parties to the transaction. For example, the Partnership and the potential buyer have conflicting interests in determining the purchase price and other terms and conditions of sale. The General Partner's decision will not be subject to review by any outside parties.

The General Partner has undertaken to resolve these conflicts by setting a purchase price for each defaulted loan or property which is not less than any of the following: (i) the independently appraised value of such loan or property, if one is available at the time of sale; or (ii) the amount of any third party offer already received, if any; or (iii) the total amount of the Partnership's investment in the property. The Partnership's investment is deemed to include, without limitation the following: the unpaid principal of the amount on which the Partnership foreclosed, all unpaid interest accrued to the date of foreclosure; expenditures made to protect the Partnership's interest in the property such as payments to senior lien holders and for insurance and taxes; all costs of foreclosure (including attorneys fees actually incurred to prosecute the foreclosure or to obtain relief from stays in bankruptcy); and any advances made by or on behalf of the Partnership for any of the foregoing. A portion of the purchase price may be paid by the affiliate executing a promissory note in favor of the Partnership, secured by a deed of trust on the property being sold. The total loan-to-value ratio for the property (including the Partnership's note and any senior liens) will not exceed 90% of the purchase price of the property, and the note will otherwise contain terms and conditions comparable to those that would be contained in notes executed by third parties.

ERISA Considerations

The Employee Retirement Income Security Act of 1974 ("ERISA") contains strict fiduciary responsibility rules governing the actions of 'fiduciaries' of employee benefit plans. It is anticipated that some Limited Partners will be corporate pension or profit sharing plans and Individual Retirement Accounts, or other employee benefit plans that are subject to ERISA. In any such case, the person making the investment decision concerning the purchase of Units will be a 'fiduciary' of such plan and will be required to conform to ERISA's fiduciary responsibility rules. Persons making investment decisions for employee benefit plans (i.e. 'fiduciaries') must discharge their duties with the skill, care, and prudence which a reasonable person familiar with such matters would exercise in like circumstances. In evaluating whether the purchase of Units is a 'prudent' investment under this rule, fiduciaries should consider all of the risk factors set forth in this offering circular. Fiduciaries should also carefully consider the possibility and consequences of unrelated business taxable income (see "Federal Income Tax Consequences") as well as the percentage of plan assets which will be invested in the Partnership insofar as the diversification requirements of ERISA are concerned. An investment in the Partnership is illiquid, and fiduciaries must not rely on an ability to convert an investment in the Partnership into cash in order to meet liabilities to plan participants who may be entitled to distributions. **DUE TO THE COMPLEX NATURE OF ERISA, EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT THEIR OWN TAX ADVISOR OR PENSION CONSULTANT TO DETERMINE THE APPLICATION OF ERISA TO HIS OR HER PROSPECTIVE INVESTMENT.**

The Partnership will limit subscriptions for Units from ERISA plan investors such that, immediately after each sale of Units, ERISA plan investors will hold less than twenty-five percent (25%) of the total outstanding equity interests in the Partnership.

Fiduciaries of plans subject to ERISA are required to determine annually the fair market value of the assets of such plans as of the close of any such plan's fiscal year. Although the General Partner will provide annually, upon the written request of a Limited Partner, an estimate of the value of the Units based upon, among other things, outstanding mortgage investments, it may not be possible to value the Units adequately from year to year, because there will be no market for them.

Federal Income Tax Consequences

The following is a summary of all the material Federal income tax consequences arising from the purchase, ownership, and disposition of the Units. This summary cannot, and is not intended to, cover all of the pertinent tax consequences for any individual purchaser of Units. See the Tax Opinion Letter attached to this Offering Circular as an Exhibit.

Partnership Status

In the event that the Partnership is treated for Federal income tax purposes as an association taxable as a corporation in any taxable year, the Partnership would be required to pay taxes on its net income, thus reducing the amount of cash available for reinvestment in the business of the Partnership or for distribution to the Limited Partners. If the Partnership is treated for Federal income tax purposes as a partnership, no such Federal income tax would be payable by the Partnership.

The Partnership has not requested, and does not intend to request a ruling from the Internal Revenue Service that the Partnership will be treated for Federal income tax purposes as a partnership, and not as an association taxable as a corporation. Under the currently application regulations, an organization is treated as a partnership and not as an association taxable as a corporation so long as the organization does not have a preponderance of the corporate characteristics described in such regulations. The Partnership will not have a preponderance of those corporate characteristics set forth in the regulations as those regulations are currently interpreted by the IRS and, consequently, the Partnership should not be an association taxable as a corporation for Federal income tax purposes, provided that the General Partner of the Partnership has "substantial assets" as that term is used in Section 301.7701-2(d)(2) of the Income Tax Regulations, and provided that the Partnership meets the conditions set forth in the following subparagraphs.

Specifically, (i) the Partnership has been duly formed and will operate in conformity with the requirements of Nevada law and the provisions of the Limited Partnership Agreement; (ii) the net worth of the General Partner of the Partnership is sufficient and will remain sufficient to satisfy the requirements of 'substantial assets' within the meaning of the regulations at all times during the existence of the Partnership; (iii) no lender on a non-recourse basis will obtain or have the right to obtain a proprietary interest in the Partnership or its assets other than as a creditor; (iv) the General Partner will have at all times at least a one percent (1%) interest in the profits, losses and each specifically allocated item of income, credit, or deduction of the Partnership; (v) the Partnership and the Partners will enter into the transactions described herein with a reasonable expectation of profit; and (vi) criteria or standards other than those specified in the Regulations will not be applied in determining such classifications.

At present no specific criteria has been established by the Internal Revenue Service (other than procedural guidelines) as to the minimum net worth or other characteristics that a General Partner must maintain to qualify a Limited Partnership for federal tax classification as such, other than that General partner must have substantial assets and not be a mere 'dummy'. Based on the current net worth of the General Partner of the Partnership, it is likely that he would be deemed to have 'economic substance' within the meaning of the Regulations and, accordingly, that the Partnership will be treated as a partnership for Federal tax purposes.

Taxation of Undistributed Partnership Income (Individual Investors)

Under the laws pertaining to Federal income taxation of partnerships, no Federal income tax is paid by the Partnership as an entity. Each individual partner reports on his Federal income tax return his distributive share of Partnership income, gains, losses, deductions and credits, whether or not any actual distribution is made to such Partner during a taxable year. Each individual partner may deduct his distributive share of Partnership losses, if any, to the extent of the tax basis of his Units at the end of the Partnership year in which the losses occurred. The characterization of an item of profit or loss will usually be the same for the Partner as it was for the Partnership. Since individual Partners will be required to include Partnership income in their personal income without regard to whether there are distributions of Partnership income even though they may have received no cash distributions from the Partnership with which to pay such taxes.

Distributions of Income

To the extent cash distributions exceed the current and accumulated earnings and profits of the Partnership, they will constitute a return of capital, and each Limited Partner will be required to reduce the tax basis of his Units by the amount of such distributions and to use such adjusted basis in computing gain or loss, if any, realized upon the sale of Units. Such distributions will not be taxable to Limited Partners as ordinary income or capital gain until there is no remaining tax basis, and, thereafter, will be taxable as gain from the sale or exchange of such Units.

Property Held Primarily for Sale, Potential Dealer Status

The Partnership has been organized to invest in loans primarily secured by deeds of trust on real property. However, if the Partnership were at any time to be deemed for Federal tax purposes to be holding one or more Partnership loans primarily for sale to customers in the ordinary course of business (a 'dealer'), any gain or loss realized upon the disposition of such loans would be taxable as ordinary gain or loss rather than as capital gain or loss. The Federal income tax rates for ordinary income are higher than those for capital gains. In addition, income from sales of loans to customers in the ordinary course of business would also constitute unrelated business income to any investors which are tax-exempt entities. Under existing law, whether or not real property is held primarily for sale to customers in the ordinary course of business must be determined from all of the relevant facts and circumstances. The Partnership intends to make and hold the Partnership loans for investment purposes only, and to dispose of Partnership loans, by sale or otherwise, at the discretion of the General Partner and as consistent with the Partnership's investment objectives. It is possible that, in so doing, the Partnership will be considered a 'dealer' in mortgage loans, and that profits realized from such sales will be considered unrelated business income to otherwise tax-exempt investors in the Partnership.

Tax Returns

Annually, the Partnership will provide the Limited Partners (but not to assignees of Limited Partners unless they become substituted Limited Partners) sufficient information from the Partnership's informational tax return for the Limited Partners to prepare their individual Federal, state, and local returns. The Partnership's informational tax returns will be prepared by certified public accountants selected by the General Partner.

Portfolio Income

The Partnership's primary source of income will be interest, which is ordinarily considered 'portfolio income' under the Internal Revenue Code. Similarly, Temporary Regulations issued by the Internal Revenue Service in 1988 [Temp. Reg. 1.469-2T(f)(4)(ii)) confirmed that net interest income from an equity-financed lending activity such as the Partnership will be treated as portfolio income, not as passive income, to Limited Partners. Therefore, investors in the Partnership will not be entitled to treat their proportionate share of Partnership income as 'passive income', against which passive losses (such as deductions from unrelated real estate investments) may be offset.

Unrelated Business Taxable Income

Units may be offered and sold to certain tax exempt entities (such as qualified pension or profit sharing plans) that otherwise meet the investor suitability standards described elsewhere in this Private Placement memorandum (see "Subscription Account"). Such tax exempt entities generally do not pay federal income taxes on their income unless they are engaged in a business which generates "unrelated business taxable income", as that term is defined by Section 513 of the Code. Under the Code, tax exempt purchasers of Units will be deemed to be engaged in an unrelated trade or business by reason of interest income earned by the Partnership. Interest income (which will constitute the primary source of Partnership income) does not constitute an item of unrelated business taxable income, except to the extent it is derived from "debt-financed property"; however, if the Partnership does utilize borrowed funds for the purpose of making or investing in loans, interest earned on Partnership loans should may constitute unrelated business taxable income and investors that are otherwise exempt from federal and state income taxes may realize taxable income by reason of interest income earned by the Partnership. The partnership is using borrowed funds for the purpose of investing in new loans, and a portion of our income therefore will be subject to this provision.

Rents from real property and gains from the sale or exchange of property are also excluded from unrelated business taxable income, unless the property is held primarily for sale to customers or is acquired or leased in certain manners described in Section 514 (c) (9) of the Code. Therefore, unrelated business taxable income may also be generated if the Partnership operates or sells at a profit any property that has been acquired through foreclosure on a Partnership loan, but only if such property (1) is deemed to be held primarily for sale to customers, or (2) is acquired from or leased to a person who is related to a tax-exempt investor in the Partnership.

The trustee of any trust that purchases Units in the Partnership should consult with his tax advisors regarding the requirements for exemption from federal income taxation and the consequences of failing to meet such requirements, in addition to carefully considering his fiduciary responsibilities with respect to such matters as investment diversification and the prudence of particular investments.

Certain Legal Aspects of Partnership Loans

Each of the Partnership's loans will be secured directly or indirectly by a deed of trust, the most commonly used real property security device in Nevada and California. The deed of trust (also commonly referred to as a mortgage) formally has three parties: a debtor trustor, a third-party grantee called the "trustee", and the lender-creditor called the "beneficiary". The trustor grants the property, irrevocably until the debt is paid, "in trust, with power of sale" to the trustee to secure payment of the obligation. The trustee's authority is governed by law, the express provisions of the deed of trust and the directions of the beneficiary. The Partnership will be the beneficiary under all deeds of trust securing Partnership loans.

Foreclosure of a deed of trust is accomplished in most cases by a non-judicial trustee's sale under the power-of-sale provision in the deed of trust. Prior to such sale, the trustee must record a notice of default and send a copy to the trustor, to any person who has recorded a request for a copy of a notice of default and notice of sale, to any successor in interest to the trustor, and to the beneficiary of any junior deed of trust. The trustor or any person having a junior lien or encumbrance of record may, in California, until five (5) business days prior to the date of a scheduled foreclosure date and in Nevada for the first thirty-five (35) days after the notice of default, cure the default by paying the entire amount of the debt then due, exclusive of principal due only because of acceleration upon default, plus costs and expenses actually incurred in enforcing the obligation and statutorily limited attorney's and trustee's fees. Thereafter, and at least twenty (20) days before the trustee's sale, notice of sale must be posted in a public place and published once a week over such period. A copy of the notice of sale must be posted on the property, and sent to the trustor, to each person who has requested a copy, to any successor in interest to the trustor and to the beneficiary of any junior deed of trust, at least twenty (20) days before the sale.

A judicial foreclosure (in which the beneficiary's purpose in California is usually to obtain a deficiency judgment where otherwise available) is subject to most of the delays and expenses of other lawsuits, sometimes requiring up to several years to complete. Following a judicial foreclosure sale, the trustor or his successors in interest will have certain rights to redeem the property, unless the creditor waives any right to a deficiency. The Partnership generally will not pursue a judicial foreclosure to obtain a deficiency judgment, except where, in the sole discretion of the General Partner, such a remedy is warranted in light of the time and expense involved.

Anti-Deficiency Legislation

California has four principal statutory prohibitions which limit the remedies of a beneficiary under a deed of trust. Two statutes limit the beneficiary's right to obtain a deficiency judgment against the trustor following foreclosure of a deed of trust, one based on the method of foreclosure and the other on the type of debt secured. Under one statute, a deficiency judgment is barred where the foreclosure was accomplished by means of a non-judicial trustee's sale. It is anticipated that all of the Partnership's loans will be enforced by means of a non-judicial trustee's sale, if foreclosure becomes necessary. Under the other statute, a deficiency judgment is barred in any event where the foreclosed deed of trust secured a "purchase money" obligation, i.e., a promissory note evidencing a loan used to pay all or a part of the purchase price of a residential property occupied, at least in part, by the purchaser. This restriction may apply to some Partnership loans.

Another statute, commonly known as the "one form of action" rule, requires the beneficiary to exhaust the security under the deed of trust by foreclosure before bringing a personal action against the trustor on the promissory note.

The fourth statutory provision limits any deficiency judgment obtained by the beneficiary following a judicial sale to the excess of the outstanding debt over the fair market value of the property at the time of sale, thereby preventing a beneficiary from obtaining a large deficiency judgment against the debtor as a result of low bids at the judicial sale. Other matters, such as litigation instituted by a defaulting borrower or the operation of the federal bankruptcy laws, may have the effect of delaying enforcement of the lien of a defaulted loan and may in certain circumstances reduce the amount realizable from sale of a foreclosed property. In Nevada, in order to get a deficiency judgment one must prove that the property is worth less than the amount owed something which is usually impractical to do.

Special Considerations with Junior Loans

In addition to the general considerations concerning trust deeds discussed above, there are certain additional considerations applicable to second deeds of trust ("junior encumbrances"). By its very nature, a junior encumbrance is less secure than more senior ones. Only the holder of a first trust deed is permitted to bid in the amount of his credit at his foreclosure sale; junior lien holders must bid cash. If a senior lien holder forecloses on its loan, unless the amount of the bid exceeds the senior encumbrances, the junior lien holders will receive nothing. Because of the limited notice and attention given to foreclosure sales, it is possible for junior lien holders to be sold out, receiving nothing from the foreclosure sale. However, in such event the junior lien holder may have a personal action against the borrower to enforce the debt.

Accordingly, a junior lien holder (such as the Partnership) may find that the only method of protecting its security interest in the property is to take over all obligations of the trustor with respect to senior encumbrances while the junior lien holder commences his foreclosure, making adequate arrangements either to (i) find a purchaser of the property at a price which will recoup the junior lien holder's interest or (ii) to pay of the senior encumbrances so that his encumbrance achieves first priority. Either alternative will require the Partnership to make substantial cash expenditures to protect its interest (see "Risk of Defaults by Borrowers, Pg. 6")

The Partnership may also make wrap-around mortgage loans (sometimes called "all-inclusive loans"), which are junior encumbrances to which all the considerations discussed above will apply. A wrap-around loan is made when the borrower desires to refinance his property but does not wish to retire the existing indebtedness for any reason, e.g., a favorable interest rate or a large prepayment penalty. A wrap-around loan will have a principal amount equal to the outstanding principal balance of the existing debts plus the amount actually to be advanced by the Partnership. The borrower will then make all payments directly to the Partnership, and the Partnership in turn will pay the holder of the senior encumbrance. The actual yield to the Partnership under a wrap-around mortgage loan will exceed the stated interest rate to the extent that such rate exceeds the interest rate on the underlying senior loan, since the full principal amount of the wrap-around loan will not actually be advanced by the Partnership.

In the event the borrower defaults solely upon his debt to the Partnership while continuing to perform with regard to the senior lien, the Partnership (as junior lien holder) will foreclose upon its security interest in the manner discussed above in connection with deeds of trust generally. Upon foreclosure by a junior lien holder, the property remains subject to all liens senior to the foreclosed lien. Thus, were the Partnership to purchase the security property at its own foreclosure sale, it would acquire the property subject to all senior encumbrances.

The standard form of deed of trust used by most institutional lenders, like the one that will be used by the Partnership, confers on the beneficiary the right both to receive all proceeds collected under any hazard insurance policy and all awards made in connection with any condemnation proceedings, and to apply such proceeds and awards to any indebtedness secured by the deed of trust, in such order as the beneficiary may determine. Thus, in the event improvements on the property are damaged or destroyed by fire or other casualty, or in the event the property is taken by condemnation, the beneficiary under the underlying first deed of trust will have the prior right to collect any insurance proceeds payable under a hazard insurance policy and any award of damages in connection with the condemnation, and to apply the same to the indebtedness secured by the first deed of trust before any such proceeds are applied to repay the Partnership's loan. Applicable case law, however, imposes upon the lender the good faith obligation to apply the proceeds toward reconstruction where the lender's security would not be impaired.

Due On Sale Clause

The Partnership's forms of promissory notes and deeds of trust, like those of most lenders, contain "due-on-sale" clauses permitting the Partnership to accelerate the maturity of a loan if the borrower sells the property, but do not usually contain "due-on encumbrance" clauses which would permit the same action if the borrower further encumbers the property (i.e., executes further deeds of trust). The enforceability of these types of clauses is discussed below:

DUE-ON-SALE: Due-on-sale clauses contained in mortgage loan documents executed by the Partnership after October 15, 1982 are enforceable in accordance with their terms. However, acquisition of a property by the Partnership by foreclosure on one of its loans would also constitute a "sale" of the property, and would entitle a senior lien holder to accelerate its loan against the Partnership. This would be likely to occur if then prevailing interest rates were substantially higher than the rate provided for under the accelerated loan. In that event, the Partnership may he compelled to sell or refinance the property within a short period of time, notwithstanding that it may not be an opportune time to do so.

DUE-ON-ENCUMBRANCE: With respect to mortgage loans on residential property containing four or less units, federal law prohibits acceleration of the loan merely by reason of the further encumbering of the property (e.g., execution of a junior deed of trust). This prohibition does not apply to mortgage loans on other types of property. Although most of the Partnership's second mortgages will be on properties that qualify for the protection afforded by federal law, some loans will be secured by apartment buildings or other commercial properties. Second mortgage loans made by the Partnership may trigger acceleration of senior liens on such properties if the senior loans contain due-on-encumbrance clauses, although both the number of such instances and the actual likelihood of acceleration are anticipated to be minor. Failure of a borrower to pay off the accelerated senior loan would be an event of default and subject the Partnership (as junior lien holder) to the attendant risks (see "Special Considerations in Connection with Junior Encumbrances").

The foregoing considerations apply equally to all second mortgage lenders, including various banks, savings and loan associations and other institutional lenders who are continuing to engage in the business of making second mortgage loans despite the FHLBB's new regulations. The General Partner believes the Partnership will be afforded some protection by the following considerations: (a) it is anticipated that a majority of the Partnership's assets will be invested in loans secured by second deeds of trust on owner occupied dwellings, which clearly cannot trigger any acceleration by the senior lien holder; and (b) there is some doubt as to the validity of the FHLBB regulations described above since they appear to contradict the express language of the Garn Bill.

Prepayment Clauses

Most loans originated by the Partnership provide for certain prepayment charges to be imposed on the borrowers in the event of certain early payments on the loans. In California, Partnership loans secured by deeds of trust encumbering single-family owner-occupied dwellings may be prepaid at any time, regardless of whether the note or deed of trust so provides, but prepayments made in any twelve (12) month period during the first five (5) years of the term of the loan which exceed twenty percent (20%) of the unpaid balance of the loan may be subject to a prepayment charge. The law limits the prepayment charge on such loans to an amount equal to six (6) months' advance interest on the amount prepaid in excess of the permitted 20%, or interest to maturity, whichever is less. However, California law does not allow a prepayment penalty to be charged where a loan secured by residential property is being prepaid because the lender has accelerated the loan under a due-on-sale clause.

In addition, the High Cost Mortgage Act restricts prepayment charges on loans covered thereby (unless certain criteria are met).

Certain Restrictions On "High Cost Mortgages"

As discussed above, the High Cost Mortgage Act applies to closed-end mortgage loans secured by a consumer's principal dwelling (other than purchase money or construction loans and reverse mortgages) which either: (a) bear interest at an APR which is 10 percentage points higher than the yield on Treasury securities having comparable periods of maturity; or (b) involve payment of points and fees by the consumer in excess of the greater of 8% of the loan amount or $401 ("High Cost Mortgages"). High cost Mortgages may not be made solely on the value of the collateral without regard to the borrower's ability to pay and may not contain certain provisions that are deemed to be unfair to consumers in connection with such loans, namely: (i) prepayment penalties other than those based on the actuarial method unless certain criteria are met; (ii) increases in the interest rate after a default; (iii) balloon payments for loans with a term of less than 5 years; (iv) negative amortization; and (v) consolidation and prepayment of more than two periodic payments. The Partnership may make loans which are High Cost Mortgages and, in that event, the Partnership intends to comply with the requirements of the High Cost Mortgage Act.

Subscription Agreements & Admission to Partnership

Subscription Agreements from prospective investors will be accepted or rejected by the General Partner promptly after receipt. The General Partner reserves the right to reject any subscription submitted for any reason. If accepted, an investor will become a Limited Partner without any further action by any person and such investor's entire investment shall be deposited into the Partnership **only** when all, or any portion, of such investor's subscription funds are required by the Partnership to invest in a mortgage loan, to create appropriate reserves and all, or a portion, of the investor's subscription funds are transferred to the Partnership During the period prior to an investor's admittance to the Partnership as a Limited Partner, an investor's subscription is revocable by such investor by a request, in writing, for the subscription to be cancelled and funds returned to such investor. Subscription funds received by the General Partner shall he held by it for the account of each such investor in an interest bearing subscription account. The investor's funds will be transferred from the subscription account into the Partnership and the Partnership's account on a first-in, first-out basis within sixty (60) days of being put into the subscription account. Upon an investor's admission to the Partnership, such investor's subscription funds will be released to the Partnership and Units will be issued to such investor at the rate of $1.00 per Unit. Any interest earned on the funds while in the subscription account will be used to purchase additional units.

By executing a Subscription Agreement, an investor agrees to purchase the number of Units shown thereon on a "when issued" basis. Accordingly, upon executing a Subscription Agreement, an investor is not yet an owner of Units. Units will be issued when the investor is admitted to the Partnership as a Limited Partner, i.e., when an amount representing the purchase price for an investor's subscribed for Units and any assignments are accepted by the General Partner and are transferred from the subscription account into the Partnership and/or the assignments are accepted. Subscription funds are refundable for any reason, by written request from the investor to the General Partner. Notwithstanding the preceding sentence, subscription funds remaining in the subscription account after the expiration of sixty (60) days from the date the subscription funds were first received from the investor shall be returned to the investor, at the option of the General Partner. After having subscribed for at least 20,000 Units ($20,000), an investor may at any time, and from time to time, subscribe to purchase additional Units in the Partnership so long as the offering is open. There are no arrangements for the return of funds to subscribers if the entire amount of Units being offered through this Offering Circular is not sold.

The Subscription Agreement provides that the investor must meet certain eligibility standards and it provides certain representations and warranties from the investor to the General Partner. The eligibility standards are either imposed by various state regulatory agencies or are designed to aid the General Partner in determining the suitability of prospective investors to invest in the Partnership. Neither the General Partner nor the Partnership shall assert any representations made by any investor in the Subscription Agreement as a defense to any subsequent litigation. NO REPRESENTATIONS MADE BY THE INVESTOR TO THE GENERAL PARTNER OR TO THE PARTNERSHIP, WITH RESPECT TO THE INVESTOR'S ABILITY TO MEET THE ELIGIBILITY STANDARDS, WAIVES ANY RIGHTS THAT THE INVESTOR MAY HAVE UNDER THE FEDERAL SECURITIES LAWS.

The specific representations made by an investor to the General Partner are contained in the Subscription Agreement which is an Exhibit to this offering circular. Each is significant, and has an effect both on the General Partner and the individual investor. Each is explained below, in sequence:

A. **That the investor has received the Offering Circular and the Limited Partnership Agreement. The General Partner is required to present specific information in the Offering Circular so as to enable the potential investor or subscriber to properly evaluate the offering, and the risks inherent in investing in this Issuer. The Limited Partnership Agreement is the legal document which governs the Limited Partnership and explains how the Partnership works. It is necessary that the investor receive these documents so as to be properly informed about the offering, and it necessary that the investor acknowledge receipt of these documents to protect the General Partner and the Partnership from a potential future claim that the investor did not understand the offering due to not receiving the proper documents.**
B. **That the investor understands that no governmental agency has made any finding as to fairness for public investment in the Issuer nor has any governmental agency recommended or endorsed this investment. This representation, made by the investor, acknowledges that, although the documents bear the heading of the U.S. Securities and Exchange Commission ["SEC"], and that the SEC has examined the offering documents to insure that they comply with the applicable securities laws, no endorsement or recommendation is made by the SEC or any other agency with respect to this offering.**
C. **That the investor understands that there is a minimum number of Units which may be purchased. This representation is for the protection of the General Partner to insure that the Partnership will not have a myriad of investors with small amounts invested. Were this to happen, the administrative and accounting costs of the Partnership would be much greater than if the number of Partners in the Partnership were smaller, each with a greater investment.**
D. **That the investor recognizes that the investment involves a high degree of risk. Although the major risk factors are set forth at length in the offering circular, this representation by**

the investor clarifies that the investor does understand the risks involved in this type of investment.

That the investor recognizes that there is no public market for the Units, that there are restrictions on repurchase or transfer of Units, and that it may not be possible to readily liquidate the investment. These are important restrictions on the ownership of Units, and the General Partner requires that the investors acknowledge to it that they fully understand these restrictions upon Units purchased pursuant to this offering.

E. Has met certain minimum net worth and income standards prior to investing. This representation is necessary since this investment is a long term, non-liquid, investment, and it is very important that the investor know these facts and, to protect the General Partner from any claim that the investor did not know these facts, the investor represents and warrants them to the General Partner and to the Partnership.

F. That the investor is old enough to invest and that the investor has no legal impairment that would prevent such an investment. The General Partner will not be acquainted with the facts surrounding every investor in this offering, nor will the General Partner be able to investigate each investor to determine the suitability of that investor for this investment. It is, therefore, important for the General Partner to have potential investors affirm these facts so as to be legally able to sell Units to such investor.

G. If the investor is a trustee, that such trustee has authority to act on behalf of the trust. The same factual rational as in G, above, is true also in this instance. It is important for the General Partner to rely on the representations of the investor in order to transfer title to Units to that investor.

H. That the investor indemnifies the General Partner and the Partnership, and its affiliates, from any claims or damages which might result from any of the representations made by the investor not being true. This representation allows the General Partner to seek reimbursement for any damages to the Partnership or the General Partner which result from a false representation by an investor. For example, if an investor was under a legal disability, which legally prevented him or her from owning Units, and the investor purchased Units by giving the General Partner an inaccurate representation, there would be administrative and book keeping costs in removing such investor from the Partnership. It is not fair that these costs be borne by the Partnership instead of by the investor who made the misleading or false representations, so these representations serve as a form of insurance for the General Partner and the Partnership. Notwithstanding the above, this indemnification shall not be raised as a defense against any action by an investor against the General Partner or the Partnership.

I. That the investor meets the suitability standards established by the Partnership and the investor's state of domicile. It is imperative that only investors who can afford the risks of investing, and who can have their investment illiquid for a long period of time, invest in the Partnership. Moreover, each state has its own financial and income criteria for determining who should investment in an investment of this type.

J. That, although the words 'preferential return' are used in the offering circular and its exhibits, that the Partnership and the General Partner do not guarantee any return or interest on the investment. This representation by the investor emphasizes that the investor understands the nature and risks of the investment and that there are no guarantees made to the investor about any return on the investment.

K. That the General Partner may exercise its right to investigate any representation made by the potential investor, and may call such investor to perform such investigation. The General Partner owes a duty to the Partnership to insure that every investor meets all requirements for investment in the Partnership and that the investor fully understands the terms and risks of the investment.

Election to Receive Monthly Cash Distributions

Upon subscription for Units, an investor must elect whether to purchase additional Units by reinvesting their distributions of income for the term of this offering or until the aggregate reinvestments plus the subscriptions under this offering total $5,000,000. If an investor invests more that $50,000, an election may be made to split the allocation. An investor may not change his or her election, even if his or her own circumstances or those of the Partnership subsequently change, without the approval of the General Partner. Notwithstanding the foregoing, the General Partner reserves the right, at any time, to immediately commence making monthly cash distributions to ERISA plan investors who previously reinvested earnings in order to ensure that the Partnership remains exempt from the Plan Asset Regulations pursuant to the "significant participation" exemption (see "ERISA Considerations", above).

Income allocable to investors who elect to reinvest their earnings will be retained by the Partnership for investing in further mortgage loans or other proper Partnership purposes. The income from these further loans will be allocated among all investors; however, investors who compound will be credited with a larger proportionate share of such earnings than investors who receive monthly distributions since the capital accounts of investors who compound should increase over time. **Any Investor who elects, after March 29, 2002, to reinvest their earnings shall receive a then current copy of the Offering Statement and Offering Circular for this offering. On March 29, 2004, or when all reinvestments made after March 29, 2002, plus the new subscribed Units equals a total of 5,000,000 units, this option shall terminate and there shall be no more reinvesting.**

Restrictions on Transfer

As a condition to this offering of Units, restrictions have been placed upon the ability of investors to resell or otherwise dispose of any Units purchased hereunder, including without limitation the fact that no Limited Partner may resell or otherwise transfer any Units without the prior written consent of the General Partner, which may be withheld subject to the satisfaction of certain conditions designed to comply with applicable tax and federal and state securities laws, including without limitation the requirement that certain legal opinions be provided to the General Partner with respect to such matters.

In the event of discrepancies between this offering statement and the terms of the partnership agreement which is an exhibit to this transaction, the terms in the partnership agreement shall prevail.

Withdrawal Provisions

After a limited partner has been in the fund for 12 months, he may request to withdrawal all or part of his funds. Interests of deceased limited partners are not subject to this one year waiting period. Withdrawals are only made from the sale of REO properties, and or principal pay down or payoffs of loans balances in the pool. No reserve cash pool is established for the purpose of funding withdrawal requests. Withdrawals will be made to the extent that money is available as set forth above, subject to the following restrictions:

1. A given investor may only withdraw up to $80,000 per quarter from the fund.

2. Aggregate withdrawals of money from the fund may only be done in any one calendar year up to 50% of the capital of the fund in any one year.

SUMMARY OF LIMITED PARTNERSHIP AGREEMENT

The Issuer is a Nevada limited partnership. Purchasers of Units become Limited Partners in the Partnership, with a percentage of ownership in the Partnership equal to the ratio of the Units held by each investor compared to the total Units within the Partnership. The following is a brief discussion of the rights of the Limited Partners [holders of Units] and the references are to the Limited Partnership Agreement which is part of this offering circular.

1. As Limited Partners, investors do not have any right to participate in the day to day operations or management of the Partnership, and, subject to certain exceptions, the General Partner is in control of the Partnership. [Article IV, Management]. Except as indicated below, Limited Partners have no vote in the Issuer. However, Limited Partners are not liable for the obligations of the Partnership in excess of the capital account of the Limited Partners. [Article III, Partnership interest and Capital]
2. Subject to the above, however, a majority in interest of the Units [defined as a majority of the Units excluding those held by the General Partner] may vote to:
   - (i) Amend the Partnership Agreement; or
   - (ii) Dissolve and wind up the Partnership; or
   - (iii) Remove the General Partner and elect a new General Partner or Partners; or
   - (iv) Approve or disapprove of the sale, pledge, refinancing, or exchange of over 50% of the assets of the Partnership. [Article V, Rights of Limited Partners]
3. The Limited Partners, or their representatives, have the right to inspect the books and records at any time. The Limited Partners have the right to receive a list of all of the Limited Partners in the Partnership from the General Partner. [Article V, Rights of Limited Partners]
4. Meetings of the Partnership may be called at any time by the General Partner or by Limited Partners holding at least 10% of the Units in the Partnership. [Article VII, Accounting Records Reports and Meetings]
5. A Limited Partner may transfer or assign the Units held by such Limited Partner by a written instrument satisfactory to the General Partner and if tax counsel for the Partnership determines that such transfer would not jeopardize the status of the Partnership as a partnership taxable under Federal law as such. [Article X, Assignment of Interest].
6. The General Partner may purchase the Units held by any Limited Partner if the General Partner determines it to be in the best interest of the Partnership, the Limited Partner, or the General Partner. Such Units shall be purchased for cash equal to the amount in such Limited Partner's then capital account plus accrued preferred returns and excess profits as of such date. [Article IX, Transactions Between the Partnership and the General Partner]
7. The Limited Partnership Units are non-assessable, and once a Unit has been paid for in full, the holder of the Unit has no obligation to make further contributions to the Partnership. [Article III, Partnership Interest and Capital]

DEFINITIONS

1. Note that many of the specific terms used in real estate lending are defined in the Limited Partnership Agreement, on pages 3 and 4. The Limited Partnership Agreement is attached to this offering circular as an Exhibit and the definitions in it are incorporated herein by reference.
2. "Issuer" shall mean Royce Mortgage Investment Fund, LP, a Nevada Limited Partnership.
3. "General Partner" shall mean Royce Capital Group, a Nevada Corporation.
4. "Unit" shall mean a Limited Partnership interest being offered for $1.00 per Unit through this offering circular.
5. "Security" or 'securities' shall mean Unit or Units except where the term refers to the General Partner, and there it shall mean capital stock of the General Partner.
6. "All inclusive notes" are promissory notes which include a smaller note balance within them. For example, if a borrower owes $10,000 on a parcel of real property, and wishes to refinance or sell such property without paying the $10,000 note off, the borrower may borrow a larger amount, such as $20,000, and make payments on the $20,000 note. The holder and payee of the $20,000 note would receive the payments on the $20,000 note and make the payments, itself, on the $10,000 note
7. "Fractional interests" means that only part, or a fraction, of the promissory note is purchased. For example, if the entire note is $100,000, the Issuer may purchase a fraction of the note, such as 10%, so that several lenders share the risk of such loan.
8. "Non-conforming loan" means that the loan is typically asset-based instead of credit-based, and is a loan which a financial institution might not make but which a private investor would make.

***

FINANCIAL STATEMENTS

The following pages constitute the profit and loss statements and balance sheets of the Issuer and the General Partner of the Issuer, plus additional helpful information about the financial status of the Issuer and the General Partner and its affiliates. The financial statements and balance sheets of the General Partner of the Issuer are for informational purposes only and investors are not acquiring any interest in the General Partner or prior General Partner of the Issuer.

***

INDEX TO FINANCIAL STATEMENTS

Royce Mortgage Investment Fund, LP

2003

1. Royce Mortgage Investment Fund, LP – Profit and Loss as of December 31, 2003
2. Royce Mortgage Investment Fund, LP – Balance Sheet as of December 31, 2003
3. Royce Mortgage Investment Fund, LP – Statement of Cash Flow, 2003

2004

1. Kafoury Armstrong & Co. Audit

Royce Capital Group

2003

1. Royce Capital Group – Consolidated Profit and Loss as of December 31, 2003
2. Royce Capital Group – Consolidated Balance Sheet as of December 31, 2003

2004

1. Royce Capital Group- Consolidated Profit and Loss as of December 31, 2004
2. Royce Capital Group –Consolidated Balance Sheet as of December 31, 2004

2005

1. Royce Capital Group- Consolidated Profit and Loss as of June 30, 2005
2. Royce Capital Group –Consolidated Balance Sheet as of June 30, 2005

Footnotes to Financial Statements – Royce Capital Group

2003
Royce Mortgage Investment Fund
PROFIT & LOSS (UNAUDITED)
January 1, 2003 through December 31, 2003

Income	**Unaudited**
Discount Amortization Income	$ 5,740
Interest Income	119,816
Late Fees Income	983
Loan Origination Income	13,685
Net Sales- Real Estate Owned	36,739
Total Income	176,962
Gross Profit	176,962
Expense	
Assoc. Dues	246
Bad Debts	10,252
Bank Service Charges	115
Collection Fees	8,468
Filing Fees	202
Licenses and Permits	85
Partnership Management Expense	26,620
Repairs	109
Taxes	286
Utilities	257
Total Expense	46,640
Net Ordinary Income	130,322
Net Income	**$ 130,322**

2003

Royce Mortgage Investment Fund

BALANCE SHEET (UNADUDITED)

As of December 31, 2003

	UNAUDITED
ASSETS	
Current Assets	
Checking/Savings	
Checking Accounts	$ 159,596
Total Checking/Savings	159,596
Accounts Receivable	
Accounts Receivable	2,474
Total Accounts Receivable	2,474
Other Current Assets	
Prepaid taxes	24
Total Other Current Assets	24
Total Current Assets	162,094
Other Assets	
Notes receivable	1,817,555
Total Other Assets	1,817,555
TOTAL ASSETS	**1,979,649**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Refund Due to Appraiser	650
Total Other Current Liabilities	650
Total Current Liabilities	650
Long Term Liabilities	
Discounts	2,685
Total Long Term Liabilities	2,685
Total Liabilities	3,335
Equity	
General Partners Capital	120,901
Limited Partner's Capital	1,855,414
Net Income Allocation	(130,322)
Net Income	130,322
Total Equity	1,976,315
TOTAL LIABILITIES & EQUITY	**$ 1,979,649**

Notes:

- The accompanying notes are an integral part of these financial statements.
- An Investor in the Issuer Does Not Acquire an Interest in this Equity.

2003

Royce Mortgage Investment Fund

STATEMENT OF CASH FLOW

For 12 Months Ending on December 31, 2003

		Jan.- Dec. 03
OPERATING ACTIVITIES- NET INCOME		$ 130,322
Adjustments to reconcile Net Income to net cash provided by operations:		
Increase in Accounts Receivable	$ (2,287)	
Increase in Prepaid Taxes	(2)	
Decrease in accounts Payable	(699)	
Decrease in property owned	136,363	
		133,375
Net cash Provided by Operating Activities		263,696
INVESTING ACTIVITIES		
Increase Notes Receivable	(1,303,278)	
Increase in Reserve for Bad Debt	10,252	
Net cash provided by Investing Activities		(1,293,026)
FINANCING ACTIVITIES		
Decrease in Discounts Payable	(5,762)	
Decrease in Equity - GP	(1,141)	
Increase in Equity- Limited Partners	1,191,016	
Net Income Allocation	(130,322)	
Net cash provided by Financing Activities		1,053,790
Net cash (decrease) for period		24,461
Cash at Beginning of Period		135,135
Cash at end of period		159,596

MANAGEMENT DISCUSSION TO FINANCIAL STATEMENTS

Royce Mortgage Investment Fund, LP Issuer
December 31, 2004

ORGANIZATION:

Royce Mortgage Investment, Limited Partnership, a Nevada Limited Partnership was formed on February 12, 1997. The Partnership commenced operations on the date of formation and will continue until February 12, 2022, unless dissolved prior thereto under provisions of the Partnership Agreement. The General Partner of the Partnership is Royce Capital Group, a Nevada Corporation, (RCG) which is engaged in the business of managing this partnership, and, through subsidiaries and affiliates, originating loans for the partnership and other third party investors. The partnership agreement authorizes the General Partner to offer and sell Units in the Partnership up to an aggregate of 500,000,000 units outstanding at $1.00 per unit, representing $500,000,000 of Limited Partnership Units in the Partnership. This offering is for only $5,000,000 in new units.

Limited Partnership Units outstanding were 459,973 as of December 31, 1997; 697,916.13 as of December 31, 1998; 805,286.76 as of December 31, 1999; 497,483.86 as of December 31, 2000, 501,159.41 as of December 31, 2001, 663,397, as of December 31, 2002, 1,020,397.88 as of March 3, 2003, 1,184,183 as of June 30, 2003, 1,976,846.2 as of April 29, 2005, and 3,803,579.73 as of April 29, 2005. The decrease in limited partnership interests recorded as of the end of 2000 was because the General Partner bought out two subordinate limited partnership classes for approximately $293,000. No new limited partnership units were sold while this offering was awaiting SEC qualification from 1999 to April 2002, except for reinvested profits.

PARTNERSHIP ASSETS:

The primary asset of the Issuer is a portfolio of note receivables secured by trust deeds. A chart detailing these notes is included as an exhibit to this Offering Circular. The notes are listed on the company's books at par, or the amount that is due from the note for principal payments advanced. In the case of loans that are originated by the company, the par price represents the principal advanced. If a loan is purchased at a discount the present note balance is still listed as an asset, and the discount amount is listed on the balance sheet as a discount liability, which is amortized over the remaining term of the loan.

The Issuer established in 2002 a reserve for loan losses of $4,800. Before January 1, 2002 the General Partner, and/or its affiliates, have, previously, purchased defaulted loans or foreclosed property from the Issuer. There can be no assurances that the General Partner, and/or its affiliates, will continue this practice after December 31, 2001, so the Issuer has established a one percent (1%) reserve for loan losses during 2002, which will be adjusted each year thereafter according to actual experience with the loan portfolio. This loss ratio is based on the General Partner's experience in this business over the last fifteen years. The current year reserve on December 31, 2004, is $17,088.

Occasionally the company makes advances on loans to protect its position in these notes by paying taxes, insurance, or payments on prior encumbrances. These advances are due from the borrower and are paid when a delinquency may be cured or when the loan is paid off. If a loan goes to default, and the company owns the property by completing a foreclosure, the advances are wrapped up in the principal amount, together with any costs of completing the property. The costs of holding the property, maintaining it, paying taxes, making improvements, are also capitalized, and written off to costs of goods sold when the property may be sold. Losses could be realized at this point as well. If the property is not sold, but is rented during this time, the structural components of the asset would be depreciated.

DELINQUENCIES:

See the chart of loans attached as an exhibit which are delinquent and/or in foreclosure. It is not expected that any losses will be realized from the delinquencies. The Issuer owns no real estate at this time. If there were properties held for sale by the Issuer, they would be carried at the lower of the recorded investment, inclusive of senior indebtedness, or the property's estimated fair market value, less the estimated costs to sell the property(ies). When a note is substantially in default, approximately 90 days, the carrying value of the loan is adjusted to the lower of cost or the underlying value of the property as of the 90th day following default.

PARTNERSHIP LIABILITIES AND EQUITIES:

Long term liabilities include discounts for discounted notes acquired, and underlying note payables on all-inclusive notes

The total number of units outstanding as of December 31, 2000, was 818,995.00, with 321,511.00 of General Partner Units. The total number of Units outstanding as of December 31, 2001, was 675,828.00, with 174,668.00 of General Partner Units. The total number of Units outstanding as of December 31, 2002, was 786,439.84, with 122,042 of General Partner Units. The total number of Units outstanding as of December 31, 2003, was 1,976,315, with 120,901 General Partner Units. The total number of units outstanding as of December 31, 2004, was 3,685,709, with 133,561 of General Partner Units.

PARTNERSHIP INCOME AND EXPENSES:

The capital accounts are maintained for each category of equity holder. The General Partner is required to maintain certain minimum capital, as per the terms of the Partnership Agreement. The Limited Partners subscribe to the Partnership, and when accepted into the Partnership, their contribution is credited to their capital accounts.

The primary income item on the income statement is interest income, received from borrowers who are making loan payments to the Issuer.

Income is booked as it is received on those loans that have regular monthly payments. Some development loans do not provide for monthly payments, but include an accrual for interest which is added to the amount due on the loan, which accrual is made monthly, and booked as income at that time. Other income items include, loan fees charged at origination, amortization of discount income, the Issuer's share of loan late fees, prepayment penalty and miscellaneous income. When the Issuer funds loans with its own assets, as opposed to purchasing existing loans from another party, the General Partner generally requires that the borrower pay the Issuer a 'loan origination fee' of one percent (1%) of the principal balance of the loan so funded. This loan origination fee is treated as income to the Issuer in the year in which the loan is funded. Because the fact that there have been outstanding requests for withdrawals from one limited partner for the last year, no new loans have been funded by the partnership in the last year there has been negligible loan origination income earned by the partnership.

Expense items include collection expenses to loan servicing company and interest on loans payable. At the present time, the General Partner has not borrowed on the loan portfolio, as it is allowed to do. It has not arranged any credit lines using the note portfolio as collateral. It may try to do this once this offering is underway, and the partnership is in a position to buy more notes. It does make payments on underlying loans on so called all-inclusive or wrap notes. The payments include an interest and principal pay-down component.

Profits are allocated monthly on a spill over basis as follows, first to the Limited Partners, up to amount equal to the monthly preferred rate of return that the General Partner determines at the beginning of each calendar year. The General Partner has determined that the preferred return rate is 10.5%. This is a reflection in a lowering of general interest rates over the past year. The partnership agreement provides that the preferred return must be at least 2% over the present 5-year rate at all times. Furthermore the General Partner has determined that in order to maintain loan quality given the competitive environment for loans from borrowers that the issuer may decrease its cost of capital in the next year.

Competitors generally offer higher interest rate opportunities to private mortgage investors in northern Nevada, but we believe that our loan portfolio is less risky than their products -- to the extent that preferred returns are not met in a given year, would accumulate, and be paid when available. The partnership has always paid its preferred return to limited partners historically as per the following table.

Year	Preferred Yield Paid	5 Year Treasuries Beginning of Year	Spread Over Treasuries
1997	11.50%	6.50%	5.00%
1998	10.63%	5.63%	5.00%
1999	09.59%	4.59%	5.00%
2000	11.40%	6.40%	5.00%
2001	12.00%	4.70%	7.30%
2002	11.50%	4.52%	6.98%
2003	10.5%	2.79%	7.71%
2004	10.0%	3.12%	6.88%

Losses are allocated to the Partners in proportion to their capital account balance at the beginning of the month. The partnership has never experienced a loss for any accounting period since its inception.

Then monthly profits are allocated to the General Partner in a manner equal to the preferred returns paid to the Limited Partners on their capital accounts. These profits are credited to the respective Partners accounts.

After profits at the preferred return rate have been paid to all Partners if there are unallocated profits remaining, then the General Partner is entitled to take a management fee equal up to a maximum of 3% of the average unpaid principal balance of the partnership mortgage loans at the end of the calendar year. After that, "excess profits" if any would be split between all

Partners in accordance with their Capital Account balances as of the end of the year. Excess profits have never been earned or distributed since the partnership's inception.

CASH DISTRIBUTIONS:

Cash distributions are paid monthly to those Limited Partners who have requested monthly distributions, and such distributions are shown as a debit to their respective capital accounts. The General Partner can withdraw capital at any time that he chooses, providing he maintains the minimum capital account requirements set forth in the partnership agreement. Limited Partners have a limited right to withdraw their capital subject to restrictions set forth in the Partnership Agreement. At the termination of the Partnership the Limited Partners have a priority as to the return of their capital accounts.

OVERHEAD:

The Issuer's operating expenses for rent, salaries, supplies, and similar items, are paid by the General partner from its management fee. The Issuer has no long term contracts, or commitments, except that at some point it may contract with attorneys or with a CPA for tax and accounting services on an as needed basis. The Issuer has no employees.

CONTINGENCIES:

The Issuer is not involved in any litigation, and has no expected liabilities for the same. The Issuer does not deal with borrowers directly, since its loans are originated by other subsidiaries of the General Partner. The loans are serviced by a loan servicing company that is owned by the CEO of the General Partner. Its loans are originated by others, to the extent possible, so as to minimize liability for origination risks. There are always risks connected with any business as set forth in this Offering Circular. To the extent these risks can be covered by insurance on an economically feasible way, this is done. Some risks cannot be covered.

INCOME TAXES:

The Issuer is a flow through entity. No federal income tax is paid by the Issuer. Individual investors report their share of profits and losses on their personal tax returns, which information is provided to them annually by the Partnership in a K-1. The books are maintained the same for tax and accounting purposes.

In the opinion of management of Royce Capital Group, the General Partner of the Issuer, all adjustments necessary for a fair statement of results for the interim period shown have been included. All adjustments made are of a normal recurring nature.

ROYCE MORTGAGE INVESTMENT FUND, L.P.

December 31, 2004

KAFOURY, ARMSTRONG & CO.
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

ROYCE MORTGAGE INVESTMENT FUND, L.P.
DECEMBER 31, 2004

TABLE OF CONTENTS

	PAGE NO.
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Balance Sheet	2
Statement of Income	3
Statement of Changes in Partners' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8

KAFOURY, ARMSTRONG & CO.
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS



KAFOURY, ARMSTRONG & CO.
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Partners of
Royce Mortgage Investment Fund L.P.

We have audited the accompanying balance sheet of Royce Mortgage Investment Fund, L.P. at December 31, 2004, and the related statement of income, changes in partners' capital and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of management of Royce Mortgage Investment Fund, L.P. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royce Mortgage Investment Fund, L.P. at December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Kafoury, Armstrong & Co.

Reno, Nevada
February 24, 2005

ROYCE MORTGAGE INVESTMENT FUND, L.P.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS		
Cash	$	225,449
Restricted cash in escrow		525,000
Loans, net of allowance for credit losses of $17,088		3,439,556
Total Assets	$	4,190,005
LIABILITIES		
Accounts payable	$	4,296
Partner loans		500,000
Total Liabilities		504,296
PARTNERS' CAPITAL		3,685,709
Total Liabilities and Partners' Capital	$	4,190,005

See accompanying notes.

ROYCE MORTGAGE INVESTMENT FUND, L.P.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

INCOME	
Interest and fees on loans	$ 308,379
Miscellaneous income	1,183
Total Income	309,562
EXPENSE	
Interest expense	26,367
Loan processing fees	2,421
General and administrative	10,395
Provision for credit losses	7,275
Collection costs	20,570
Total Expense	67,028
Net Income	$ 242,534

See accompanying notes.

ROYCE MORTGAGE INVESTMENT FUND, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

PARTNERS' CAPITAL, beginning of the year	$	1,976,314
Net income for the year		242,534
Capital contributions		2,009,193
Less: Partners' withdrawals		542,332
PARTNERS' CAPITAL, end of the year	$	3,685,709

See accompanying notes.

ROYCE MORTGAGE INVESTMENT FUND, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 242,534
Adjustments to reconcile net income to net cash used by operating activities:	
Provision for credit losses	(7,275)
Changes in operating assets and liabilities:	
(Increase) in loans receivable	(1,614,727)
Decrease in other assets	2,499
Increase in accounts payable	961
Total Adjustments	(1,618,542)
Net Cash Used by Operating Activities	(1,376,008)
CASH FLOWS FROM FINANCING ACTIVITIES	
Loans from partners	1,173,000
Payments on loans from partners	(673,000)
Partners' contributions	2,009,193
Partners' draws	(542,332)
Net Cash Provided by Financing Activities	1,966,861
Net Increase in Cash	590,853
CASH, Beginning of Year	159,596
CASH, End of Year	$ 750,449
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 26,367

See accompanying notes.

ROYCE MORTGAGE INVESTMENT FUND, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - Summary of Significant Accounting Policies:

Nature of Operations:

Royce Mortgage Investment Fund, L.P. (the "Partnership") is established under the laws of the State of Nevada. The Partnership is principally engaged in providing real estate loans to customers primarily in Northern Nevada.

Loans Receivable and Allowance for Loan Losses:

The Partnership grants real estate loans to customers. Loans are secured by a deed of trust. The underlying value of the property secured by the deed is substantially higher than the loan on the property. A substantial portion of the loan portfolio is represented by mortgage loans throughout Northern Nevada. The ability of the customers to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans receivable are stated at unpaid principal balances, less an allowance for credit losses. Interest on loans is recognized over the term of the loan and is calculated using the simple-interest method on principal amounts outstanding.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Partnership's historical prepayment experience.

A loan is considered past due and delinquency fees apply when the borrower fails to remit amounts due under the contractual payment terms by more than 10 days.

A loan is considered impaired when, in management's opinion, the borrower may be unable to meet payments as they become due, or when a particular loan is past due ninety days or more. Upon such determination, the loan is placed on nonaccrual status. All accrued interest is reversed and subsequent payments are charged against the principal balance due on the loan. If a loan on nonaccrual status resumes a timely payment schedule and is not considered impaired, the nonaccrual status will be removed and accrual of interest will be resumed on the loan.

The measurement of loan impairment is based on the fair value of the loans' underlying collateral. Loans are charged off as soon as there is a reasonable possibility of loss that can be estimated.

The allowance for credit losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risk in the portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral, and current economic conditions.

ROYCE MORTGAGE INVESTMENT FUND, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for credit losses on loans and the valuation of property acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for credit losses and foreclosed property, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed property, future additions to the allowances may be necessary based on changes in local economic conditions. Because of this factor, it is reasonably possible that the allowances for credit losses and foreclosed property may change materially in the near term.

Cash Equivalents:

Cash includes cash on hand, amounts due from banks with original maturities of three months or less and restricted cash in escrow.

Restricted Cash In Escrow:

Restricted cash in escrow represent bank accounts held for loan funding subsequent to December 31, 2004.

Income Taxes:

The Partnership is not a taxpaying entity for federal and state income tax purposes, thus no income tax expense has been recorded in the accompanying financial statements. Income from the Partnership is taxed at the partners' level.

Concentrations:

Most of the Partnership's loans have been granted to customers in its market area.

The Partnership primarily conducts its banking business with one financial institution. At times, the balance may exceed the federally insured limit of $100,000. Management believes that the ultimate risk involved is minimal.

ROYCE MORTGAGE INVESTMENT FUND, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 2 – Related Party Transactions:

During the year ended December 31, 2004 the Partnership borrowed monies from partners of the Partnership in order to provide short-term funding of loans receivable. Payments are made on the borrowings within a twelve-month period. There is one outstanding loan to a partner at December 31, 2004 in the amount of $500,000. Interest only payments at 8% are payable monthly with a final principal payment due in September 2005. The note is secured by loans receivable.

NOTE 3 – Allowance for Credit Losses:

An analysis of the change in the allowance for credit losses follows:

Balance, Beginning of Year	$ 15,053
Loans charged off	(35,240)
Recoveries of loans previously charged off	30,000
Net loans (charged off)/recovered	(5,240)
Provision charged to operations	7,275
Balance, End of Year	$ 17,088

The average recorded investment in impaired loans was $2,937 during the year ended December 31, 2004. Impaired loans had a combined carrying value of $0 at December 31, 2004. The amount of interest income recognized on impaired loans for all years was approximately $0, since cash receipts on impaired loans were recognized as a reduction of the loan investment.

The risk of loss varies with the type of loan being made and the financial condition of the borrower throughout the term of the loan.

2003
Royce Capital Group
CONSOLIDATED PROFIT & LOSS (UNAUDITED)

January 1, 2003 through December 31, 2003

ORDINARY INCOME/EXPENSE	
Income	
Broker fees	$90,776
Loan Origination	76,505
Yield Spread Premium	93,519
Interest Income	106,444
Management Fee- Affiliates	39,386
Supervision Fee- CASA LINDA	80,000
Management Fees- RMIF	26,620
Other	62,090
Total Income	575,340
Expense	
Payroll	300,485
Commission Paid	70,848
Advertising	31,855
Other	126,710
Total Expenses	529,898
Net Income	$45,442

2003

Royce Capital Group

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of December 31, 2003

ASSETS	
Current Assets	
Checking/Savings	
Checking Account-Total	$ 13,286
Checking Trust Accounts	101
Petty Cash	300
Total Checking/Savings	13,687
Accounts Receivable	
Accounts Receivable	11,068
Total Accounts Receivable	11,068
Other Current Assets	
AR Royce Properties	130
Deposits	5
Loans Receivable	93,036
Notes Receivable	223,440
Prepaid Insurance	2,324
Total Other Current Assets	318,934
Total Current Assets	343,689
Fixed Assets	
Computers, Software, equip.	13,895
Office furn. & Equip.	5,727
Total Fixed Assets	19,622
Other Assets	
Capitalized Costs	20,362
Investment - Affiliates	-
Limited Partnership	120,901
Total Other Assets	141,263
TOTAL ASSETS	**$ 504,574**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	$ 23,883
Total Accounts Payable	23,883
Credit Cards	
American Express Corporate	2,521
Total Credit Cards	2,521
Other Current Liabilities	
DELL NEW SERVER LOAN	2,958
DELL WINDOWS LICENSES LOAN	616
Intercompany Transfers	(37,707)
Total Other Current Liabilities	(34,132)
Total Current Liabilities	(7,729)
Long Term Liabilities	
Notes Payable	20,370
Total Long Term Liabilities	20,370
Total Liabilities	12,642
Equity	
Retained Earnings	(709,882)
Common Stock	1,000
Paid In Capital	158,228
Preferred Stock	997,143
Net Income	45,442
Total Equity	491,932
TOTAL LIABILITIES & EQUITY	**$ 504,574**

Notes:

- The accompanying notes are an integral part of these financial statements.
- An Investor in the Issuer Does Not Acquire an Interest in this Equity.

2004

Royce Capital Group

CONSOLIDATED PROFIT & LOSS (UNAUDITED)

January 1, 2004 through December 31, 2004

ORDINARY INCOME/EXPENSE	
Income	
Broker fees	$250,442
Loan Origination	73,244
Yield Spread Premium	71,604
Interest Income	54,386
Management Fee- Affiliates	44,306
Management Fees- RMIF	9,343
Other	39,165
Total Income	542,490
Expense	
Payroll	291,891
Commission Paid	161,765
Advertising	71,600
Other	167,635
Total Expenses	692,891
Net Income	($150,401)

2004

Royce Capital Group

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of December 31, 2004

ASSETS	
Current Assets	
Checking Account-Total	$24,819
Checking Trust Accounts	261
Petty Cash	500
Total Checking/Savings	25,580
Accounts Receivable	
Accounts Receivable	4,285
Total Accounts Receivable	4,285
Other Current Assets	
AR Royce Properties	130
Deposits	1,467
Loans Receivable	30,000
Note Receivable	348,500
Prepaid Insurance	6,440
Total Other Current Assets	386,537
Total Current Assets	416,401
Fixed Assets	
Computers, Software, equip.	20,387
Office furn. & Equp.	16,109
Total Fixed Assets	36,497
Other Assets	
Notes Receivable	75,000
Capitalized Costs	15,866
Investment - Affiliates	287,429
Limited Partnerships	133,561
Work in Process	1,174
Total Other Assets	513,031
TOTAL ASSETS	**$965,929**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$25,788
Total Accounts Payable	25,788
Credit Cards	
American Express Corporate	790
Total Credit Cards	790
Other Current Liabilites	
Dell New Server Loan	1,772
Dell Windows Licenses Loan	390
Intercompany Transfers	(526,765)
Loans Payable	50,000
Refunds Due	2,053
Total Other Current Liabilities	(472,550)
Long Term Liabilities	
Notes Payable	70,370
Total Long Term Liabilities	70,370
Total Liabilities	(375,602)
Equity	
Common Stock	1,000
Paid In Capital	158,228
Preferred Stock	1,997,143
Retained Earnings	(664,440)
Net Income	(150,401)
Total Equity	1,341,531
TOTAL LIABILITIES & EQUITY	**$965,929**

Notes:

- The accompanying notes are an integral part of these financial statements.
- An Investor in the Issuer Does Not Acquire an Interest in this Equity.

2005

Royce Capital Group

CONSOLIDATED PROFIT & LOSS (UNAUDITED)

January 1, 2005 through June 30, 2005

ORDINARY INCOME/EXPENSE	
Income	
Broker fees	$212,842
Interest Income	56,152
Management Fee- Affiliates	8,880
Management Fees- RMIF	5,294
Other	30,604
Total Income	313,773
Expense	
Payroll	134,774
Commission Paid	21,044
Advertising	19,326
Other	94,830
Total Expenses	269,974
Net Income	$43,800

2005
Royce Capital Group
CONSOLIDATED BALANCE SHEET (UNAUDITED)
As of June 30, 2005

ASSETS	
Current Assets	
Checking Account-Total	$48,846
Checking Trust Accounts	261
Petty Cash	300
Total Checking/Savings	49,407
Accounts Receivable	
Accounts Receivable	17,132
Total Accounts Receivable	17,132
Other Current Assets	
AR Royce Properties	130
Deposits	1,467
Loans Receivable	36,000
Note Receivable	132,000
Prepaid Insurance	9,050
Total Other Current Assets	178,648
Total Current Assets	245,187
Fixed Assets	
Computers, Software, equip.	22,718
Office furn. & Equp.	15,009
Total Fixed Assets	37,728
Other Assets	
Advances	2,761
Notes Receivable	75,000
Capitalized Costs	24,220
Investment - Affiliates	308,205
Limited Partnerships	140,380
Work in Process	1,174
Total Other Assets	551,740
TOTAL ASSETS	**$834,654**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	($8,323)
Total Accounts Payable	(8,323)
Credit Cards	
American Express and Other	5,509
Total Credit Cards	5,509
Other Current Liabilites	
Accrued Salary	13,500
Dell New Server Loan	1,313
Dell Windows Licenses Loan	267
Intercompany Transfers	(634,666)
Loans Payable	50,000
Refunds Due	1,353
Total Other Current Liabilities	(568,233)
Long Term Liabilities	
Notes Payable	20,370
Total Long Term Liabilities	20,370
Total Liabilities	(550,676)
Equity	
Common Stock	1,000
Paid In Capital	158,228
Preferred Stock	1,997,143
Retained Earnings	(814,841)
Net Income	43,800
Total Equity	1,385,330
TOTAL LIABILITIES & EQUITY	**$834,654**

Notes:

- The accompanying notes are an integral part of these financial statements.
- An Investor in the Issuer Does Not Acquire an Interest in this Equity.

UNAUDITED FOOTNOTES
TO THE FINANCIAL STATEMENTS AND MANAGEMENT DISCUSSION

ROYCE CAPITAL GROUP, GENERAL PARTNER
December 31, 2004

Royce Capital Group, a Nevada Corporation, is the General Partner of Royce Mortgage Investment Fund, Limited Partnership. Its address is the same as the Partnership, 1281 Terminal Way, Suite 201, Reno, Nevada 89502. The Company was created as Design Financial Group on December 24, 1991, and changed its name to Royce Capital Group in 1998. On December 27, 2000, it merged with its parent company Royce Enterprises. This company does not generally deal with the general public. The company is not involved in any litigation at this time. The company files a consolidated tax return with its subsidiary companies, Royce Capital. The financials presented are consolidated statements.

The General Partner manages and controls the affairs of the Partnership and has general responsibility and final authority in all matters affecting the Partnership's business. These duties include dealings with limited partners, accounting, tax and legal matters, communications and filings with regulatory agencies and all other needed management duties. The General Partner may also, at its sole discretion and subject to change at any time purchase from the Partnership the interest receivable or principal on delinquent mortgages loans held by the partnership, or any mortgage loan that the General Partner believes should not be held by the partnership because of a conflict of interest or any other reason. It or its affiliates may acquire real estate owned by the partnership.

In order to assure that the limited partners will not have personal liability as a General Partner, limited partners have no right to participate in the management or control of the Partnership's business or affairs other than to exercise the limited voting rights provided for in the Partnership Agreement. The General Partner has sole responsibility for the selection, evaluation, and negotiation of mortgage investments for the partnership. The General Partner provides all executive, supervisory and administrative services of the Partnership, including loan servicing, which has been done in house and will be, at January 1, 2002, done through an affiliate. The Partnership books and records are maintained by the General Partner.

The General Partner had a net worth of approximately $1,341,531 as of December 31, 4, 2000 approximately $120,901 of which was represented by General Partnership units in the Partnership. These units were paid for in cash, and not earned by any promotional interests or the like. All of the common stock of the General Partner is owned by the CEO of the General Partner, John F. Royce. Preferred stock is held by Charles M. Royce, who is the brother of John Royce. Charles M. Royce does not exercise any management authority over the General Partner, and is a non-voting preferred shareholder.

As stated above, the General Partner's primary function is to provide administrative services to the Partnership. In addition to that it provides similar services to one subsidiary company which is in the retail loan origination business, Royce Capital.

The General Partner provides all office space and office equipment and services to all of these entities.

The General Partner leases its employees from an employee leasing company for the purpose of outsourcing all human resources functions. Pursuant to Nevada law, all employees are hired at will.

The General Partner has, in the past, provided loan servicing functions for the Partnership and for affiliated companies. Starting January 1, 2002, Fidelity Escrow and Collections ("FEC"), an entity owned by John Royce, performs these services. FEC is now supported by three employees of the General Partner, including the Chief Financial Officer.

The General Partner earns loan servicing fees, and partnership management fees from the partnership. These fees are:

	2002	**2003**	**2004**
Loan Servicing Fees From Partnership Loans	$5,545	$8,468	$19,501
Partnership Management Fees	$7,431	$26,620	$9,343
Loan Origination Fees	$0	$13,685	$0

The loss for the year ended December 31, 2004, is due primarily to increases in personnel and administrative expenses for (1) marketing to borrowers and investors and (2) completing offering statements and other filings with the Securities Exchange Commission and the Nevada Secretary of State for other investments. The General Partner is profitable in the first two quarters of 2005.

EXHIBITS INDEX

EXHIBIT	SEQUENTIAL PAGE #
1. Item 2 (2), Limited Partnership Agreement	Following Pg. 73
2. Item 2(4), Subscription Agreement	Following Pg. 75
3. Item 2, (11), Opinion re Legality	Following Pg. 77
4. Item 2 (11), Tax Opinion Letter	Following Pg. 79
5. Item 2 (15) Issuer Deed of Trust Collateral Analysis	Following Pg. 82
6. Loan Servicing Agreement	Following Pg. 84
7. Escrow Instructions	Following Pg. 86
7. Acknowledgment Signature Page	Following Pg. 88

***

LIMITED PARTNERSHIP AGREEMENT

The Limited Partnership Agreement is a 24 page document.

***

Amended September 1, 2002
Clerically Revised April 18, 2003

LIMITED PARTNERSHIP AGREEMENT
Amended and Restated

ROYCE MORTGAGE INVESTMENT FUND, L. P., a NEVADA LIMITED PARTNERSHIP
Formerly Known as D. F. Capital. , L.P.

INDEX

RECITALS

I. Formation of Partnership 2
1. Nevada Provision of Uniform Partnership Act
2. Name, Old and New
3. Place of Business
4. Addresses of General Partner and Limited Partners
5. Term
6. Purpose and Business
7. Agent for Service of Process; Tax Matters Partner

II. Definitions 3

III. Partnership Interest and Capital 4

IV. Management 6
1. Control in General Partner
2. Limitations on General Partner's Authority
3. Right to Purchase Receivables, Loans or Property
4. Extent of General Partner's Obligation
5. Indemnification of General Partner

V. Rights of Limited Partners 11

VI. Investment and Operating Policies 11
1. Purpose of Partnership
2. Guidelines
3. Geographic Area of Lending Activity
4. Loan to Value Ratio / Appraisal Policy
5. Term and Type of Loans
6. Escrow Conditions
7. Indebtedness of Partnership
8. Diversity of Borrowers
9. Purchases from General Partner
10. Cash Reserve

VII. Accounting Records, Reports, and Meetings 13
1. Books and Accounts and Records
2. Cash and Cash Equivalents
3. Meetings of Limited Partners
4. Reports

VIII. Allocations and Distributions 14
1. Allocations of Profits and Losses
2. Distributions of Cash Available for Distribution

IX. Transactions between the Partnership and the General Partner 15
1. From the Partnership
   a. Subordinated Management Fee
   b. Partnership Expenses
   c. Loan Servicing Fee
2. Payments by Borrowers
   a. Investment Evaluation Fee
   b. Late Payments
   c. Prepayment Penalties
   d. Loan Servicing Fees
3. General Partner Purchase of Assets and Limited Partnership Interests

X. Assignment of Interest: Substituted Limited Partners 17

XI.	Death, Legal Incompetence or Withdrawal of a Limited Partner	18
XII.	Bankruptcy, Withdrawal, Removal or Dissolution of the General Partner	19
XIII.	Dissolution and Winding Up	
XIV.	Signatures	20
XV.	Special Power of Attorney	20
XVI.	Miscellaneous	21
	Signatures	22
	Subscription Agreement	23

THE AGREEMENT

THIS AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT (the "Agreement"), dated September 1, 2002, is made and entered into by and among Royce Capital Group, a Nevada Corporation, as General Partner (the "General Partner"), and the Limited Partners of Royce Mortgage Investment Fund, L.P. , a Nevada Limited Partnership (hereinafter referred to collectively as the "Limited Partners").

RECITALS

Whereas, Royce Mortgage Investment Fund, L. P. a Nevada Limited Partnership (the "Partnership") was formed on February 1,1997, under the Nevada Uniform Limited Partnership Act, under the name D. F. Capital, L.P. , and the Limited Partnership Agreement was amended and restated as of February 6, 1998, January 1, 2000, June 1, 2000 and September 1, 2002.

The Partners therefore agree as follows:

A. On January 1, 2000, Royce Enterprises, a Nevada Corporation, one of the prior General Partners merged with Royce Capital Group, a Nevada corporation. The surviving company is known as Royce Capital Group. From the effective date of this agreement, the sole remaining General Partner of this Partnership shall be Royce Capital Group. John F. Royce has resigned as a General Partner of the Partnership. The Limited Partners, by approving an earlier amendment, consent to that resignation of John F. Royce, as a prior General partner, effective January 1, 2000.

B. That the effective date of this amendment is September 1, 2002.

C. That the Partnership agreement is amended and restated as follows:

1. FORMATION OF PARTNERSHIP

a. The Partnership was formed and is governed by and pursuant to the provisions of Nevada Revised Statutes Chapter 88, known as the Uniform Limited Partnership Act.

b. **Name.** The name of the Partnership is changed from "D. F. Capital, L.P." to "Royce Mortgage Investment Fund, L.P., a Nevada Limited Partnership."

c. **Place of Business.** The principal place of business for the Partnership is located at Suite 201, 1281 Terminal Way, Reno, Nevada 89502; provided, however, that the General Partner may change the address of the principal office by notice in writing to all Limited Partners. In addition, the Partnership may maintain such other offices and places of business as the General Partner may deem advisable at any other place or places within the United States.

d. **Addresses for the General Partner and Limited Partners.** The principal place of business of the General Partner is Suite 201, 1281 Terminal Way, Reno, Nevada 89502. The address for each of the Limited Partners is that address shown on the books and records of the Partnership located at its principal place of business. The Limited Partners may change their address of record by written notice to the Partnership, which notice shall become effective upon receipt.

e. **Term.** The Partnership commenced on February 12, 1997. Unless earlier dissolved under the provisions of this Agreement, the Partnership will dissolve on February 12, 2022.

f. **Purpose and Business.** The purpose of the Partnership is to provide current income and capital growth. Its business is to make or purchase whole or franctional interests in first, wraparound, participating, bridge, construction, or short to medium term mortgage loans, and mortgage loans on leasehold interests, and to do all things reasonably related thereto, including but not limited to developing, managing, and either holding for investment or disposing of real property acquired through foreclosure. As such, the majority of the Partnership's income will come from interest income. Depending on market conditions the Partnership sometimes will earn a 1% loan origination fee for originating a loan, and in the case of loans bought at a discount, it will earn discount income as the loan is paid off.

g. **Agent for Service of Process; Tax Matters Partner.** So long as the General Partner maintains a principal place of business in Nevada, the General Partner is the Partnership's agent for service of process. If the General Partner moves from Nevada, the Limited Partners will designate a new agent for service of process. The General Partner also is the "Tax Matters Partner" as defined in Section 6231(a) (7) of the Internal Revenue Code of 1986, as amended.

2. DEFINITIONS

The following terms shall have the following respective meanings:

“Affiliate" means: (i) any person directly or indirectly controlling, controlled by, or under common control with another person; (ii) any person owning or controlling ten percent (10%) or more of the outstanding voting securities of such other person; (iii) any officer, director, or partner of such person; and (iv) if such other person is an officer, director, or partner, any company for which such person acts in such capacity.

"Capital Account" means as defined in Article III hereof.

"Capital Contribution" means the total investment and contribution to the capital of the Partnership by a Partner in cash, by way of automatic reinvestment of Partnership distributions, or by other contributions that may have been accepted as a capital contribution prior to or after this amendment.

"Code" means the Internal Revenue Code of 1986, as amended from time to time or corresponding provisions of subsequent revenue laws.

“Excess Profits” means any profits for a calendar year, that are remaining after recouping of any prior allocated losses, after cumulative Preferred Returns have been allocated first to limited partners and then to the General Partner, and subordinated management fee has been paid to the General Partner. This is a separate part of an owner’s capital account, and is not compounded with ongoing Preferred Returns. Excess Profits are never distributed to any limited partner until dissolution of the Partnership. If a limited partner withdraws his capital prior to that date, his accrued Excess Profits will be assigned to the General Partner.

"Late Payment Charges" means additional charges paid by borrowers on delinquent loans and loans past maturity held by the Partnership, including additional interest and late payment fees.

"Majority-In-Interest" means Limited Partners holding a majority of the outstanding Units, not including any interests of the General Partner.

"Mortgage Loans" means notes, debentures, bonds, and other evidence of indebtedness or obligations which are negotiable or nonnegotiable and which are secured or collaterallized by mortgages, trust deeds, or security interests in real property or personal property attendant thereto.

"Net Income Available for Distribution" means Profits and Losses, as defined below, reduced by amounts set aside for restoration or creation of reserves and increased by amounts provided by the reduction or elimination of reserves at the discretion of the General Partner.

"Net Proceeds" means the cash proceeds from any repayment of principal from the regular monthly payments, or full or partial payoff or other disposition of the Partnership's Mortgage Loans or from the disposition of other Partnership assets remaining after deducting all expenses relating to the transaction.

"Partners" means the General Partner and the Limited Partners.

"Person" means any natural person, Partnership, corporation, association, or other legal entity.

"Profits and Losses" means, for each fiscal year or other period, an amount equal to the Partnership's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss).

"Preferred return" means that return which shall be announced on or about December 1 of each calendar year, which return, is subject to certain limitations, and will be effective for the next calendar year to determine, and be the allocation of profits, if any paid to limited partners, and then General Partner capital accounts, before the subordinated management fee is taken by the General partner, and "excess profits" are split. This is a cumulative figure, which if unmet, is accumulated, and met from future profits, as they may be earned.

"Real property" means and includes land and any buildings, structures, improvements, fixtures, and equipment located on or used in connection with land, but does not include mortgages, mortgage loans or interests therein.

"Regulations" means, except where the context indicates otherwise, the permanent, temporary, proposed, or proposed and temporary regulations of the United States Department of the Treasury under the Code, as such regulations may be lawfully changed from time to time.

"Unit" means an interest in the Partnership and represents a contribution either in cash or through reinvestment of distributions of One Dollar ($1.00) to the capital of the Partnership by a Limited Partner, and entitles the holder thereof to the rights and interests of Limited Partners as herein provided.

"Unmet Cumulative Preferred Return" means any Preferred Returns that cannot be met from current profits, net of recouping of prior losses, which is carried forward and taken as subsequent profits are available. Unmet Cumulative Returns accruing to a given date are not later recoverable if a limited partner withdraws any of his capital, not including regular monthly distributions.

III. PARTNERSHIP INTEREST AND CAPITAL

1. **Capital Contributions of Partners:** The Limited Partners and the General Partner shall contribute the capital of the Partnership. From this date forward the Limited Partners shall contribute to the capital of the Partnership cash or reinvested distributions in the amount of One Dollar ($1.00) for each Unit subscribed. The General Partner shall contribute to capital in the capital of the Partnership, a cash or notes in an amount equal to 10% of the first $1,000,000 in total capital, and 2% of the capital from $1,000,001 to $5,000,000 and one percent of the excess of the capital above $5,000,000. He shall maintain his capital account at least at these minimum levels. The General Partner may contribute notes secured by trust deeds meeting the general requirements of loans that the Partnership would acquire as set forth in Article 6. The General Partner shall be free to establish or adjust the minimum capital contribution amount for new limited partner investments, which amount is set forth in the subscription agreement attached hereto.

2. **Sale of Units:** In the General Partner's sole discretion, Units up to an aggregate outstanding amount of $500,000,000 may be offered and sold by the Partnership. Purchasers of such Units shall become Limited Partners immediately on acceptance of subscriptions by the General Partner. The General Partner may refuse to accept contributions from time to time, or from any prospective limited partner in his sole discretion. It may establish and revise suitability standards for prospective investors, and those that wish to use the reinvested distributions plan. The Partnership shall pay no commissions with respect to the sale of these units, but the General Partner may pay commissions to licensed individuals in accordance with applicable securities law.

3. **Limited Partners' Reinvested Distributions:** A Limited Partner may elect to participate in the Partnership's Reinvested Distributions Plan (the "Plan") at the time of his purchase of Units, by making such election in the form of Subscription Agreement for Units executed by each Limited Partner. Participation in the Plan will commence as of the date of acceptance by the Partnership of the Limited Partner's Subscription Agreement. Subsequently, a Limited Partner may revoke any previous election or make a new election to participate in the Plan by sending written notice to the Partnership. A limited partner may chose to have one capital account with distributions and one without, as long as each capital account meets the minimum limited partner capital requirements of the partnership. Such notice shall be effective for the month in which the notice is received, if received at least ten (10) days prior to the end of the calendar month; otherwise the notice is effective the following month.

   Distributions to which a Limited Partner participating in the Plan is entitled shall be used to purchase additional Units at $1.00 per Unit ("Reinvested Distributions"). Units so purchased under the Plan are credited to the Limited Partner's Capital Account as of the first day of the month following the month in which the reinvested distribution is made. If a Limited Partner revokes a previous election to participate in the plan, distributions made by the Partnership subsequent to the month in which the revocation notice is received by the Partnership shall be made in cash to the Limited Partner instead of being reinvested in Units.

   The General Partner will mail, within 15 days of the end of each quarter, to each Limited Partner who is a participant in the Plan a statement of account describing the Reinvested Distributions received, the number of Units purchased thereby, the purchase price per Unit, and the total number of Units held by the Limited Partner. The terms and conditions of the Plan may be amended, supplemented, or terminated for any reason by the Partnership at any time by mailing notice thereof at least thirty (30) days prior to the effective date of such action to each Limited Partner who is a participant in the Plan at his last address of record.

The General Partner, in its sole discretion, may suspend or terminate the Plan if:

(a) It determines that the Plan impairs the capital or the operations of the Partnership or that an emergency makes continuance of the Plan not reasonably practicable;

(b) Any governmental or regulatory agency with jurisdiction over the Partnership so demands for the protection of Limited Partners or for compliance with applicable securities law;

(c) in the opinion of counsel for the Partnership, such Plan is not permitted by federal or state law; or repurchase, sales, assignments, transfers and the exchange of Units in the Partnership within the previous twelve (12) consecutive months would result in the Partnership being considered terminated within the meaning of Section 708 of the Code; or

(d) it determines that allowing any further Reinvested Distributions would give rise to a material risk that the Partnership would be treated for any taxable year as a "publicly traded Partnership," within the meaning of Code Section 7704.

4. **Non-Assessability of Units**: The Units are non-assessable. Once a Unit has been paid for in full, the holder of the Unit has no obligation to make additional contributions to the Partnership.

5. **Capital Accounts:** The Partnership shall maintain a Capital Account for each Partner. Initially, the Capital Account of each Partner shall be the amount equal to the initial Capital Contribution made by such Partner in exchange for his or her interest in the Partnership. Thereafter, each Partner's Capital Account shall be maintained in accordance with the provisions of Section 1.704-1(b) (2) (IV) of the Regulations and will be determined as follows:

(a) To each Partner's Capital Account there shall be credited the amount of cash contributed by such Partner to the Partnership, and such Partner's distributive share of Partnership profits and losses. Excess Profits shall be maintained in a separate sub account for each limited partner, against which no Preferred Return will be allocated.

(b) To each Partner's Capital Account there shall be debited the amount of cash distributed to such Partner pursuant to any provision of this Agreement and such Partner's distributive share of Partnership losses.

In the event any interest in the Partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulation Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations. In the event the General Partner shall reasonably determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the General Partner may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Partner pursuant to Article XIII hereof upon the dissolution of the Partnership. The General Partner also shall (a) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Partners and the amount of Partnership capital reflected on the Partnership's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(a) and (b) make any appropriate modifications in the event unanticipated events (for example, the acquisition by the Partnership of oil or gas properties) might otherwise cause this Partnership not to comply with Regulation Section 1.704-1(b).

Neither a Limited Partner nor a General Partner is entitled to withdraw any part of his or its Capital Account or to receive any distributions from the Partnership except as specifically provided in this Agreement. No "interest" shall be paid on any Capital Contribution. While this agreement does provide for subordination of certain portions of the general partners management fees and capital, the General Partner, its officers, and directors do not guarantee any return on or return of the capital of a limited partner.

6. **No Liability of Limited Partners:** A Limited Partner shall not be or become liable for the obligations of the Partnership in an amount in excess of his Capital Account.

IV. MANAGEMENT

1. **Control in General Partner:** Subject to the provisions of Article IV.2., and except as otherwise expressly stated elsewhere in this Agreement, the General Partner has exclusive control over the business of the Partnership, including the power to assign duties, to determine how to invest the Partnership's assets, to sign bills of sale, title documents, leases, notes, security agreements, mortgage loans and contracts, and to assume direction of the business operations. As manager of the Partnership and its business, the General Partner has all duties generally associated with such position including, but not limited to dealing with Limited Partners, being responsible for all accounting, tax, and legal matters, performing internal reviews of the Partnership's investments and loans, determining how and when to invest the Partnership's capital, and determining the course of action to take with respect to Partnership loans that are in default; and has all the powers with respect and ancillary thereto. Without limiting the generality of the foregoing, such powers include the right:

   (a) To evaluate potential Partnership investments and to expend the capital of the Partnership in furtherance of the Partnership's business;

   (b) To acquire, hold, lease, sell, trade, exchange, or otherwise dispose of all or any portion of Partnership property or any interest therein at such price and upon such terms and conditions as the General Partner may deem proper;

   (c) To cause the Partnership to become a joint venturer, partner or member of an entity formed to own, develop, operate and/or dispose of properties owned or co-owned by the Partnership acquired through foreclosure of a Mortgage Loan;

   (d) To manage, operate and develop Partnership property, or to employ and supervise a property manager who may, or may not, be an affiliate of the General Partner;

   (e) To borrow money from the General Partner, banks and other lending institutions, or other lenders for any Partnership purpose, and as security therefor, to encumber Partnership property, subject to the provisions of Article VI, 7;

   (f) To repay in whole or in part, refinance, increase, modify, or extend any obligation affecting Partnership property;

   (g) To employ from time to time, at the expense of the Partnership, persons, including the General Partner or its affiliates, required for the operation of the Partnership's business, including employees, agents, independent contractors, brokers, accountants, attorneys, and others; to enter into agreements and contracts with such persons on such terms and for such compensation as the General Partner determines to be reasonable; and to give receipts, releases, and discharges with respect to all of the foregoing and any matters incident thereto as the General Partner may deem advisable or appropriate; provided, however, that any such agreement or contract between the Partnership and the General Partner, or between the Partnership and an affiliate of the General Partner shall contain a provision that such agreement or contract may be terminated by the Partnership without penalty on sixty (60) days written notice and without advance notice if the General Partner or affiliate who is a party to such contract or agreement resigns or is removed pursuant to the terms of this Agreement. Whenever possible, contracts between the Partnership and others shall contain a provision recognizing that the Limited Partners shall have no personal liability for performance or observance of the contract;

   (h) To maintain, at the expense of the Partnership, adequate records and accounts of all operations and expenditures and furnish the Limited Partners with annual statements of account as of the end of each calendar year, together with all necessary tax-reporting information;

(i) To purchase, at the expense of the Partnership, liability and other insurance to protect the property of the Partnership and its business;

(j) To refinance, recast, modify, consolidate, or extend any Mortgage Loan or other investment owned by the Partnership;

(k) To pay all expenses incurred in connection with the operation of the Partnership;

(l) To file tax returns on behalf of the Partnership and to make any and all elections available under the Code, as amended;

(m) Without the consent of the Limited Partners, to modify, delete, add to or correct from time to time any provision of this Agreement for one or more of the following reasons:

i. To cure any ambiguity or formal defect or omission herein, including substantial items and or spelling and or grammatical changes;

ii. To grant to Limited Partners any additional rights, remedies, powers or authorities that may be lawfully granted or conferred upon them;

iii. To conform this Agreement to applicable laws and regulations, including without limitation, federal and state securities and tax laws and regulations, and guidelines of the North American Association of Securities Administrators; and

iv. To make any other change in this Agreement which is not to the prejudice of the Limited Partners.

v. To change suitability and subscription provisions of this agreement.

vi. The General Partner shall give prompt written notice to all Limited Partners of each change to this Agreement made pursuant to subsection (m).

2. **Limitations on General Partner's Authority:** The General Partner has no authority to:

(a) Do any act in contravention of this Agreement?

(b) Do any act which would make it impossible to carry on the ordinary business of the Partnership;

(c) Confess a judgment against the Partnership;

(d) Possess Partnership property or assign the rights of the Partnership in property for other than a Partnership purpose;

(e) Admit a person as a General Partner without the prior affirmative vote or consent of a Majority-In-Interest, or such higher vote as may be required by applicable law;

(f) Sell, pledge, refinance or exchange all or substantially all of the assets, meaning more than 50% of the Partnership, without the prior affirmative vote or consent of a Majority-In-Interest, except as set forth in Article VI 7 or Article XIII;

(g) Amend this Agreement without the prior affirmative vote or consent of a Majority-In-Interest, except as permitted by Article IV.1. (M) or (n);

(h) Dissolve the Partnership without the prior affirmative vote or consent of a Majority-In-Interest;

(i) Grant to the General Partner or any of its affiliates an exclusive right to sell any Partnership assets, except in the case of Article XIII;

(j) Receive or permit the General Partner or any affiliate of the General Partner to receive any insurance brokerage fee or write any insurance policy covering the Partnership or any Partnership property;

(k) Receive from the Partnership a rebate or participate in any reciprocal business arrangement which would enable the General Partner or any of its affiliates to do so;

(l) Commingle the Partnership's assets with those of any other person, except for the purpose of joint venturing property development as set forth in Article IV, 1, (c)

(m) Use or permit another to use the Partnership's assets in any manner, except for the exclusive benefit of the Partnership; or

(n) Pay or award, directly or indirectly, from Partnership funds, any commissions or other compensation to any person engaged by a potential investor for investment advice as an inducement to such advisor to advise the purchase of Units; provided, however, that this clause shall not prohibit the payment by the General Partner from his own funds, normal sales commissions payable to a registered broker-dealer or other properly licensed person for selling Units .

3. **Right to Purchase Receivables, Loans and Property:** The General Partner, in its sole discretion, may at any time, but is not obligated to:

(a) Purchase from the Partnership the interest receivable or principal on delinquent Mortgage Loans held by the Partnership;

(b) Purchase from a senior lienholder the interest receivable or principal on mortgage loans senior to Mortgage Loans held by the Partnership;

(c) Use its own monies or loan the Partnership money to cover any other costs associated with Mortgage Loans held by the Partnership such as property taxes, insurance and legal expenses;

(d) Purchase from the Partnership real estate acquired by the Partnership through foreclosure.

(e) Purchase from the Partnership assets that do not meet the general Investment and Operating Policies of the Partnership, as set forth in Article VI.

(f) The consideration paid pursuant to the above, must be equal to or greater than the fair market value of the asset being acquired. Such consideration can be for cash or by a promissory note on terms equivalent to what the asset might be disposed of to a third party if one were available.

4. **Extent of General Partner's Obligation:** The General Partner shall devote such of its time to the business of the Partnership as it determines, in good faith, to be reasonably necessary to conduct its business. The General Partner shall not be bound to devote all of its business time to the affairs of the Partnership, and the General Partner and its Affiliates may engage for their own account and for the account of others in any other business ventures and employments, including ventures and employments having a business similar or identical or competitive with the business of the Partnership. As a fiduciary of the Partnership, the

General Partner agrees that the assets of the Partnership will not be commingled with the assets of the General Partner or any other person and will be used or expended solely for the use of the Partnership. The Partnership shall not permit a Limited Partner to contract away the fiduciary duty owed to such Limited Partner by the General Partner under common law. If at any time the General Partner or its affiliates owns any units as a Limited Partner, its right to vote such units will be waived and not considered outstanding in any vote for removal of the General Partner.

5. Indemnification of General Partner:

(a) Neither the General Partner nor any of its Affiliates, agents or attorneys (hereinafter, an "Indemnified Party") shall be liable, responsible or accountable in damages or otherwise to any other Partner, the Partnership, its receiver or trustee (The Partnership, its receiver or trustee are hereinafter referred to as "Indemnitors") for, and the Indemnitors agree to indemnify, pay, protect and hold harmless each Indemnified Party (on the demand of such Indemnified Party) from and against any and all liabilities, obligations, losses, damages, actions, judgments, suits, proceedings, reasonable costs, reasonable expenses and disbursements (including, without limitation, all reasonable costs and expenses of defense, appeal and settlement of any and all suits, actions or proceedings instituted against such Indemnified Party or the Partnership and all reasonable costs of investigation in connection therewith) (collectively referred to as "Liabilities" for the remainder of this Section) which may be imposed on, incurred by, or asserted against such Indemnified Party or the Partnership in any way relating to or arising out of any action or inaction on the part of the Partnership or on the part of such Indemnified Party in connection with services to or on behalf of the Partnership (and with respect to an Indemnified Party which is an Affiliate of the General Partner for an act which the General Partner would be entitled to indemnification if such act were performed by it) which such Indemnified Party in good faith determined was in the best interest of the Partnership.

Notwithstanding the foregoing, each Indemnified Party shall be liable, responsible and accountable, and neither the Partnership nor Indemnitor shall be liable to an Indemnified Party, for any portion of such Liabilities which resulted from such Indemnified Party's (i) own fraud, gross negligence or misconduct or knowing violation of law, (ii) breach of fiduciary duty to the Partnership or any Partner or (iii) breach of this Agreement, regardless of whether or not any such act was first determined by the Indemnified Party, in good faith, to be in the best interests of the Partnership. If any action suit or proceeding shall be pending against the Partnership or any Indemnified Party relating to or arising out of any such action or inaction, such Indemnified Party shall have the right to employ, at the reasonable expense of the Partnership (subject to the provisions of Subsection 5(b), below), separate counsel of such indemnified Party's choice in such action, suit or proceeding. The satisfaction of the obligations of the Partnership under this Section shall be from and limited to the assets of the Partnership and no Limited Partner shall have any personal liability on account thereof.

b. Cash advances from Partnership funds to an Indemnified Party for legal expenses and other costs incurred as a result of any legal action initiated against an Indemnified Party by a Limited Partner are prohibited. Cash advances from Partnership funds to an Indemnified Party for reasonable legal expenses and other costs incurred as a result of any legal action or proceeding are permissible if (i) such suit, action or proceeding relates to or arises out of any action or inaction on the part of the Indemnified Party in the performance of its duties or provision of its services on behalf of the Partnership; (ii) such suit, action or proceeding is initiated by a third party who is not a Limited Partner; and (iii) the Indemnified Party undertakes by written agreement to repay any funds advanced pursuant to this

Section in the cases in which such Indemnified Party would not be entitled to indemnification under Subsection 5(a) above. If advances are permissible under this Section, the Indemnified Party shall have the right to bill the Partnership for, or otherwise request the Partnership to pay, at any time and from time to time after such Indemnified Party shall become obligated to make payments therefore, any and all amounts for which such Indemnified Party believes in good faith that such Indemnified Party is entitled to indemnification under Subsection 5(a) above. The Partnership shall pay any and all such bills and honor any and all such requests for payment within 60 days after such bill or request is received. In the event that a final determination is made that the Partnership is not so obligated for any amount paid by it to a particular Indemnified Party, such Indemnified Party will refund such amount within 60 days of such final determination, and in the event that a final determination is made that the Partnership is so obligated for any amount not paid by the Partnership to a particular Indemnified Party, the Partnership will pay such amount to such Indemnified Party within 60 days of such final determination.

c. Notwithstanding anything to the contrary contained in Subsection 5(a) above, neither the General Partner nor any of its Affiliates, agents or attorneys, nor any person acting as a broker-dealer with respect to the Units shall be indemnified from any liability, loss or damage incurred by them arising due to an alleged violation of federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular Indemnified Party, or (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular Indemnified Party, or (iii) a court of competent jurisdiction approves a settlement of the claims against the particular Indemnified Party and finds that indemnification of the settlement and related costs should be made. Prior to seeking a court approval for indemnification, the General Partner shall undertake to cause the party seeking indemnification to apprise the court of the position of the Securities and Exchange Commission and the Nevada Secretary of State with respect to indemnification for securities violations.

d. The Partnership shall not incur the cost of the portion of any insurance which insures any party against any liability as to which such party is prohibited from being indemnified as set forth above.

e. For purposes of this Section 5, an Affiliate, agent or attorney of the General Partner shall be indemnified by the Partnership only in circumstances where such person has performed an act on behalf of the Partnership or the General Partner within the scope of the authority of the General Partner and for which the General Partner would have been entitled to indemnification had such act been performed by it.

V. RIGHTS OF LIMITED PARTERS

1) No Limited Partner, as such, shall take part in the management of the business of, or transact any business for the Partnership, nor have the power to sign for or bind the Partnership to any agreement or document. Notwithstanding the foregoing, Limited Partners holding at least a Majority-In-Interest may, without the concurrence of the General Partner, vote or consent in writing (and such vote or consent will be required) to:

a) Amend this Agreement,
b) Dissolve and Wind up the Partnership,
c) Remove the General Partner and elect one or more new General Partners (see Article XII.2.), or
d) Approve or disapprove the sale, pledge, refinancing, or exchange of all or substantially all, meaning more than 50%, of the assets of the Partnership, except as set forth in Article IV 1, e and VI, 7 or XIII.

2) The Limited Partners and their designated representatives shall have access to all books and records of the Partnership during normal business hours. A list of the names and addresses of all Limited Partners is maintained as a part of the records of the Partnership and shall be made available on request to any Limited Partner or his representative at his cost for a stated purpose not contrary to the best interests of the Partnership.

VI. INVESTMENT AND OPERATING POLICIES

1) The Partnership may make or purchase Mortgage Loans of such duration and on such real property and with such additional security as the General Partner in its sole discretion shall determine. Such Mortgage Loans may be senior to other mortgage loans on such property, or junior to other mortgage loans on such property, all in the sole discretion of the General Partner.

2) Partnership loans will generally be selected for investment pursuant to a set of guidelines set forth below, which guidelines are designed to set standards for the quality of the real property security given for the loans.

TYPE OF PROPERTY	MAXIMUM GENERAL LOAN-TO-VALUE RATIOS
Consumer Residential Owner Occupied (purchase or refinance loan)	70% - 75% depending on location or market ("DOLM")
Consumer Residential Non-Owner Occupied	65%
Construction Loans for Spec Houses	60%-80% DOLM
Commercial Property (Including multi-unit residential property, office buildings, industrial and warehouse facilities, retail stores and small shopping centers)	75%
Consumer Developed Land	50%
Consumer Undeveloped Land (depending on location and marketability)	25% - 40% DOLM
Developer Subdivision Lands	
Developed Lots	60%-80% DOLM
Paper Lots (Lots Approved but Not Improved)	40%-60% DOLM

The word "consumer" is used to describe a borrower who is not a professional real estate developer or professional commercial property owner. The General Partner shall have the authority on a limited basis to exceed the above guidelines if he believes the credit of the borrower warrants a higher loan to value ratio.

3) **Geographic Area of Lending Activity:** The Partnership will generally limit lending to deeds of trust on properties located in Nevada and California although the Partnership may make or buy loans secured by real property located elsewhere in the U.S., if the General Partner believes it to be in the best interests of the Partnership.

4) **Loan-to-Value Ratios:** The amount of the Partnership's loan combined with the outstanding debt secured by any senior deed of trust on the security property generally will not exceed the percentages stated above, based on the appraised value of the security property as determined by independent written appraisal at the time the loan is made. In the case of loans being used for the construction of improvements or obtaining of entitlements that would add value to the property, the value can be "as completed". The General Partner shall take whatever steps he deems prudent to make sure that funds disbursed for a construction or land development loan are disbursed to insure, to the entent reasonably possible, that the improvements are completed when all funds are disbursed. This may be done by disbursing funds through a builder's control, by a third party, or by an in-house control supervised by the General Partner or his affiliate. This loan-to-value ratio may be increased if, in the sole discretion of the General Partner, a given loan is supported by credit or property adequate to justify a higher loan-to-value ratio or if mortgage insurance is obtained; however, the General Partner does not anticipate obtaining or requiring the borrowers to maintain mortgage insurance. Finally, the foregoing

loan-to-value ratio will not apply to purchase-money financing offered by the Partnership to sell any real estate owned (acquired through foreclosure) or to refinance an existing loan that is in default at the time of maturity. In such cases, including instances where the buyer is the General Partner or an affiliate, the General Partner shall be free to accept any reasonable financing terms that it deems to be in the best interests of the Partnership, at its sole discretion.

The Partnership will generally, subject to some exceptions, receive an independent appraisal for each security property on which it will make a mortgage loan. Generally, appraisers retained by the Partnership shall be licensed or qualified as independent fee appraisers and , shall be licensed as an appraiser by the Nevada Real Estate Division, or the state in which the property is located, or shall possess other qualifications acceptable to the General Partner, including appraisals by independent real estate brokers. The General Partner will review each appraisal report. The General Partner shall have the right to waive an appraisal, if the loan-to-value of the proposed transaction is 10% less than the limitations as set forth above based on a "value" supported by a prior sale, and or the tax assessor's estimate of market value. In these instances, the General Partner, or its agent, will conduct a drive-by for each property on which an appraisal is not made. The General Partner may use an appraisal up to five years old, if the value is further supported by a drive-by inspection of the premises. If there is a bona fide third party sale, in which cash or other consideration was put down for the sale of exchange with a real value of at least 20% of the purchase price, the General Partner may in his sole discretion use that value as an appraised value without a formal appraisal being done. Such appraisals or their substitutions as set forth above will be retained at the office of the Partnership and will be available for review by any Limited Partner for a period of at least five years after the last day that the Partnership holds a mortgage secured by the subject property.

5. **Term and Types of Loans:** Some Partnership loans may be interest only, partially amortized, or fully amortized. The term will vary generally between one (1) and five (5) years. At least 50 % by dollar value of all loan originated after September 1, 2002 will have a term less than 37 months, and the balance of all loans originated after that date will have a term not to exceed 61 months.

6. **Escrow Conditions:** Partnership loans being originated will be funded through an escrow account handled by a qualified escrow company or by an in-house escrow, managed by the General Partner or an affiliate. Loans may be acquired from or sold to the General Partner or affiliates without the formality of an third party escrow. The escrow agent will generally be instructed not to disburse any of the Partnership's funds out of the escrow for purposes of funding the loan until:

   a) Satisfactory title insurance coverage has been obtained for all loans, with the title insurance policy naming the Partnership as the insured and providing title insurance in an amount equal to the principal amount of the loan. Title insurance insures only the validity and priority of the Partnership's deed of trust, and does not insure the Partnership against loss by reason of other causes, such as diminution in the value of the security property, over-appraisals, borrower's defaults, etc. If the Partnership accepts loans as part of a capital contribution, providing that the contributor holds a valid lenders title insurance policy, the general partner shall not be required to obtain a 104.1 assignment endorsement to this policy if he so elects. If he does wish to obtain such a policy it shall be an expense of the Partnership. The contributing partner must guarantee that he is legally entitled to assign the interest, and that the interest is as represented.

   b) Satisfactory fire and casualty insurance has been obtained for all loans, on which there are substantial improvements, which insurance shall name the Partnership as loan payee in an amount equal to the principal amount of the Partnership's loan.

   c) The General Partner does not intend to arrange for mortgage insurance, which would afford some protection against loss if the Partnership foreclosed on a loan and there were insufficient equity in the security property to repay all sums owed.

   d) All loan documents (notes, deeds of trust, etc.) and insurance policies will name the Partnership as payee and beneficiary. Loans will not be written in the name of the General Partner or any other nominee, unless they are simultaneously assigned to the Partnership.

7. **Indebtedness of Partnership:** The Partnership may incur indebtedness for the purpose of funding loans, pending the payoff of loans in the portfolio, preventing default under prior loans or to discharge them entirely if this becomes necessary to protect the Partnership's Mortgage Loans, to assist in the development or operation of any real property on which the Partnership has theretofore made or purchased a Mortgage Loan and has subsequently taken over the operation thereof as a result of default or to protect such Mortgage Loan, and to buy or originate all inclusive note and trust deeds. However the indebtedness shall never exceed 50% of the total capital of the Partnership as of the end of the month prior to such borrowing.

8. **Diversity of Borrowers:** The Partnership will limit any single Mortgage Loan and will limit its Mortgage Loans to any one borrower to not more than 10% of the total Partnership assets once the Partnership has at least $1,500,000 in capital.

9. **Purchases from General Partner:** Loans may be purchased from the General Partner or its affiliates only if any such loan is not in default and otherwise satisfies all requirements of this Article VI.

10. **Cash Reserve:** The Partnership will maintain a cash contingency reserve in a segregated bank or money market account in an aggregate amount of at least one half of one percent (.5%) of the aggregate Capital Accounts of the Partners. The General Partner in is sole discretion may increase the amount of this cash reserve as it sees fit.

VII. ACCOUNTING RECORDS, REPORTS AND MEETINGS

1. **Books of Accounts and Records:** The Partnership's books and records are maintained in accordance with Code Section 703(a) at the principal office of the Partnership, and each Partner has access thereto at all reasonable times as provided in Article V.2. The books and records shall be kept in accordance with sound accounting practices and principles applied in a consistent manner by the Partnership and shall reflect all transactions and be appropriate and adequate for the business of the Partnership. The Partnership shall file all required documents with the applicable regulatory agencies.

2. **Cash and Cash Equivalents:** Partnership, cash equivalents and marketable securities are deposited and/or invested in the name of the Partnership in one or more Capital institutions designated by the General Partner and shall be withdrawn only on the signature of the General Partner or any person or persons authorized by it.

3. **Meetings of Limited Partners:** Special meetings of the Limited Partners to vote upon any matters as to which the Limited Partners are authorized to take action under this Agreement may be called at any time by the General Partner or a Limited Partner or Limited Partners holding more than ten percent (10%) of the outstanding units by delivering written notice, either in person, or by registered mail, of such call to the General Partner. As soon as possible, but in all cases, within ten (10) days following receipt of such request, and at any time a meeting is called by the General Partner, the General Partner shall cause a written notice, either in person or by registered mail, to be given to the Limited Partners entitled to vote at such meeting, that a meeting will be held at a time and place fixed by the General Partner, convenient to the Limited Partners, which is not less than fifteen (15) days nor more than sixty (60) days after the sending of the notice of the meeting. Included with the notice of the meeting shall be a detailed statement of the action proposed, including a verbatim statement of the wording of any resolution proposed for adoption by the Limited Partners and of any proposed amendment to this Agreement. There shall be deemed to be a quorum at any meeting of the Partnership at which a Majority-In-Interest attends such meeting in person or by a valid proxy. The General Partner shall be entitled to notice of and to attend all meetings of the Limited Partners, regardless of whether called by the General Partner. Any action that may be taken at any meeting of the Limited Partners may be taken without a meeting if consent in writing, setting forth the action so taken, shall be signed by Limited Partners holding a Majority-in-Interest.

4. **Reports:** Within sixty (60) days after the end of each fiscal year of the Partnership, the General Partner will deliver to each Limited Partner such information as is necessary for the preparation by each Limited Partner of his federal income tax return. Within one hundred twenty (120) days after the end of the Partnership's calendar year, the General Partner will transmit to each Limited Partner an annual report which will include Capital statements of the Partnership audited by the Partnership's independent public accountants and prepared on an accrual basis in accordance with generally accepted accounting principles. Such Capital statements will include the Partnership's statements of income, balance sheets, and statements of cash flows and statements of Partners' capital with reconciliation with respect to information furnished to Limited Partners for income tax purposes. The annual report for each year will report on the Partnership's activities for that year, identify the source of Partnership distributions, set forth the compensation paid to the General Partner and its affiliates and provide a statement of the services performed in consideration therefor and contain such other information as is deemed reasonably necessary by the General Partner to advise the Limited Partners of the affairs of the Partnership.

   The Partnership will have available upon written request for review by Limited Partners a copy of the information filed with the Securities and Exchange Commission on Form 10-K within ninety (90) days of the closing of the fiscal year end, and if the Partnership becomes a registered Partnership a Form 10-Q within forty-five (45) days of the closing of each other quarterly fiscal period, by dissemination of such Form 10-K and Form 10-Q or any other report containing substantially the same information as required by Form 10-K and Form 10-Q.

VIII. ALLOCATIONS AND DISTRIBUTIONS

1. **Allocations of Profits and Losses**: Profits for any fiscal year shall be allocated first to the Limited Partners, in an amount to pay to the Limited Partners a cumulative Preferred Return on their Limited Partnership capital (not including any excess profit accumulation) at a rate that shall be set by the General Partner as of December 1 of each year and will be effective for the next calendar year. That rate for the Calendar year 2000 shall be 11.4%. This rate shall be at a minimum of 2 percent over the present yield of 5 year U. S. Treasuries as of December 1 of each year and shall be determined by the General partner to take into account the average coupon rate of loans presently in the portfolio, and rates at which the General Partner projects he can originate loans in the market at that time. If profits are not sufficient so that the cumulative Preferred Return cannot be allocated to the limited partners, the unmet Preferred Return shall carryover to the next accounting period.

   a. Then, to the extent that profits are available, the General Partner shall be entitled to take a return on his capital account equivalent to the Preferred Return to the Limited Partners, which return, if not allocated, shall not be carried forward.

   b. After the cumulative Preferred Return has been fully allocated to Limited Partners, and the a non cumulative Preferred Return has been paid to the General partner then the General Partner shall be entitled to take a subordinated Management Fee of up to 3 % of the loan portfolio at the end of the year, and then any remaining profits, to be designated "Excess Profits" shall be allocated as a separate capital subaccount to all the Partners in accordance with their percentage of total capital as of the end of the year. A partner who may have withdrawn his total capital prior to the end of any calendar year shall not be entitled to any allocation of Excess Profits. Excess Profits cannot be distributed to any limited partner until dissolution of the Partnership. Any accumulated Excess Profits earned of parties who withdraw from the Partnership after January 1, 2001, but prior to dissolution shall be transferred to the General Partner.

   c. Net Losses, if any shall be allocated to the partners in proportion to their capital account balances at the beginning of the month. If there are profits to be allocated after net losses may have previously been allocated, then, profits will first be allocated in the same proportion of losses that may have been previously allocated until all such losses shall have been recouped. After losses have been recouped, then profits shall be allocated as first above stated.

d. Net profits and losses shall be allocated monthly, but may be adjusted at the completion of a calendar year to reflect year-end adjustments, proportionately with capital accounts of those partners as of the end of the year.

e. If a partner's capital account changes in the middle of a month, allocations shall be adjusted to reflect a per diem allocation based on a 30-day month.

2. **Distributions of Cash Available for Distribution:** Distributions of cash available for distribution to the Limited Partners, up to the amount Preferred Return as set forth above shall be distributed in cash to those Limited Partners who have on file with the Partnership their written election to receive such distributions up to the Preferred Return. These distributions shall enjoy a priority over requested withdrawals pursuant to Article XI. A pro rata share of the total Net Income. Available for Distribution to Limited Partners shall be distributed monthly in cash to each Limited Partner who has on file with the Partnership his written election to receive such distributions, in proportion to the weighted average Capital Account of each Limited Partner during the preceding calendar month. All sums of Net Income Available for Distribution not so distributed to the Limited Partners shall be credited proportionately to the Capital Accounts of the remaining Limited Partners and reinvested in Units in accordance with Article III.3, up to the amount necessary to meet cumulative Preferred Returns Cash not needed to meet Preferred return requirements shall than be used to pay the Partnership Management Fee for the current year. The General Partner's proportionate share of Net Income Available for Distribution shall be distributed to the General Partner or credited to its Capital Accounts. Excess Profits shall not be distributed to any limited partner, until such time as when the Partner may withdraw or the Partnership shall be dissolved. The General Partner shall be allowed to withdrawal cash from his capital account at any time providing his total capital meets the requirements of Article III, 1, and providing that his doing so will not adversely affect the liquidity of the Partnership. Irrespective of this, the General Partner's capital shall never be reduced below $50,000 until such time as all Limited Partners capital has been returned.

a. Net Proceeds, if any, may be reinvested in new loans, may be used to improve or maintain properties acquired by the Partnership through foreclosure, may be used to pay operating expenses or may be distributed to the Partners, pro-rata to the partner's share of total capital, in each event in the sole discretion of the General Partner.

IX. TRANSACTIONS BETWEEN THE PARTNERSHIP AND THE GENERAL PARTNER

1. Compensation to General Partner from the Partnership. The General Partner is entitled to receive the following fees, compensation and expense reimbursements from the Partnership:

a. **Subordinated Management Fee:** After the cumulative Preferred Return has been paid to the Limited Partners and the General Partner, the General Partner shall be entitled to receive a management fee of up to 3% per annum of the average unpaid balance of the of the Partnership's Mortgage Loans at the end of each month in the calendar year. Although the management fee is paid monthly, the maximum payment is calculated on an annual basis; thus, the management fee in any one month could exceed 3% / 12 of the unpaid balance of the Partnership's Mortgage Loans at the end of such month, provided that the maximum annual management fee shall not exceed 3% of the average unpaid balance of the Partnership's Mortgage Loans at the end of each month in the calendar year. In the event the management fee paid to the General Partner in a calendar year exceeds such 3%, the General Partner shall promptly refund such excess to the Partnership. These fees are not cumulative, on an annual basis, i.e. if they are not paid in one year, they do not carry forward to future years. If cumulative Preferred Returns could not be paid in one year, the General Partner shall not be required to return prior years management fees.

b. **Partnership Expenses:** All of the Partnership's expenses shall be billed directly, to the extent practicable, to and paid by the Partnership. Reimbursement to the General Partner, or its affiliate, for any expenses advanced by the General Partner including, but not limited to, legal and accounting expenses, printing costs, goods, services and materials used by or for the Partnership and filing fees will be made from cash available for distribution immediately following the expenditure. Except as indicated in this Article IX.1(c), the General Partner or any affiliate shall not be reimbursed by the Partnership for any indirect expenses incurred in performing services for the Partnership, such as officers' salaries, rent, utilities and other overhead items. The Partnership, however, may reimburse the General Partner and any affiliate for salaries (and related salary expenses, but excluding expenses incurred in connection with the administration of the Partnership) for non-management and non-supervisory services which could be performed, directly for the Partnership by independent parties, such as legal, accounting, transfer agent, data processing and duplicating. There shall be no reimbursement for management and supervisory personnel (e.g., services of employees of the General Partner or its affiliates who oversee the work which would have been performed by an independent party if such party had been so engaged). The amounts charged to the Partnership shall not exceed the lesser of (a) the actual cost of such services, or (b) the amounts which the Partnership would be required to pay to independent parties for comparable services. Reimbursement may also be made for the allocable cost charged by independent parties for maintenance and repair of data processing and other special purpose equipment used for or by the Partnership. The reimbursement for expenses provided for in this Article IX.1(c) shall be made to the General Partner regardless of whether any distributions are made to the Limited Partners under the provisions of Article VIII.2.

c. **Loan Servicing Fee:** The General Partner or an affiliate may act as servicing agent on behalf of the Partnership with respect to all Partnership loans, in consideration for which it shall be entitled to receive from the Partnership a monthly fee of up to 1% per annum of the unpaid balance of the Partnership's Mortgage Loans at the beginning of each month. This fee is paid before any allocations of profits are made to any partner. These fees are actually paid as interest is actually received by the Partnership.

2. Other Distributions to General Partner that are Not Fees:

   a. **Return on Capital**: After the limited partner's Preferred Return is allocated, the General partner shall be entitled to a return on his capital account for the month equal to the same Preferred Return rate as the Limited Partners have earned.

   b. **Return of Capital:** The General Partner shall be entitled to take his capital out of the Partnership down to the limits set forth in Article III, providing there are then no unmet requests for withdrawals from Limited Partners, that are payable in a given quarter, and that doing so would not jeopardize the liquidity needs of the Partnership. If the Partnership is being dissolved, distributions to the General Partner shall be as limited in Article 13, 1, (c).

   c. **Excess Profits:** If any, shall be paid to the General Partner, in accordance with Article VIII, 1 with the same priority as Limited Partners are entitled thereto in proportion to their capital accounts at the end of a calendar year:

3. Payments to General Partner by Borrowers, and not paid by the Partnership

   a. **Investment Evaluation Fee:** The General Partner or one or more affiliates of the General Partner may receive investment evaluation or broker fees (also known as mortgage placement fees or "points") payable by borrowers for services rendered in connection with the evaluation of potential investments of the Partnership. Sometimes these fees are characterized as processing Fees, inspection fees, underwriting fees, broker fees etc.

   b. **Late Payment Charges:** The General Partner or an affiliate shall receive ½ of all Late Payment Charges paid by borrowers on delinquent loans held by the Partnership

c. **Prepayment Fees:** The General Partner or an affiliate shall receive ½ of all prepayment fees paid by borrowers.

d. **Builder's Control Fees:** The Partnership may charge a builder's control on Partnership loan disbursements, in which case the General Partner or an affiliate will earn a builder's control fee paid for by the borrower.

4. The General Partner may buy any Limited Partner's interest, if the General Partner determines it to be in the best interests of the Partnership, the Limited Partner or the General Partner by paying cash to the Limited Partner the amount in his capital account, including per diem accruals of unmet cumulative Preferred Returns to date, and any accrued Excess Profits. The Limited Partners agree to accept such amount and execute an assignment of their interests if such a purchase is tendered. The General Partner and a limited partner may also agree to buy and sell any interest on any other basis.

X. ASSIGNMENT OF INTEREST: SUBSTITUTED LIMITED PARTERS

1. **General Partner:** The interest of a General Partner shall not be assignable in whole or in part, except when a substitution is made by vote of the Limited Partners or as provided in Article XII.2. Nothing herein shall prohibit the General Partner from merging with a corporation owned or substantially owned by the same person who owns the existing General Partner.

2. **Partnership Interests:** A Limited Partner's interests in the Partnership may be transferred by written instrument satisfactory in form to the General Partner, accompanied by such assurance of the genuineness and effectiveness of each signature and the obtaining of any necessary governmental or other approvals as may be reasonably required by the General Partner, provided, however, that:

   a. No transfer may be made of a fractional unit and no transfer may be made if, as a result of such transfer, a Limited Partner (other than one transferring all of his units) will own fewer than two thousand (2,000) units except where such transfer occurs by operation of law;

   b. No transfer may be made if, in the opinion of tax counsel for the Partnership, it would jeopardize the status of the Partnership as a Partnership for Federal or any applicable state income tax purposes; and

   c. The transferor will pay in advance all legal, recording and accounting costs in connection with any transfer, and the cost of any tax advice necessary under Subsection 2(b) above.

   d. Assignments complying with the above shall be recognized by the Partnership not later than the last day of the calendar month in which the written notice of assignment is received by the Partnership.

   e. No assignee of a Limited Partner shall have the right to become a Limited Partner unless the General Partner has consented in writing to the substitution of such Limited Partner, the granting or denial of which shall be within the absolute discretion of the General Partner.

XI. DEATH, LEGAL INCOMPETENCE, OR WITHDRAWAL OF A LIMITED PARTNER

1. **Effect of Death or Legal Incompetence of a Limited Partner on the Partnership:** The death or legal incompetence of a Limited Partner shall not cause dissolution of the Partnership or entitle the Limited Partner or his estate to a return of capital, other than as set forth below.

2. **Rights of Personal Representative:** On the death or legal incompetence of a Limited Partner, his personal representative shall have all the rights of a Limited Partner for the purpose of settling his estate or managing his property, including the rights of assignment and withdrawal.

3. **Withdrawal of Limited Partners:** To withdraw or partially withdraw from the Partnership, a Limited Partner must give written notice thereof to the General Partner and may thereafter obtain the return, in cash, of his Capital Account or the portion thereof as to which he requests withdrawal, within 60 to 90 days after written notice of withdrawal is delivered to the General Partner, subject to the following limitations:

    a. Except with regard to the right of the personal representative of a deceased Limited Partner under Section 2 of this Article XI, no notice of withdrawal shall be honored and no withdrawal made until the expiration of at least one year from the date of a purchase of Units by any Limited Partner on or after the date of effectiveness of this Agreement, other than by way of automatic reinvestment of Partnership distributions.

    b. Any such cash payments in return of an outstanding Capital Account shall be made by the Partnership only from Net Proceeds. There shall be a limit on Limited Partners withdrawals equal to 25% of their capital account per quarter up to a maximum of $80,000 from Net Proceeds during any calendar quarter. If a request is for more than these limits, it shall be paid to the extent money is available and the remaining request shall be honored in the next calendar quarter, to the extent that funds are available.

    c. The Limited Partners shall have the right to receive such distributions of cash from their Capital Accounts only to the extent such funds are available from Net Proceeds; the General Partner shall not be required to establish a reserve fund for the purpose of funding such payments; the General Partner shall not be required to sell or otherwise liquidate any portion of the Partnership's loan portfolio in order to make a cash distribution of any Capital Account;

    d. Following receipt of written notice of withdrawal from a Limited Partner, the General Partner shall not refinance any loans of the Partnership or reinvest any Net Proceeds in new loans or other non-liquid investment unless and until the Partnership has sufficient funds available to distribute to the withdrawing Limited Partner the amount of his Capital Account that he is withdrawing, up to the limits established herein, unless the General Partner has issued commitments to fund or purchase loans, which must be honored as a contractual obligation of the Partnership;

    e. The amount to be distributed to any withdrawing Limited Partner shall be a sum equal to the amount of such Limited Partner's Capital Account as of the date of such distribution, as to which the Limited Partner has given a notice of withdrawal under this subsection 3, notwithstanding that such sum may be greater or lesser than such Limited Partner's proportionate share of the current fair market value of the Partnership's net assets;

    f. In no event shall the General Partner be required to permit the withdrawal during any calendar year of total amounts from the Capital Accounts of Limited Partners that exceeds fifty percent (50%) of the aggregate Capital Accounts of all outstanding Limited Partners' Units, except upon the vote of the Limited Partners to dissolve the Partnership pursuant to Article V above;

    g. Requests by Limited Partners for withdrawal will be honored to the extent permitted in the order in which the General Partner receives the request, except that a request for a withdrawal from a deceased limited partner's survivor, in the case of joint account of a joint tenancy account, or the personal representative of a deceased sole investor, shall have priority. If any request may not be honored, due to any limitations imposed by this subsection 3 [except the one year holding limitation set forth in subsection 3(a)], the General Partner will so notify the requesting Limited Partner in writing, whose request, if not withdrawn by the Limited Partner, will subsequently be honored if and when the limitation no longer is imposed; and

    h. If a Limited Partner's Capital Account would have a balance of less than $10,000 following a requested withdrawal, the General Partner, at its discretion, may distribute to such Limited Partner the entire balance in such account. The General Partner may, if he so elects, distribute a withdrawal, sooner rather than waiting the 60 day minimum period.

XII. BANKRUPTCY, WITHDRAWAL, REMOVAL OR DISSOLUTION OF THE GENERAL PARTNER

1. **Removal of the General Partner:** A Majority-In-Interest by vote or written consent given in accordance with Article VII.3 of this Agreement may remove the General Partner. Written notice of such removal setting forth the effective date thereof shall be served upon the General Partner and, as of the effective date, shall terminate all of its rights and powers as a General Partner.

2. **Dissolution or Continuance of Partnership:** The filing of a certificate of dissolution, withdrawal, removal or adjudication of bankruptcy of the General Partner (any of which events is referred to hereafter as the "Terminating Event," and the General Partner affected as the "Terminated General Partner") shall immediately destroy the agency relationship between the Partnership and the Terminated General Partner. No other events affecting the General Partner shall constitute or be a "Terminating Event." A Terminating Event shall dissolve the Partnership and cause it to be wound up pursuant to subsection (b) below, unless the Partnership is continued by a new general partner elected in place of the Terminated General Partner by a Majority-In-Interest, as set forth in (a) below.

    a. Following a Terminating Event, if a Majority-In-Interest of the Limited Partners promptly by written consent agrees to continue the business of the Partnership and within three (3) months of such Terminating Event admit one or more General Partners, then the Partnership shall continue without dissolution and winding up.

    b. If a Majority-In-Interest do not agree by written consent to continue the business of the Partnership or do not act to admit one or more new General Partners within three (3) months of the Terminating Event, the Partnership is dissolved and its affairs shall be wound up in accordance with Article 8 of the Nevada Revised Limited Partnership Act, NRS 88.550-88.565, and Article XIII of this Agreement.

3. **Rights of Terminated General Partner:** Upon the occurrence of a Terminating Event, the Partnership shall pay to the Terminated General Partner all amounts then accrued and owing to the Terminated General Partner. The Partnership shall also terminate the Terminated General Partner's interest in Partnership profits, gains, losses, net proceeds, distributions and capital by payment of an amount equal to the then present fair market value of the Terminated General Partner's interest determined by agreement of the Terminated General Partner and the Partnership or if they cannot agree, by arbitration in accordance with the then current rules of the American Arbitration Association. The expense of arbitration is to be borne equally by the Terminated General Partner and the Partnership. The method of payment to the Terminated General Partner shall not threaten the solvency or liquidity of the Partnership. In the event that the terminated General Partner does not receive his full capital account, at the time he ceases to be the General Partner, that capital account shall become a limited partner account, with the same rights and privileges as any other Limited Partner.

XIII. DISSOLUTION AND WINDING UP

1. Upon the vote or written consent of a Majority-In-Interest or as otherwise provided in this Agreement, the Partnership shall be dissolved and wound up, the assets shall be liquidated and converted to cash and the net proceeds distributed to the Partners after payment of the debts of the Partnership as provided herein and by applicable law. The assets shall be liquidated so as to obtain the reasonable highest price in an orderly liquidation not to exceed a five year period. In settling accounts after liquidation, the monies of the Partnership shall be applied in the following manner:

    a. The liabilities of the Partnership to creditors other than the General Partner shall be paid or otherwise adequately provided for;

b. The liabilities of the Partnership to the General Partner shall be paid or otherwise provided for; and

c. The remaining assets shall be distributed first to the Limited Partners and the General Partner in the same manner as cash available for Distribution are distributed under Article VIII.2 hereof. As cash is available it will be distributed to the Limited Partners pro-rata with their capital balances at the beginning of the month. The automatic reinvestment plan will be suspended, and no Limited Partnership withdrawals requests will be recognized during this process, as per article XI. The General Partner may withdraw his capital only down to the limits prescribed in Article III, and only if there is sufficient assets with a realizable market value such as to be assured that all Limited Partnership account balances can be met. Once all the Limited Partners capital and unmet cumulative Preferred Returns has been returned, the remaining assets, if any, may be distributed to the General Partner. During the liquidation period if assets are sold, the General Partner shall be entitled to take a commission on the sale of the assets from the Partnership that would not exceed a brokerage fee that a broker would normally receive for buying or selling the assets.

2. In the event that, upon dissolution and winding up of the Partnership, following the sale or other disposition of all of its assets and after crediting any gain or charging any loss pursuant to Article VIII, the General Partner shall have a deficit balance in its Capital Account, then the General Partner shall contribute in cash to the capital of the Partnership an amount which is equal to such deficit in its Capital Account.

XIV. SIGNATURES

Any assignment, contract, security agreement, chattel mortgage, lease, contract of sale, bill of sale, or other similar document to which the Partnership is a party, shall be executed by the General Partner, and no other signatures shall be required.

XV. SPECIAL POWER OF ATTORNEY

Any person who becomes a Limited Partner after the effective date of this Agreement shall execute and deliver to the General Partner a special power of attorney in form acceptable to the General Partner (existing Limited Partners having already executed and delivered same) in which the General Partner is constituted and appointed as the attorney-in-fact for such Limited Partner with power and authority to act in his name and on his behalf to execute, acknowledge and swear to in the execution, acknowledgment, and filing of documents, which shall include, by way of illustration but not of limitation, the following:

1. This Agreement and all certificates of Limited Partnership, as well as all amendments to the foregoing which, under the laws of the State of Nevada or the laws of any other state, are required to be filed or recorded or which the General Partner deems is advisable to file or record;

2. All other instruments or documents which may be required to be filed or recorded by the Partnership under the laws of any state or by any governmental agency, or which the General Partner deems it advisable to file or record; and

3. All instruments or documents which may be required to effect the continuation of the Partnership, the admission of additional or substituted Limited Partners, the withdrawal of Limited Partners or the dissolution and termination of the Partnership, provided such continuation, admission, withdrawal and dissolution and termination are in accordance with the terms of this Agreement.

4. The special power of attorney to be concurrently granted upon admission as such by each Limited Partner:

    a. Is a special power of attorney coupled with an interest, is irrevocable, shall survive the death of the granting Limited Partner, and is limited to those matters herein set forth;

b. Shall survive an assignment by a Limited Partner of all or any portion of his Units except that, where the assignee of the Units owned by a Limited Partner has been approved by the General Partner for admission to the Partnership as a substituted Limited Partner, the special power of attorney shall survive each assignment for the purpose of enabling the General Partner to execute, acknowledge, and file any instrument or document necessary to effect such substitution.

XVI. MISCELLANEOUS

1. **Notices:** Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the party or to an officer of the party to whom the same is directed, or if sent by registered or certified mail, postage and charges prepaid addressed as follows:

    a. If to the General Partner:

        Royce Capital Group
        Suite 201
        1281 Terminal Way
        Reno, Nevada 89502

    b. If to a Limited Partner, at such Limited Partner's address for purposes of notice which is set forth on the books and records of the Partnership or in either case as the General Partner or a Limited Partner shall designate pursuant to the notice provision hereof. Any such notice shall be deemed to have been given on the date following on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid.

2. **Application of Nevada Law:** This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

3. **Execution in Counterparts:** This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had all signed the same document. All counterparts shall be construed together and shall constitute one agreement.

4. **Waiver of Action for Partition:** Each of the parties hereto irrevocably waives during the term of the Partnership any right that he or it may have to maintain any action for partition with respect to the property of the Partnership.

5. **Assignability**: Except as expressly limited herein, each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the successors and assigns of the respective parties hereto.

6. **Interpretation:** As used in this Agreement, the masculine includes the feminine and neuter and the singular include the plural, as determined by the context.

7. **Captions:** Paragraphs, titles, or captions in no way define, limit, extend, or describe neither the scope of this Agreement nor the intent of any of its provisions.

8. **Adjustment of Basis:** The General Partner may elect, pursuant to Code Section 754, to adjust the basis of Partnership property under the circumstances and in the manner provided in Code Sections 734 and 743. The General Partner shall, in the event of such an election, take all necessary steps to effect the election.

9. **Entire Agreement:** This Agreement constitutes the entire understanding and agreement among the parties hereto with respect to the subject matter hereof.

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective this 1st day of September, 2002.

GENERAL PARTNER:

ROYCE CAPITAL GROUP

By:____________________________
John F. Royce, President
(775) 322-5797
1281 Terminal Way, Suite 201
Reno, NV 89502

LIMITED PARTNERS:

By: ROYCE CAPITAL GROUP

____
By: John F. Royce, President
As Attorney-In-Fact for the Limited Partners

SUBSCRIPTION AGREEMENT

The Subscription Agreement is a 7 page document

***

SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY

Royce Mortgage Investment Fund, Limited Partnership

1. **SUBSCRIPTION:** The undersigned investor ("Investor") hereby applies to become a Limited Partner in Royce Mortgage Investment Fund, Limited Partnership, a Nevada limited partnership (the "Partnership" or the "Issuer"), and agrees to purchase the number of units of limited partnership interests ("Units") in the Partnership stated below in accordance with the terms and conditions of the Amended and Restated Limited Partnership Agreement ("Limited Partnership Agreement"), a copy of which is provided with the Offering Circular and tenders the amount required to purchase such Units. It is understood that the Units are $1.00 per Unit, with a 20,000 Unit minimum purchase. The Units which the Investor offers to be purchase hereby shall not be deemed issued to, or owned by, the Investor until: (a) the Investor has fully paid in cash for such Units, and (b) the General Partner has, in its sole discretion, accepted Investor's offer of purchase by executing and returning a copy of this Subscription Agreement.

2. **REPRESENTATIONS BY THE INVESTOR:** Neither the General Partner nor the Partnership shall assert any representations made by any investor in this Subscription Agreement as a defense to any subsequent litigation. No representations made by the investor to the General Partner or to the Partnership, with respect to the investor's ability to meet the eligibility standards below, waives any rights that the investor may have under Federal securities laws. The Investor represents and warrants to the General Partner that the Investor:

    a. Has received the Amended and Restated Limited Partnership Agreement dated September 01, 2002, and the Offering Circular updated March 29, 2004.

    b. Understands that no Federal or state agency has made any finding or determination as to the fairness for public investment in, neither any recommendation nor endorsement of, the Units.

    c. Understands that Units are offered for a minimum investment of $20,000 [twenty thousand Units].

    d. Recognizes that the Units as an investment involve a high degree of risk.

e. Understands that there will be no public market for the Units, that there are substantial restrictions on repurchase, sale, assignment or transfer of the Units, and that it may not be possible readily to liquidate this investment.

f. Has (i) a minimum net worth (exclusive of home, furnishings, and automobiles) of $50,000, plus an annual gross income of at least $50,000 or (ii) minimum net worth (exclusive of home, furnishings and automobiles) of $100,000; or (iii) is purchasing in a fiduciary capacity for a person meeting the requirements of either (i) or (ii) above.

g. If an individual, has attained the age of majority (as established in the state in which domiciled), and, in any event, is under no disability with respect to entering into a contractual relationship with the Partnership.

h. If a trustee, is the trustee for the trust on behalf of which it is purchasing the Units, and has due authority to purchase Units on behalf of such trust.

   i. Fully indemnifies and holds harmless the Partnership, the General Partner, and its affiliates from any and all claims, actions, causes of action, damages, and expenses (including legal fees and expenses) whatsoever which may result from a breach or alleged breach of any of the representations by Investor contained herein. **Notwithstanding the preceding sentence, no representations made by the Investor to the General Partner or to the Issuer with respect to the Investor's ability to meet the eligibility requirements waives any right or rights that the Investor may have under the Federal securities laws.**
   ii. Meets the current suitability standards established by the Partnership and the State of Nevada and is a Resident of Nevada. **The Partnership shall not assert any representations made by any Investor, with respect to the eligibility standards, as a defense in any subsequent litigation.**

i. Understands that although a Limited Partner is entitled to a preferential return, before the General Partner is entitled to management fees, any return on or return of, its capital, as described in the Limited Partnership Agreement, the Issuer and the General Partner, and its officers and directors, do not guarantee any interest or return on this investment.

j. Understands that the General Partner may call any subscriber prior to accepting any subscription to verify the representations of the above.

3. **Adoption Of Amended And Restated Limited Partnership Agreement:** The Investor hereby adopts, accepts, and agrees to be bound by all terms and provisions of the Limited Partnership Agreement and to perform all obligations therein imposed upon a Limited Partner with respect to Units to be purchased. Upon acceptance of this Subscription Agreement by the General Partner on behalf of the Partnership, payment in full of the subscription price and the filing of a Certificate of Limited Partnership of the Partnership, the undersigned shall become a Limited Partner for all purposes of the Limited Partnership Agreement.

4. **Limitation On Assignment:** The Investor acknowledges that the Units may be assigned only as provided in the Limited Partnership Agreement and further acknowledges the restrictions on resale, transfer or assignment of the Units set forth in the Limited Partnership Agreement and as described in the Offering Circular.

5. **Special Power Of Attorney:** The Investor hereby makes, constitutes and appoints the President of the General Partner of the Partnership to be such person's true and lawful attorney-in-fact to sign and acknowledge, file, and record:

   a. The Limited Partnership Agreement and any amended certificate of Limited Partnership, as well as any and all amendments thereto required under the laws of the State of Nevada or of any other state to be filed or which the General Partner deems advisable to prepare, execute, and file.

   b. Any other instrument or document which may be required to be filed by the Partnership by any governmental agency or by the laws of any state, or which the General Partner deems it advisable to file.

   c. Any documents which may be required to effect the continuation of the Partnership, the admission of a substituted Limited Partner, or the dissolution and termination of the Partnership, provided such continuation, admission, or dissolution and termination are in accordance with the terms of the Limited Partnership Agreement.

   d. The foregoing grant of authority:

      i. Is a Special Power of Attorney, coupled with an interest, is irrevocable, shall survive the death of the Investor and shall not be affected by the subsequent incapacity of the Investor;

ii. May be exercised by the General Partner for each Limited Partner by a facsimile signature of or on behalf of the General Partner or by listing all of the Limited Partners and by executing any instrument with a single signature of or on behalf of the General Partner, acting as attorney-in-fact for all of them; and

iii. Shall survive the delivery of an assignment by a Limited Partner of the whole or any portion of his interest; except that where the assignee thereof has been approved by the General Partner for admission to the Partnership as a substituted Limited Partner, the Special Power of Attorney shall survive the delivery of each assignment for the sole purpose of enabling such person to execute, acknowledge, and file any instrument necessary to effect such substitution.

6. **PAYMENT OF SUBSCRIPTION:** The amount of the Investor's subscription is set forth below and payment of such amount is enclosed by a check payable to "Fidelity Escrow and Collections". The Investor hereby authorizes and directs the General Partner to deliver this Subscription Agreement to the Partnership and pay the funds delivered herewith to the Partnership, to the extent the Investor's subscription has been accepted, with interest, if any. Any interest earned in the subscription account during this period shall accrue to the Investor in the form of additional Units. If the Investor's subscription is rejected in part, the funds delivered herewith will, to the extent the application is so rejected, be returned to the Investor as soon as is practicable, with interest and without deductions. The General Partner shall open a subscription trust account into which subscription monies will be deposited if they cannot be accepted immediately. A subscriber may ask for and obtain any monies back if they are not accepted within sixty (60) days of being tendered, together with any earned interest thereon.

7. **PURCHASE BY FIDUCIARY:** If the Investor is purchasing the Units subscribed hereby in a fiduciary capacity, the above representations and warranties are to be deemed to have been made on behalf of the person(s) for whom the Investor is so purchasing, except that such person(s) need not be over 18 years of age. See the representations in bold type above.

8. **LIMITED PARTNERSHIP AGREEMENT GOVERNS:** In the event of any conflict between the provisions of the Limited Partnership Agreement and any instrument or document executed, acknowledged, filed or recorded by the General Partner pursuant to this Special Power of Attorney, the Limited Partnership Agreement will govern.

9. **SUBSCRIPTION AMOUNT**: The Investor subscribes to $________________ and encloses such sum herewith as the purchase price of ___________ Units (insert same number in both blank lines).

10. **REINVESTMENT OF DISTRIBUTIONS:** The Partnership maintains a Distribution Reinvestment Plan ("Plan") under which distributions of income of the Partnership may be reinvested for the purchase of additional Units, rather than being received in cash. See Limited Partnership Agreement. So long as the Investor meets the standards established by the Partnership and by the securities law administrator of the state in which the Investor is domiciled, and subject to the termination of the Plan as set forth in bold type, below, the Investor will continue to participate in the Plan as long as the Plan is in existence if he or she elects option A, below. Option B, below, will constitute an election not to participate in the Plan, and to receive monthly checks of current earnings. Please choose one or the other of the two options by a check mark in the appropriate blank. If you check neither blank, you will be considered to have elected to receive your distributions in cash (Option B).

A. ___ Investor elects to participate in the Partnership Distribution Reinvestment Plan.

B. ___ Investor elects not to participate in the Partnership Distribution Reinvestment Plan and to receive distributions in cash.

Any Investor may change his or her election to participate or not participate in the Partnership Distribution Reinvestment Plan, with the consent of the General Partner. Any Investor changing his or her election to participate in the Plan shall receive, prior to delivery of the Units constituting such reinvestment, a then current copy of the Offering Statement.

NOTE: In accordance with the applicable law, and the rules and regulations of the United States Securities and Exchange Commission, the Partnership Distribution Reinvestment Plan ["Plan"] shall only be available to Investors until the earlier of: (a) the expiration of this Offering [March 29, 2006]; or (b) until the aggregate number of (i) new Units issued pursuant to this Offering <u>and</u> (ii) Units issued as part of the Partnership Distribution Reinvestment Plan, reaches the statutory limit of 5,000,000 units, total. On the earlier of (a) March 29, 2006, or (b) when 5,000,000 Units have been issued, the option to reinvest in the Issuer shall no longer be available, and the Plan and this Offering shall close. All Units issued under the Plan, from the date of this Offering, shall count against this Offering's maximum of 5,000,000 Units.

11. **OWNERSHIP OF UNITS:** The Investor's interest will be owned and should be shown on the Partnership's records as follows:

Check one:

__Individual Ownership
__Joint Tenancy With Right of Survivorship (all parties must sign)
__Tenants in Common (all parties must sign)
__Community Property (one party must sign)
__Custodian
__Trustee
__Limited Liability Company
__Corporation
__Partnership
__Nonprofit Organization
__Qualified Pension, Profit-Sharing, 401(k), or IRA
___Other (Please Specify) ______________________________

12. **ACCEPTANCE OF SUBSCRIPTION:** Monies from subscribers will be held, for up to sixty (60) days, in a non interest bearing account until sufficient funds from subscribers can be used to fund or purchase a promissory note secured by real estate. Once a note is identified and purchased or funded, the subscribers funds and interest earned to the date of purchase or funding shall be converted into Units at the rate of One Dollar ($1.00) per Unit. Any monies not used to purchase or fund such notes within sixty (60) days of receipt, shall be returned to the subscriber upon request, without interest earned on such monies, to date of return.

__________ __________
Initials Initials

COMPLETE FOR EACH PARTY TO THIS SUBSCRIPTION. AT THIS PRESENT TIME, WE ARE ONLY ACCEPTING SUBSCRIPTIONS FROM NEVADA RESIDENTS. PLEASE PRINT.

Party #1

Name: ____
First /Entity Middle Last

Resident Address: ____
Street City State/ZIP

E-mail Address: ____
Home Telephone Number: (__________)______________________________
Business Telephone Number: (__________)______________________________
Date of Birth: __________________________ (Individual Investors only)
Occupation: __________________________ (Individual Investors only)
Marital Status: (check one) Single_____ Married_____ (Individual Investors only)
Citizenship (individuals only): U.S._____ Other (Describe)__________________________

Party #2

Name: ______________________________
First /Entity Middle Last

Resident Address: ______________________________
Street City State/ZIP

E-mail Address: ______________________________
Home Telephone Number: (__________) ______________________
Business Telephone Number: (__________) ______________________
Date of Birth: ____________________ (Individual Investors only)
Occupation: ____________________ (Individual Investors only)
Marital Status: (check one) Single_____ Married_____ (Individual Investors only)
Citizenship (individuals only): U.S._____ Other (Describe)____________________

IN WITNESS WHEREOF, the undersigned Investor has executed this Subscription Agreement and Power of Attorney on the________ day of __________, 200___.

______________________________ ______________________________
Authorized Signature of Subscriber Social Security Number or Federal Tax ID #

______________________________ ______________________________
Authorized Signature of Subscriber Social Security Number or Federal Tax ID #
(If more than one)

Check No.____________________ in the amount of $____________________

RECEIVED BY:

____(Signature)

____(Printed Name and Title)

Dated:________________________, 200____

ACCEPTED:

$____________________ for the Same Number of Units in the Partnership.

Royce Mortgage Investment Fund, Limited Partnership
By: Royce Capital Group
Its: General Partner

By: ______________________________
John F. Royce, President

OPINION RE: LEGALITY OF ISSUANCE

The Opinion Letter Concerning the Legality of the
Units Proposed to be Issued by the Issuer is a 2 page document.

***

George R. Kucera

Attorney at Law
5321 Desert Peach Drive
Sparks, Nevada 89436

Telephone: (775) 741-2779
Fax: (775) 626-7938

California State Bar Number: 46886

March 29, 2004

John F. Royce, President
Royce Capital Group
1281 Terminal Way, Suite 201
Reno, Nevada 89502

Re: Royce Mortgage Investment Fund, Limited Partnership
Regulation "A" Offering Circular

Dear Mr. Royce:

You, on behalf of Royce Capital Group, the General Partner of Royce Mortgage Investment Fund, Limited Partnership, herein the "Issuer", have asked me to opine on the validity and legality of the securities being offered by the Issuer pursuant to a Regulation A Offering Circular to be filed with the U.S. Securities and Exchange Commission, in accordance with the amended Offering Circular and Statement.

I have been licensed as an attorney in California since 1970, and am familiar with the requirements for this opinion letter. I understand that this letter will be used as part of the Offering Circular and consent to such use. My affiliation with that of the General Partner and the Issuer is that of an independent contractor.

In preparing for this opinion letter, I have reviewed the primary documents relating to the organization, qualification, and operation of the Issuer. I have reviewed the Nevada Revised Statutes applicable to limited partnerships, and the reported court cases which interpret the applicable statutes, and the provisions of the Nevada Constitution which govern them. I have been given access to, and have reviewed, the documents evidencing performance of the Issuer, including reviewing monthly distributions, and the Issuer's procedures and practices germane to its operations.

In addition, I have reviewed the Subscription Agreement, the amended Offering Statement, and the amended Offering Circular insofar as they describe and identify the Issuer and its organization, 2002 qualification, and operations to date.

After review of the pertinent documents and resources, described above, I am of the opinion that:

1. The Limited Partnership ["Issuer"] is duly and legally organized under the laws of the State of Nevada.

2. The Issuer is in compliance with all laws of the State of Nevada with respect to its operations and has met all filing requirements of such State for limited partnerships.

3. The Issuer is offering limited partnership interests ["Units"] which, when sold pursuant to the original and amended Regulation A Offering Circular, will be legally issued.

4. The Units sold, when fully paid for by the purchaser(s), will be non-assessable, both under the laws of the State of Nevada and in accordance with the Issuer's Limited Partnership Agreement.

Very truly yours,

George R. Kucera

GRK:sl

TAX OPINION LETTER

The Tax Opinion Letter is a 6 page document.

GEORGE R. KUCERA
Attorney at Law
5321 Desert Peach Drive
Sparks, Nevada 89436

Telephone: (775) 741- 2779
Fax: (775) 626-7938

California State Bar Number: 46886

March 29, 2004

John F. Royce, President
Royce Capital Group
1281 Terminal Way, Suite 200
Reno, Nevada 89502

Re: Tax Opinion re Amended Offering Circular and Statement
Royce Mortgage Investment Fund, Limited Partnership

Dear Mr. Royce:

You have asked me to opine on the tax consequences of an investment in Royce Mortgage Investment Fund, Limited Partnership, herein the "Issuer", as well as to give an opinion on the taxable status of the Issuer. I understand that this letter will be part of the amended Offering Circular for the Issuer, and I consent to the use and filing of this opinion letter.

I am licensed to practice law in California, and have practiced tax and corporate law since 1970. I graduated from Hastings College of the Law, San Francisco, California, in 1969, where I took every tax class that the school had at that time. Immediately following graduation, I worked from 1969 to 1970 as a Tax Law Specialist, Individual Income Tax Branch, Individual Income Tax Section ["T:I:I:1:1"], in the National Office of the Internal Revenue Service, Washington, D.C. Following that, I worked at Wayne Hea Law Corporation as a tax associate, and with DeCaro, Kucera, & DeCaro, a Law Corporation; Brown, Wright & Kucera, a Law Corporation; and Kucera & Kokores, all in Palo Alto, California, as the tax partner in such firms. I have taken graduate tax courses, after law school, from Golden Gate University, San Francisco, California. I am familiar with partnership law and taxation.

As preparation for this opinion letter, I have reviewed the Limited Partnership Agreement for the Issuer, as well as the applicable Nevada and Federal laws relating to formation, organization, management, and taxability of limited partnerships. I have satisfied myself, from primary documentation, that the requirements I shall discuss later in this letter have been satisfied by both the Limited Partnership ["Issuer"], and Royce Capital Group, the General Partner of the Issuer.

This letter is intended to give an overview of the tax and general laws relating to limited partnerships, and to apply such laws and analysis to the Issuer. It cannot, and does not, address every issue that each potential investor in the Issuer may have, and I have not been given specific information concerning the financial or tax status of any potential investor. I shall assume, for purposes of this opinion letter, that each and every potential investor shall apply the opinions expressed herein to his or her individual situation and requirements, in conjunction with their individual tax and/or investment advisors.

Legal Status of Issuer

The Issuer is a Nevada limited partnership. It was formed in 1997 pursuant to Chapter 88, Nevada Revised Statutes ["NRS"], and has been operating under such laws since then. In 2001, the name of the Issuer was changed from D.F. Capital, L.P., to the present name: "Royce Mortgage Investment Fund, Limited Partnership". The General Partner, Royce Capital Group, is a Nevada corporation and has been the General Partner since the formation of the Issuer. The certificate required by NRS 880330 has been filed with the Office of the Nevada Secretary of State, and the information required by NRS 88-335 is kept at the office of the General Partner. The annual list of General Partner(s) required by NRS 88-395 has been properly filed each year.

It is my opinion that the Issuer is a properly formed and operating limited partnership in accordance with Chapter 88, NRS, and that the purchasers of Limited Partnership Interests ["Units"] will become limited partners in such partnership.

Taxable Status as a Limited Partnership

Prior to 1997, the Internal Revenue Service used six criteria, outlined in Regulations Section 301.7701, to determine whether an entity was to be taxed "as an association taxable as a corporation" or a partnership. Two of the criteria were applicable to both entities, and were, therefore, disregarded for this analysis. If an entity had a preponderance of the remaining four, it was taxed as an association taxable as a corporation.

Examining the Issuer under the old rules, it does not have 'continuity of life' nor does it have 'free transferability of interests'. "Continuity of life" means that the entity to be adjudged must have a perpetual existence, such as a corporation traditionally has. The Issuer will terminate its' existence in 2022, and, thus, does not have 'continuity of life'. "Free transferability of interests" means that the interest involved is freely transferable without the consent of third parties. Traditionally, corporate stock is freely transferable. However, Units in the Issuer are not freely transferable as Article X, Paragraph 2, of the Limited Partnership Agreement requires the consent of the General Partner for a Limited Partnership to transfer a Unit. In addition, if, in the opinion of a tax counsel for the General Partner, the proposed transfer would jeopardize the status of the Limited Partnership as a limited partnership, no transfer may be made. Thus, free transferability of interests absent in the Issuer.

However, the determination of taxable status for the Issuer is much simpler. In 1997, the Internal Revenue Service revised Regulation Section 301.7701 to allow entities that are not classified as trusts, or expressly taxed as corporations, to make an election as to how they are to be taxed. This revision of the regulation eliminated all of the tests involving the criteria described above. Now, the entity merely checks a box on its tax return and makes an election as to how it is to be taxed. The Issuer, on its 2000 form 1065, Partnership Tax Return, elected to be taxed as a partnership.

The Internal Revenue Service can also classify a limited partnership so as to tax it as a corporation if the limited partnership meets the requirements of a 'publically traded partnership' as defined in Section 7704(b) of the Internal Revenue Code. Generally, a publicly traded partnership is one in which the interests are readily traded on an established securities market, or readily tradable on a secondary market or the substantial equivalent thereof. Certain transfers of partnership interests, such as at death, are exempt from the determination of 'publicly traded'. There are also some 'safe harbors' which preclude a determination of 'publicly traded', and provide for redemption of partnership interests if certain regulations to Section 7704 are met.

As mentioned, the Limited Partnership Agreement provides that a Limited Partner may not transfer his or her Units except with the consent of the General Partner, and, if tax counsel for the Partnership determines that such transfer would jeopardize the tax status of the Partnership, such Units may not be transferred. It is, therefore, my opinion that Units in the Issuer will not be traded on an established market as defined in IRC 7704, and that the operation of the Partnership, with respect to the transfer of Units, will qualify for the 'safe harbor' provisions of the Internal Revenue Code. Therefore, the Partnership will not be classified so as to be taxed as a corporation.

Based on the above, it is my opinion that the Limited Partnership is not an "association taxable as a corporation" and that it will be taxed as a partnership.

Taxability of Limited Partnership

The determination of whether the Issuer will be taxed as a partnership or as "an association taxable as a corporation" is crucial because partnerships generally eliminate one level of taxation.

Corporations generally pay corporate income tax on their net earnings, and the after tax income remaining is available for dividends to the corporate shareholders. When received by the shareholders, those dividends are generally treated as ordinary income. On the other hand, partnerships are 'pass through' entities, i.e., they generally do not pay income taxes. Instead, each partner, limited or general, pays his or her share *pari passu* of the partnership income. Thus, if a limited partner owns 5% of the partnership, that partner would include 5% of the partnership income in his or her individual return, whether or not such income was distributed by the partnership to the partner. The preceding sentence is also tempered somewhat in that distributions to partners that are deemed returns of capital are generally not taxed and only distributions in excess of capital accounts are considered taxable income to the receiving partner.

It is important to note that if some or all of the cash available for distribution to the partners is, instead, reinvested in the partnership so that the partners receive additional Units in the Limited Partnership in lieu of cash, the Limited Partners may have taxable income without the cash being distributed from the Issue to pay the taxes on such income.

The above assumes that the Issuer will have distributable income to its partners. However, if the Issuer has losses or credits, such losses or credits also will be distributed to the partners, pro rata.

As income is earned by the Partnership, it is credited, pro rata, to the Partner's capital accounts, and deemed taxable income to the partners.. As it is distributed to a partner, or if additional Units are purchased for that partner, it becomes recognized income to that partner. The capital account of each Limited Partner will be, at any time, the initial purchase price for Units purchased, less any distributions made or credited to such Limited Partner, plus any additional sums contributed by such Limited Partner to the Issuer, plus the allocation of that Limited Partner's share of profits . All distributions or credits to a Limited Partner after that partner's capital account has been reduced to zero will be taxable to such partner, and the tax basis of the Units held by such partner will also be zero for purposes of sale or transfer of the Units. Thereafter any sale or transfer of the Units by a partner with no tax basis in the Units will result in a taxable event.

Property Held Primarily For Sale

Any entity that holds property primarily for sale to customers in the ordinary and normal course of business is deemed to be, for Federal tax purposes, a 'dealer', and the income received from the disposition of such property normally is classified as ordinary rather than capital gain or loss. Ordinary income rates are higher than those for capital gains. However, property held for investment purposes is not property held for sale to customers, and incidental sales of partnership loans, in the sole discretion of the General Partner, would not submit the Partnership to a classification as a dealer in loans. It is my opinion that the Partnership will not be classified as a 'dealer' in such loans.

Portfolio Income

The Partnership will invest in real estate secured mortgages which produce interest income for the Partnership. Normally, the Internal Revenue Service considers interest income to be 'portfolio' income. Portfolio income is not 'passive income' such that the Limited Partners can offset such income against 'passive losses' such as from an unrelated real estate investment. It is my opinion that the income from the Issuer will be portfolio income taxable as ordinary income to the Limited Partners.

Unrelated Business Income

Some of the Limited Partners purchasing Units pursuant to the Offering Circular may be tax exempt entities such as pension plans, profit-sharing plans, or individual retirement plans. Generally these types of entities do not pay Federal income taxes on the income received by them unless they engage in a type of business which produces 'unrelated business income' as such is defined in Section 513 of the Internal Revenue Code. The Issuer, and, through the Issuer, the Limited Partners, will receive primarily interest income from the real estate secured notes which form the assets of the Issuer. Interest income is not unrelated business income unless it is derived from 'debt financed property'. Although it is authorized to, the Issuer does not anticipate borrowing any funds to purchase notes. Instead, it will use the funds from the sale of Units to purchase the notes which will form the asset pool of the Issuer. Accordingly, if the General Partner does not borrow funds to purchase notes, the interest earned by the Issuer should not be taxable, for Federal income tax purposes, to entities which normally would not pay Federal income tax on their income.

It is also possible for these types of entities to realize unrelated business income upon the sale or other disposition of property if the property is held primarily for sale to customers, or is acquired in the manner described in Section 514(c)(9) of the Internal Revenue Code. This code section relates to transactions between the tax exempt entities and persons related to them. The Issuer will not hold loans primarily for sale to customers or anyone else, and will not acquire loans from anyone related to a tax exempt entity.

Based on the above, it is my opinion that the Limited Partners which are tax exempt entities should not receive unrelated business income as a result of the Partnership activities projected by the General Partner.

SUMMARY

It is my opinion that:

1. The Issuer, Royce Mortgage Investment Fund, Limited Partnership, is a validly formed and operating limited partnership in accordance with the laws of the State of Nevada.
2. Purchasers of Units [Limited Partnership Interests] will become Limited Partners in such Issuer.
3. The Issuer will be taxed as a limited partnership and not as an association taxable as a corporation.
4. The income received by the Limited Partners from Partnership operations will be ordinary portfolio income.
5. The Partnership will not be determined as holding property primarily for sale to customers.
6. Any tax exempt entity purchasing Units in the Partnership should not receive unrelated business income so as to incur Federal income upon such income.

It should be noted that the above opinions are based on the assumption that the Partnership will operate in conformance with the Limited Partnership Agreement and the representations made in the Offering Circular and the amended Offering Circular. It should also be noted that the Internal Revenue Code Sections and Regulations governing partnership taxation are among the most complex in the Code and Regulations, and that this opinion is not intended, and should not be construed, as covering all possibilities or aspects of partnership taxation. Each person or entity contemplating the purchase of Units in the Issuer has different investment objectives and different financial and tax situations, and should interpret this opinion letter in light of such objectives and situations.

Very truly yours,

George R. Kucera

GRK:sl

COLLATERAL ANALYSIS OF DEEDS OF TRUST PRESENTLY OWNED BY ISSUER

The collateral analysis of the Deeds of Trust presently owned by the Issuer.

Royce Mortgage Investment Fund
Mortgage Loan Portfolio
(as of December 31, 2004)

Description of Loan	Interest Rate[1]	Market Value	Total Balance of Note	RMIF Balance	% RMIF Owned[1]	Priority[1]	Underlying Loan	Current Loan to Value	Maturit
Single Family Residential Construction	9.00%	$ 50,000	$ 17,142	$ **17,009**	100%	1st		34.02%	6/1/20
Single Family Residential Construction	10.00%	$ 197,500	$ 100,000	$ **100,000**	100%	1st		50.63%	12/16/2
Total SFR Construction	**9.50%**	**$ 247,500**	**$ 117,142**	**$ 117,009**	**100%**			**47.28%**	
Single Family Residential	11.00%	$ 367,000	$ 230,000	$ **230,000**	100%	1st		62.67%	7/1/20
Single Family Residential	12.00%	$ 293,000	$ 225,000	$ **225,000**	100%	1st		76.79%	9/1/20
Single Family Residential	10.00%	$ 60,000	$ 45,603	$ **45,603**	100%	1st		76.01%	4/1/20
Single Family Residential	11.00%	$ 270,000	$ 75,000	$ **75,000**	100%	1st		27.78%	3/1/20
Single Family Residential	11.00%	$ 392,500	$ 294,375	$ **52,375**	18%	1st		75.00%	8/1/20
Single Family Residential	10.50%	$ 450,000	$ 278,600	$ **38,600**	14%	1st		61.91%	2/1/20
Single Family Residential	14.00%	$ 38,000	$ 963	$ **963**	100%	1st		2.53%	4/1/20
Single Family Residential	10.00%	$ 106,000	$ 40,000	$ **40,000**	100%	1st		37.74%	12/1/20
Single Family Residential	10.00%	$ 300,000	$ 232,000	$ **232,000**	100%	1st		77.33%	12/1/20
Single Family Residential	10.00%	$ 325,000	$ 170,000	$ **170,000**	100%	1st		52.31%	10/1/20
Single Family Residential	10.00%	$ 400,000	$ 200,000	$ **200,000**	100%	1st		50.00%	12/1/20
Single Family Residential	11.00%	$ 145,000	$ 100,000	$ **100,000**	100%	1st		68.97%	12/1/20
Total Single Family Residential	**10.66%**	**$ 3,146,500**	**$ 1,891,541**	**$ 1,409,541**	**75%**			**44.80%**	
Residential Raw Land	14.00%	$ 400,000	$ 48,000	$ **36,916**	77%	1st		12.00%	11/1/20
Total Residential Raw Land	**14.00%**	**$ 400,000**	**$ 48,000**	**$ 36,916**	**77%**			**12.00%**	
Residential Developed Lots	9.00%	$ 30,000	$ 26,505	$ **26,505**	100%	1st		88.35%	10/10/2
Residential Developed Lots	14.00%	$ 58,000	$ 30,000	$ **30,000**	100%	1st		51.72%	4/1/20
Residential Developed Lots	12.00%	$ 400,000	$ 46,271	$ **46,271**	100%	1st		11.57%	12/1/20
Residential Developed Lots	13.00%	$ 100,000	$ 20,980	$ **20,980**	100%	1st		20.98%	3/1/20
Total Residential Developed Lots	**12.01%**	**$ 588,000**	**$ 123,756**	**$ 123,756**	**100%**			**21.05%**	
Commercial Raw Land	16.00%	$ 978,321	$ 250,000	$ **250,000**	100%	1st		25.55%	9/1/20
Total Commercial Raw Land	**16.00%**	**$ 978,321**	**$ 250,000**	**$ 250,000**	**100%**			**25.55%**	
Commercial Developed Lots	12.00%	$ 688,177	$ 450,000	$ **50,000**	11%	1st		65.39%	4/1/20
Total Commercial Developed Lots	**12.00%**	**$ 688,177**	**$ 450,000**	**$ 50,000**	**11%**			**65.39%**	
Commercial Building Construction	10.00%	$ 1,450,000	$ 674,270	$ **309,270**	46%	1st		46.50%	8/1/20
Total Commercial Building Construction	**10.00%**	**$ 1,450,000**	**$ 674,270**	**$ 309,270**	**46%**			**46.50%**	
Commercial Building	9.50%	$ 300,000	$ 21,352	$ **21,352**	100%	2nd	$ 50,000.00	23.78%	2/1/20
Commercial Building	12.00%	$ 2,100,000	$ 1,116,250	$ **199,250**	18%	1st		53.15%	4/1/20
Commercial Building	11.00%	$ 750,000	$ 400,000	$ **50,000**	13%	1st		53.33%	9/1/20
Commercial Building	10.00%	$ 1,050,000	$ 350,000	$ **175,000**	50%	1st		33.33%	2/15/20
Commercial Building	11.00%	$ 525,000	$ 359,500	$ **213,300**	59%	1st		68.48%	8/1/20
Commercial Building	10.00%	$ 315,000	$ 236,250	$ **101,250**	43%	1st		75.00%	2/1/20
Commercial Building	10.00%	$ 920,000	$ 400,000	$ **400,000**	100%	1st		43.48%	12/17/2
Total Commercial Building	***10.56%***	***$ 5,960,000***	***$ 2,883,352***	***$ 1,160,152***	***40%***		***$ 50,000.00***	***49.22%***	
TOTALS	***11.14%***	***$ 13,458,498***	***$ 6,438,061***	***$ 3,456,644***	***53.7%***		***$ 50,000.00***	***48.21%***	
Weighted Average Totals	***11.02%***							***52.94%***	
				17,088					

Total CA Loans	6	**Current**	26	90%
Total NV Loans	22	**Delinquent -1 mo**	3	10%
Total AZ Loans	1			
Total	29	**Delinquent -2 mos**		
		In foreclosure		
		Total	29	100%

Table 1: Royce Mortgage Investment Fund
Mortgage Loan Portfolio
(as of June 30, 2005)

Description of Loan	Interest Rate[2]	Market Value	Total Balance of Note	RMIF Balance	% RMIF Owned[3]	Priority[4]	Underlying Loan	Current Loan to Value	Maturity
Single Family Residential Construction	10.00%	$ 400,000	$ 200,000	$ **200,000**	100%	1st	$ -	50.00%	12/1/2006
Single Family Residential Construction	9.00%	$ 50,000	$ 16,180	$ **16,180**	100%	1st	$ -	32.36%	6/1/2009
Single Family Residential Construction	11.00%	$ 500,000	$ 274,000	$ **274,000**	100%	1st	$ -	54.80%	5/1/2006
Total SFR Construction	**10.53%**	$ **950,000**	$ **490,180**	$ **490,180**	**100%**		$ -	***51.60%***	
Single Family Residential	10.00%	$ 275,000	$ 164,000	$ **164,000**	100%	1st	$ -	59.64%	2/1/2010
Single Family Residential	12.00%	$ 293,000	$ 225,000	$ **225,000**	100%	1st	$ -	76.79%	9/1/2007
Single Family Residential	10.00%	$ 60,000	$ 45,239	$ **45,239**	100%	1st	$ -	75.40%	2/1/2025
Single Family Residential	10.00%	$ 340,000	$ 160,000	$ **160,000**	100%	1st	$ -	47.06%	11/1/2009
Single Family Residential	10.00%	$ 325,000	$ 170,000	$ **170,000**	100%	1st	$ -	52.31%	1/1/2007
Single Family Residential	11.00%	$ 145,000	$ 100,000	$ **100,000**	100%	1st	$ -	68.97%	12/1/2009
Single Family Residential	11.00%	$ 392,500	$ 294,375	$ **140,375**	48%	1st	$ -	75.00%	8/1/2005
Single Family Residential	12.00%	$ 728,000	$ 548,500	$ **548,500**	100%	1st	$ -	75.34%	4/1/2010
Total Single Family Residential	**11.15%**	$ **2,558,500**	$ **1,707,114**	$ **1,553,114**	**91%**		$ -	***66.72%***	
Residential Raw Land	13.00%	$ 2,675,000	$ 1,617,500	$ **329,500**	20%	1st	$ -	60.47%	5/31/2006
Residential Raw Land	11.00%	$ 365,000	$ 280,000	$ **280,000**	100%	1st	$ -	76.71%	1/2/2007
Total Residential Raw Land	**12.08%**	$ **3,040,000**	$ **1,897,500**	$ **609,500**	**32%**		$ -	***62.42%***	
Residential Developed Lots	14.00%	$ 58,000	$ 30,000	$ **30,000**	100%	1st	$ -	51.72%	4/1/2009
Residential Developed Lots	12.00%	$ 400,000	$ 42,746	$ **42,746**	100%	1st	$ -	10.69%	12/1/2005
Residential Developed Lots	12.00%	$ 140,000	$ 90,545	$ **90,545**	100%	1st	$ -	64.68%	1/1/2007
Total Residential Developed Lots	**12.37%**	$ **598,000**	$ **163,291**	$ **163,291**	**100%**		$ -	***27.31%***	
Commercial Raw Land	11.00%	$ 978,321	$ 310,000	$ **310,000**	100%	1st	$ -	31.69%	9/1/2005
Total Commercial Raw Land	**11.00%**	$ **978,321**	$ **310,000**	$ **310,000**	**100%**		$ -	***31.69%***	
Commercial Developed Lots	11.00%	$ 1,300,000	$ 725,000	$ **260,000**	36%	1st	$ -	55.77%	3/1/2007
Total Commercial Developed Lots	**11.00%**	$ **1,300,000**	$ **725,000**	$ **260,000**	**36%**		$ -	***55.77%***	
Commercial Building Construction	10.00%	$ 1,450,000	$ 800,000	$ **309,270**	39%	1st	$ -	55.17%	8/1/2005
Commercial Building Construction	11.00%	$ 650,000	$ 365,000	$ **15,000**	4%	1st	$ -	56.15%	1/1/2007
Total Commercial Building Construction	**10.05%**	$ **2,100,000**	$ **1,165,000**	$ **324,270**	**28%**		$ -	***55.48%***	
Commercial Building	9.50%	$ 300,000	$ 14,974	$ **14,974**	100%	2nd	$ 50,000.00	21.66%	2/1/2006
Commercial Building	10.00%	$ 1,300,000	$ 472,500	$ **472,500**	100%	1st	$ -	36.35%	6/1/2007
Commercial Building	10.00%	$ 920,000	$ 400,000	$ **400,000**	100%	1st	$ -	43.48%	1/1/2006
Commercial Building	10.50%	$ 340,000	$ 181,600	$ **181,600**	100%	1st	$ -	53.41%	6/1/2007
Commercial Building	12.00%	$ 600,000	$ 390,000	$ **75,000**	19%	1st	$ -	65.00%	2/1/2006
Commercial Building	11.00%	$ 750,000	$ 400,000	$ **50,000**	13%	1st	$ -	53.33%	9/1/2007
Commercial Building	10.00%	$ 1,050,000	$ 350,000	$ **175,000**	50%	1st	$ -	33.33%	2/15/2009
Commercial Building	10.00%	$ 315,000	$ 236,250	$ **101,250**	43%	1st	$ -	75.00%	2/1/2006
Total Commercial Building	***10.19%***	$ ***5,575,000***	$ ***2,445,324***	$ ***1,470,324***	***60%***		$ ***50,000.00***	***44.76%***	
Bad Debt Reserve				$ ***(17,088)***					
TOTALS	***10.91%***	$ ***17,099,821***	$ ***8,903,409***	$ ***5,163,592***	***58.0%***		$ ***50,000.00***	***52.36%***	
Weighted Average Totals (4)	***10.92%***						***(5)***	***55.64%***	

THE LENDER SERVICING AGREEMENT

The Lender Servicing Agreement is a 3 page document.

LENDER SERVICING AGREEMENT

LOAN NO.: All loans in the Royce Mortgage Investment Fund portfolio herein described as Note or Notes
BORROWER NAME: As per Note or Notes
LOAN AMOUNT: As per Note or Notes
AMOUNT INVESTED BY THIS INVESTOR: Whole or Fractional Interest held by Fund

DATE:

This Loan Servicing Agreement is made and entered into by and between FIDELITY ESCROW AND COLLECTIONS, INC., a Nevada corporation, hereinafter referred to as "Company", and the undersigned, ROYCE MORTGAGE INVESTMENT FUND, L.P., a Nevada Limited Partnership, hereinafter referred to as "Lender", in connection with that certain Promissory Note(s) dated (date of Note(s), secured by a Deed of Trust of even date executed by (Borrower name), as Trustor(s) to (Trustee), and recorded in the Official Records of (County), (State), (and other security instruments, if applicable).

Lender hereby authorizes and instructs "Company" and "Company" agrees to:

A. Receive any and all payments due "Lender" on the Note;
B. Endorse to "Company's" Trust Account any checks or money orders payable to "Lender" and to immediately deposit same in "Company's" Trust Account which is to be maintained in accordance with such laws and rules applicable thereto and as to which "Company" will not commingle its assets;
C. Cause "Company's" Trust Account utilized for this transaction to be inspected as required by such laws, rules and regulations as are applicable thereto;
D. Transmit "Lender's" portion of such payments of principal and interest to "Lender" within five (5) days after receipt at the address shown herein and to not apply such payment to any other transaction other than the transaction for which the funds are received;
E. If the source of payment is not the maker of the note, to so inform the "Lender";
F. Take any other action which "Company" deems necessary or convenient to the collection and servicing of the Note including, but not limited to, instituting foreclosure proceedings in the event of default and/or making such payment in connection therewith on behalf of "Lender" or taking such other action as "Company" deems necessary or desirable to protect the security of the Deed of Trust or the priority thereof;
G. Execute and deliver on "Lender's" behalf and in "Lender's" name any documents necessary or convenient for the exercise of any rights or duties which "Lender" may have under the Deed of Trust, including but not limited to Full or Partial Reconveyances, including Requests therefore; Substitutions of Trustee, Payoff Demands, Beneficiary Statements, Declarations and Notices of Default, bidding authorizations and other instructions to the Trustee of the Deed of Trust;
H. Receive Notices of Default of prior encumbrances and to promptly notify "Lender" of any default upon the Note and any prior encumbrances;
I. Grant such extensions as "Company" deems reasonably appropriate;
J. Track insurance on the property if it is an improved property.
K. Periodically check to see if the real estate taxes are paid on the property and notify investors of any delinquency.

Any payment (other than the forwarding of a borrower's payment) made by "Company" to or on behalf of "Lender", to senior liens or to otherwise protect or enforce the "Lender's" security or rights hereunder, will be repaid by "Lender" upon "Company's" written demand together with interest on said payment at the Note rate. "Company" is neither obligated nor required to make any such payment or to continue making such payments should it elect to make one or more such payments on behalf of "Lender".

In consideration for the services to be rendered by "Company" for "Lender"," Lender" hereby authorizes "Company" to retain from funds received, a monthly loan servicing charge equal to 1/12th of 1% of the outstanding principal balance of the Note, with a minimum of $12.00 per month, and to retain any assumption, demand, beneficiary and processing fees. Late charges and prepayment penalties shall be split 50% by "Company" and "Lender".

The following provisions (1) - (4) apply only to loans in which "Lender" holds an undivided fractional interest:

(1) "Lender" acknowledges that he/she holds or will hold an undivided interest in the Note and Deed of Trust as a tenant in common with another or other Lenders. All such Lenders have executed this Lender Servicing Agreement in counter-part and when so executed, all such counter-parts shall constitute an agreement between all holders of interests in the Note and Deed of Trust as well as between Lenders and "Company".

(2) A default upon any interest in the Note shall constitute a default upon all interests. A majority in interest of Lenders may determine and direct the actions to be taken on behalf of all Lenders in the event of default or with respect to other matters requiring the direction or approval of Lenders, and such majority SHALL designate "Company" to so act on their behalf.

(3) "Company" shall furnish to "Lender" a list of names and addresses of all Lenders holding an interest in the Note upon five (5) days written notice.

(4) A majority in interest of Lenders may terminate "Company's" authority hereunder at any time upon ten (10) days written notice and upon repayment of any outstanding payments made by "Company" on Lenders' behalf and accrued expenses incurred by "Company" in connection with the servicing of the Note.

I/We designate, that the undersigned's undivided interest in the described Note and Deed of Trust be vested as follows:

ROYCE MORTGAGE INVESTMENT FUND, L.P., a Nevada Limited Partnership
TAX ID# 88-0381166

Payments should be disbursed to the following payee(s) at the following address until written instructions to the contrary are received from the undersigned:

Royce Mortgage Investment Fund, L.P.,
1281 Terminal Way, Suite 201, Reno, NV 89502

ARBITRATION OF DISPUTES

All controversies or claims between the parties hereto arising out of this loan transaction, including but not limited to, the arranging thereof, shall be determined by arbitration in accordance with applicable rules of the American Arbitration Association. Judgement may be entered in any court having jurisdiction.

NOTICE:

BY SIGNING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISION DECIDED BY NEUTRAL ARBITRATION AS PROVIDED BY LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. YOU ARE FURTHER GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS SUCH RIGHTS ARE SPECIFICALLY INCLUDED IN THE ARBITRATION. AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE APPLICABLE NEVADA REVISED STATUTES OR CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

WE HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISION TO NEUTRAL ARBITRATION.

ROYCE MORTGAGE INVESTMENT FUND, L.P., a Nevada Limited Partnership
By: Royce Capital Group
Its: General Partner

By: ______________________________
John F. Royce, President

***

ESCROW INSTRUCTIONS

The Escrow Instructions are a 1 page document.

ESCROW INSTRUCTIONS

January 1, 2002

TO: Fidelity Escrow and Collections, Inc.
1281 Terminal Way, Suite 200
Reno, Nevada 89502

You are instructed to open an interest bearing Trust Subscription Account, fbo of Royce Mortgage Investment Fund, Limited Partnership, at the Bank of America, Reno, Nevada. You will be receiving subscription agreements in the form attached hereto as Exhibit "A", together with checks from investors desiring to subscribe to the public offering of Royce Mortgage Investment Fund, Limited Partnership. Please advise us as each subscription is received, and deposit any funds received in an amount of $20,000 or more into this account. Please keep records of interest accruing for each separate investor and the date on which a check is received by you.

We will notify you when we wish to accept an investor's funds, together with accrued interest thereon, at which time you will transfer the money to us by your check and we will accept the subscription.

If an investor's money has not been accepted by us within sixty (60) days of it being deposited with you, upon demand from the investor, you will return the money credited to such investor, together with accrued interest thereon, to the investor. Please notify us of these withdrawals.

There is no minimum aggregate subscription amount that must be received other than one subscription in the minimum amount of $20,000 or more. We will pay all charges for this escrow.

Royce Mortgage Investment Fund, Limited Partnership
By: Royce Capital Group, General Partner

____
John F. Royce, President

***

SIGNATURE PAGE

The Issuer has duly caused this updated offering to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of Reno, State of Nevada, on June 30, 2005.

ROYCE MORTGAGE INVESTMENT FUND, LIMITED PARTNERSIP
A Nevada Limited Partnership



Royce Capital Group, a Nevada Corporation
BY: John F. Royce, President, and Sole Director



Royce Capital Group, a Nevada Corporation
BY: Michael R. Malody, Jr., Chief Financial Officer